PROSPECTUS	September 28, 2006

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-134018

4,670,000 Shares

ICF INTERNATIONAL, INC.

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering 3,659,448 shares of our common stock and the selling stockholders identified in this prospectus are offering 1,010,552 shares of our common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. The initial public offering price is $12.00 per share.

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “ICFI.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$12.00	$56,040,000
Underwriting discounts and commissions	$0.84	$3,922,800
Proceeds, before expenses, to us	$11.16	$40,839,440
Proceeds, before expenses, to the selling stockholders	$11.16	$11,277,760

The underwriters may also purchase up to an additional 700,500 shares of our common stock from us within 30 days of the date of this prospectus, solely to cover over-allotments. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $4,511,220, and our total proceeds, before expenses, will be $48,657,020.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about October 3, 2006.

UBS Investment Bank	Stifel Nicolaus

William Blair & Company	Jefferies Quarterdeck

Defense & Homeland Security

Energy

Improve
Advise
Implement
ICF
INTERNATIONAL™

Environment & Infrastructure

Health, Human Services & Social Programs

KIDS

Passion. **Expertise. Results.**

Until October 23, 2006 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless the context requires otherwise, the words “ICF,” “we,” “company,” “us” and “our” refer to ICF International, Inc. and, where appropriate, its subsidiaries.

Unless the context requires otherwise, the term “CMEP” refers to our principal stockholder, CM Equity Partners, L.P. and its affiliated partnerships that hold shares of our common stock, who are also the selling stockholders identified under “Principal and selling stockholders.”

Our fiscal year ends on December 31. In recent years, we have derived more than 70% of our revenue from departments and agencies of the U.S. federal government, which has a fiscal year ending on September 30. Unless the context requires otherwise, references in this prospectus to “fiscal year” mean the applicable fiscal year of the U.S. federal government.

The names “ICF International,” “ICF Consulting,” “CommentWorks,” “Integrated Planning Model,” “International Carbon Pricing Tool,” “IPM,” “K-PRISM,” “UAM” and “Urban Airshed Model” are our trademarks. This prospectus also contains trademarks and service marks of other companies.

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares offered as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety.

ICF INTERNATIONAL, INC.

We provide management, technology and policy consulting and implementation services primarily to the U.S. federal government, as well as to other government, commercial and international clients. We help our clients conceive, develop, implement and improve solutions that address complex economic, social and national security issues. Our services primarily address four key markets: defense and homeland security; energy; environment and infrastructure; and health, human services and social programs. Increased government involvement in virtually all aspects of our lives has created increasing opportunities for us to resolve issues at the intersection of the public and private sectors.

Our U.S. federal government clients include every cabinet-level department, including the Department of Defense, the Environmental Protection Agency, the Department of Homeland Security, the Department of Transportation, the Department of Health and Human Services, the Department of Housing and Urban Development, the Department of Justice and the Department of Energy. U.S. federal government clients generated 72% of our revenue in 2005. Our state and local government clients include the states of California, Louisiana, Massachusetts, New York and Pennsylvania. State and local government clients generated 9% of our revenue in 2005. Revenue generated from our state and local government clients is expected to increase in 2006, due primarily to our work in connection with the Road Home Contract with the State of Louisiana (discussed below under “Road Home Contract”). We also serve commercial and international clients, primarily in the energy sector, including electric and gas utilities, oil companies and law firms. Our commercial and international clients generated 19% of our revenue in 2005.

Across our markets, we provide end-to-end services that deliver value throughout the entire life of a policy, program, project or initiative:

➢	Advisory Services. We provide advisory and management consulting services including needs and markets assessment, policy analysis, strategy and concept development, change management strategy, enterprise architecture and program design.

➢	Implementation Services. Often based on the results of our advisory services, we provide implementation services including information technology solutions, project and program management, project delivery, strategic communications and training.

➢	Evaluation and Improvement Services. In support of our advisory and implementation services, we provide evaluation and improvement services, including program evaluation, continuous improvement initiatives, performance management, benchmarking and return-on-investment analyses.

We have more than 1,600 employees and serve clients globally from our headquarters in the metropolitan Washington, D.C. area, our 15 domestic regional offices throughout the United States and our five international offices in London, Moscow, New Delhi, Rio de Janeiro and Toronto.

We generated revenue of $177.2 million and $109.6 million in 2005 and the six months ended June 30, 2006, respectively. Our total backlog was $226.8 million and $309.6 million as of December 31, 2005 and June 30, 2006, respectively. We define total backlog as the future revenue we expect to receive from our contracts and other engagements. See “Business—Contract Backlog” for a discussion of how we calculate backlog.

MARKET OPPORTUNITY

An increasing number of complex, long-term factors are changing the way we live and the way in which government and industry must operate and interact. Some of these factors include terrorism, increasing federal budget deficits, emergency preparedness for natural disasters and national security threats, rising energy demands, environmental changes and an aging federal civilian workforce, among others. In response, government and industry stakeholders are continually evaluating, formulating and implementing new policies and modifying business processes, creating opportunities for professional services firms that understand these factors and the associated policy, technology and management implications. Our services address these opportunities primarily in the following four key markets:

Defense and Homeland Security.    The U.S. Department of Defense (DoD) and the Department of Homeland Security are undergoing major transformations due to the changing nature of security threats, implications of the information age, logistics modernization requirements, emergency preparedness and the social issues associated with globally deployed armed forces. These factors, combined with a retiring federal civilian workforce, create opportunities for qualified professional services firms.

Energy.    Rising global energy demands and constrained oil and gas supplies have prompted the search for alternative fuels and the implementation of energy efficiency initiatives. In addition, deregulation of utilities, capacity expansions, the emergence of emissions trading markets, and mergers and acquisitions in the energy sector are creating demand for professional services firms with knowledge of relevant economic and regulatory forces affecting the industry.

Environment and Infrastructure.    Global warming, environmental degradation, depletion of natural resources, growth of city centers and underinvestment in transportation infrastructure are creating demand for professional services providers that can help reconcile the competing concerns of government and industry stakeholders in addressing these issues.

Health, Human Services and Social Programs.    An aging U.S. population, continued immigration, population growth among lower income levels and rising health care costs are expected to drive an increased need for public spending in the areas of health, human services and social programs. Governments are increasingly turning to professional services firms that have strong expertise in designing and executing programs in these areas.

COMPETITIVE STRENGTHS

We possess the following key business strengths:

We have a highly educated professional staff with deep subject matter knowledge.    Our institutional thought leadership and experience in areas of policy, technology and management consulting, combined with our ability to assemble multi-disciplinary teams, enable us to deliver superior client service.

We have long-standing relationships with our clients.    We have performed work for many of our clients for decades. This experience, combined with our prime contractor positions and multi-level client access, gives us better visibility into our clients’ upcoming requirements.

Our advisory services position us to capture a full range of engagements.    We believe our advisory services position us favorably to offer our clients end-to-end services across the entire life cycle of a particular policy or program, including implementation and improvement services.

Our technology solutions are driven by our deep subject matter expertise.    We combine our information technology skills with our deep subject matter expertise and thorough understanding of organizational processes to deliver differentiated technology-enabled solutions.

Our proprietary analytics and methods allow us to deliver superior solutions to clients.    We have developed proprietary tools, project management methodologies and models in the areas of energy planning, air-quality analysis and carbon emissions that are used by governments and commercial entities around the world.

We are led by an experienced management team.    Our senior management team has successfully grown the business organically and through acquisitions and possesses extensive industry and management experience.

STRATEGY

Our strategy to increase our revenue, grow our company and increase stockholder value involves the following key elements:

➢	Strengthen our end-to-end service offerings

➢	Grow our client base and increase scope of services provided to existing clients

➢	Expand into additional markets at the intersection of the public and private sectors

➢	Focus on high margin projects

➢	Capitalize on operating leverage

➢	Pursue strategic acquisitions

ROAD HOME CONTRACT

Through our wholly owned subsidiary, ICF Emergency Management Services, LLC, or ICF EMS, we have been awarded a contract (Road Home Contract) by the State of Louisiana’s Office of Community Development, effective June 12, 2006, to serve as the manager for The Road Home Housing Program (Road Home Program). This program, which is being funded with approximately $8.1 billion of Community Development Block Grant funds allocated by the Department of Housing and Urban Development, is designed to assist the population affected by Hurricanes Rita and Katrina to repair, rebuild or relocate by making certain reimbursements to qualified homeowners and small rental unit landlords for their uninsured, uncompensated damages.

Our performance under a prior advisory contract with the Louisiana Office of Community Development was a factor in the award to ICF EMS of the Road Home Contract. This contract award illustrates how our advisory engagements can lead to larger implementation projects. Our pursuit of this contract was consistent with our emphasis on opportunities in the Defense and Homeland Security market through the use of multi-disciplinary teams, in this case combining our long-standing housing, community and economic development expertise with our growing emergency management and homeland security capabilities.

Although the request for proposals leading to this award anticipated a five-year contract, due to limitations under Louisiana law, the Road Home Contract has a stated term of three years. The maximum amount payable to ICF EMS and its subcontractors with respect to the first four-month phase of the contract will be $87.2 million, and funding levels beyond the first phase have not yet been negotiated. We do not expect the amount payable during the first phase to be indicative of future revenue levels during the balance of the contract term. In addition, our key subcontractors will perform a substantial portion, perhaps 50 to 65%, of the work under the contract, which will increase our direct costs associated with the contract.

RISK FACTORS

Our business is subject to risks. Many of these risks result from our dependence on contracts with U.S. federal government agencies and departments for the majority of our revenue and profit. As a result, we are exposed to a number of considerations, such as:

➢	We derived 72% of our revenue for each of 2004 and 2005 from contracts with the U.S. federal government agencies; therefore, a change in federal government spending priorities could be adverse to our business.

➢	Congress may not approve budgets in a timely manner for the federal agencies and departments we support, which could delay and reduce spending, and therefore cause us to lose revenue and profit.

➢	Our failure to comply with complex laws, rules and regulations relating to federal government contracts could cause us to lose business and subject us to a variety of penalties.

➢	Unfavorable government audit results could force us to adjust previously reported operating results, affect future operating results and subject us to a variety of penalties and sanctions.

➢	Our federal government contracts contain provisions that are unfavorable to us and permit our government clients to terminate our contracts partially or completely at any time prior to completion.

➢	The adoption of new procurement laws, rules and regulations, and changes in existing laws, rules and regulations, could impair our ability to obtain new contracts and could cause us to lose revenue and profit.

As described above under “Road Home Contract”, through our subsidiary, ICF EMS, we recently entered into the Road Home Contract with the State of Louisiana. This contract, which is by far our largest individual contract, contemplates three phases of work. Funding has been secured only for the first phase that lasts for a period of four months. Additional funding will depend on our performance in phase one and the ability of ICF EMS and its subcontractors to meet the deadlines stated in the contract. There is no assurance the State of Louisiana will amend the contract to add funding for later phases if these deadlines are not met or if the State is not satisfied with our and our subcontractors’ performance. The Road Home Contract poses substantial performance and other risks, has increased our working capital needs, and, if we and our subcontractors are unable to perform satisfactorily, could adversely affect our reputation and our overall operating results.

Our business with commercial clients depends primarily on the energy sector of the global economy, which is highly cyclical.

For a discussion of these and other risks we face, see “Risk factors.”

OUR CORPORATE INFORMATION

Our principal operating subsidiary was founded in 1969. ICF International, Inc. was formed as a Delaware limited liability company in 1999 under the name ICF Consulting Group Holdings, LLC in connection with the purchase of our business from a larger services organization. Several of our current senior managers participated in this buyout transaction along with private equity investors. We converted to a Delaware corporation in 2003 and changed our name to ICF International, Inc. in 2006.

Our principal executive office is located at 9300 Lee Highway, Fairfax, Virginia 22031, and our telephone number is (703) 934-3000. We maintain an Internet website at www.icfi.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this prospectus.

The offering

Common stock we are offering	3,659,448 shares

Common stock being offered by the selling stockholders	1,010,552 shares

Total shares of common stock being offered	4,670,000 shares

Common stock to be outstanding immediately after this offering	12,946,132 shares

Over-allotment option

700,500 shares. All of the shares covered by this option are provided by us. If the over-allotment option is exercised in full, there will be 13,646,632 shares of common stock outstanding immediately after this offering.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $38.6 million, or approximately $46.5 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use up to $35.9 million of the net proceeds for repayment of a portion of our existing indebtedness under our revolving credit facility and term loan facilities, $2.7 million for payments due to employees as a one-time bonus under our amended and restated employee annual incentive compensation pool plan and the balance, if any, for general corporate purposes. See “Use of proceeds.”

We will not receive the proceeds from any sale of common stock by the selling stockholders.

Nasdaq Global Select Market symbol	ICFI

Risk factors

Investing in our common stock involves a high degree of risk, including risks associated with the fact that we have earned most of our revenue under contracts with departments and agencies of the federal government. For a discussion of these and other risks that affect our business and operations, see “Risk factors.”

Unless otherwise specified, all share and net proceeds amounts in this prospectus assume that the underwriters do not exercise their over-allotment option to purchase up to an additional 700,500 shares of common stock from us.

Unless otherwise specified, the number of shares of our common stock outstanding is based on 9,286,684 shares outstanding as of August 31, 2006, and excludes:

➢	1,542,182 shares issuable upon exercise of options outstanding as of August 31, 2006, at a weighted average exercise price of $6.00 per share, all of which options will be exercisable upon completion of this offering;

➢	30,904 shares issuable upon exercise of warrants outstanding as of August 31, 2006, at a nominal exercise price per share, all of which will be exercised upon completion of this offering; and

➢	2,000,000 shares available for future grant under our stock plans upon completion of this offering.

Summary consolidated financial and other data

The following summarizes our historical consolidated financial and other information. We derived the historical financial and other information for each of the three years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements. We derived the historical financial and other information for the six months ended July 1, 2005 and June 30, 2006 from our unaudited financial statements appearing elsewhere in this prospectus. Results for any interim period are not necessarily indicative of the results to be expected for a full year.

We have presented the balance sheet data as of June 30, 2006:

➢	on an actual basis; and

➢	on an adjusted basis to reflect our sale of common stock in this offering at the public offering price of $12.00 per share, and receipt of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.

Effective October 1, 2005, we consummated the acquisition of Caliber Associates, Inc. for $20.7 million in cash. The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2005 gives effect to the acquisition of Caliber Associates, Inc. as if it had occurred on January 1, 2005. Operating results for Caliber Associates, Inc. from the date of the acquisition, October 1, 2005, through December 31, 2005 are included in our statement of operations data for the year ended December 31, 2005. The pro forma information does not necessarily indicate what the operating results would have been had the acquisition been completed at the beginning of the period presented. Moreover, this information does not necessarily indicate what our future operating results or financial position will be.

This information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,				Six months ended
Consolidated statement of operations data:	2003	2004	2005	Pro forma 2005	July 1, 2005	June 30, 2006
				(unaudited)	(unaudited)
	(In thousands, except per share amounts)
Revenue	$145,803	$139,488	$177,218	$207,794	$83,285	$109,593
Direct costs	91,022	83,638	106,078	122,192	49,415	66,462
Operating expenses
Indirect and selling expenses	45,335	46,097	60,039 (1)	72,051 (1)	27,516	39,861 (2)
Depreciation and amortization	3,000	3,155	5,541	6,719	1,673	1,666

Earnings from operations	6,446	6,598	5,560	6,832	4,681	1,604
Other (expense) income
Interest expense, net	(3,095)	(1,266)	(2,981)	(4,054)	(1,210)	(2,165)
Other	33	(33)	1,308	1,308	—	—

Total other (expense) income	(3,062)	(1,299)	(1,673)	(2,746)	(1,210)	(2,165)

Income (loss) from continuing operations before income taxes	3,384	5,299	3,887	4,086	3,471	(561)
Income tax expense (benefit)	1,320	2,466	1,865	2,309	1,666	(249)

Income (loss) from continuing operations	2,064	2,833	2,022	1,777	1,805	(312)
Income from discontinued operations	308	184	—	—	—	—

Net income (loss)	$2,372	$3,017	$2,022	$1,777	$1,805	$(312)

Earnings (loss) per share from continuing operations
Basic	$0.23	$0.31	$0.22	$0.19	$0.20	$(0.03)
Diluted	$0.23	$0.30	$0.21	$0.18	$0.19	$(0.03)
Earnings (loss) per share
Basic	$0.26	$0.33	$0.22	$0.19	$0.20	$(0.03)
Diluted	$0.26	$0.32	$0.21	$0.18	$0.19	$(0.03)
Weighted-average shares
Basic	9,088	9,080	9,185	9,185	9,163	9,248
Diluted	9,210	9,398	9,737	9,737	9,487	9,248

	Year ended December 31,				Six months ended
Other operating data:	2003	2004	2005		July 1, 2005	June 30, 2006
	(unaudited) (In thousands)
EBITDA from continuing operations(3)	$9,446	$9,753	$11,101		$6,354	$3,270
Non-cash compensation charge included in EBITDA from continuing operations	—	—	2,138	(1)	—	272
Lease abandonment charge included in EBITDA from continuing operations	—	—	—		—	4,309	(2)

(footnotes on following page)

	As of June 30, 2006
Consolidated balance sheet data:	Actual	As adjusted
	(unaudited) (In thousands)
Cash and cash equivalents	$1,144	$39,792
Net working capital	18,188	56,836
Total assets	171,232	209,880
Current portion of long-term debt	12,400	12,400
Long-term debt, net of current portion	52,532	52,532
Total stockholders’ equity	53,862	92,510

(1)	Indirect and selling expenses for the year ended December 31, 2005 includes a non-cash compensation charge of $2.1 million in December 2005 resulting from the acceleration of the vesting of all then outstanding stock options. See “Management’s discussion and analysis of financial condition and results of operations — Results of Operations — Year ended December 31, 2005 compared to year ended December 31, 2004.”

(2)	Indirect and selling expenses for the six months ended June 30, 2006 includes a pre-tax charge of $4.3 million in the second quarter of 2006 resulting from the abandonment of our San Francisco, California leased facility and abandonment of a portion of our Lexington, Massachusetts leased facility. See “Management’s discussion and analysis of financial condition and results of operations — Operating Expenses — Indirect and selling expenses.”

(3)	EBITDA from continuing operations, a measure used by us to evaluate performance, is defined as net income (loss) plus (less) loss (income) from discontinued operations, less gain from sale of discontinued operations, less other income, plus other expenses, net interest expense, income tax expense and depreciation and amortization. We believe EBITDA from continuing operations is useful to investors because similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA from continuing operations is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA from continuing operations may not be comparable to other similarly titled measures used by other companies. EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, capital expenditures and debt service. Our credit agreement includes covenants based on EBITDA from continuing operations, subject to certain adjustments. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and Capital Resources.” A reconciliation of net income (loss) to EBITDA from continuing operations follows:

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
				(unaudited)
	(In thousands)
Net income (loss)	$2,372	$3,017	$2,022	$1,805	$(312)
Loss (income) from discontinued operations	(308)	196	—	—	—
Gain from sale of discontinued operations	—	(380)	—	—	—
Other expense (income)	(33)	33	(1,308)	—	—
Interest expense, net	3,095	1,266	2,981	1,210	2,165
Income tax expense (benefit)	1,320	2,466	1,865	1,666	(249)
Depreciation and amortization	3,000	3,155	5,541	1,673	1,666

EBITDA from continuing operations	$9,446	$9,753	$11,101	$6,354	$3,270

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, prospects, results of operations or financial condition could suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.

RISKS RELATED TO OUR INDUSTRY

Federal government spending priorities may change in a manner adverse to our business.

We derived 72% of our revenue for each of 2004 and 2005 from contracts with U.S. federal government agencies and departments. Virtually all of our major government clients have experienced reductions in budgets at some time, often for a protracted period, and we expect similar changes in the future. In addition, the Office of Management and Budget (OMB) may restrict expenditures by our federal government clients. A decline in expenditures, or a shift in expenditures away from agencies, departments, projects, or programs that we support, whether to pay for other projects or programs within the same or other agencies or departments, to reduce federal budget deficits, to fund tax reductions, or for other reasons, could materially adversely affect our business, prospects, financial condition or operating results. Moreover, the perception that a cut in Congressional appropriations and spending may occur could adversely affect investor sentiment about our common stock and cause our stock price to fall.

The failure by Congress to approve budgets in a timely manner for the federal agencies and departments we support could delay and reduce spending and cause us to lose revenue and profit.

On an annual basis, Congress must approve budgets that govern spending by each of the federal agencies and departments we support. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, then Congress typically enacts a continuing resolution. Continuing resolutions generally allow government agencies and departments to operate at spending levels based on the previous budget cycle. When government agencies and departments must operate on the basis of a continuing resolution, funding we expect to receive from clients for work we are already performing and new initiatives may be delayed or cancelled. Thus, the failure by Congress to approve budgets in a timely manner can result in either loss of revenue and profit in the event government agencies are required to cancel existing or new initiatives, or the deferral of revenue and profit to later periods due to delays in the implementation of existing or new initiatives.

Our failure to comply with complex laws, rules and regulations relating to federal government contracts could cause us to lose business and subject us to a variety of penalties.

We must comply with laws, rules and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our government clients and impose added costs on our business. Among the more significant are:

➢	the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration and performance of government contracts;

➢	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with some contract negotiations;

Risk factors

➢	the Procurement Integrity Act, which, among other things, defines standards of conduct for those attempting to secure government contracts, prohibits certain activities relating to government procurements, and limits the employment activities of certain former government employees;

➢	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts; and

➢	laws, rules and regulations restricting (i) the use and dissemination of information classified for national security purposes, (ii) the exportation of specified products, technologies and technical data, and (iii) the use and dissemination of sensitive but unclassified data.

The government may in the future change its procurement practices and/or adopt new contracting laws, rules and/or regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable laws, rules and regulations could subject us to civil and criminal penalties and administrative sanctions, including termination of contracts, repayments of amounts already received under contracts, forfeiture of profit, suspension of payments, fines and suspension or debarment from doing business with U.S. federal and even state and local government agencies and departments, any of which could substantially adversely affect our reputation, our revenue and operating results, and the value of our stock. Unless the content requires otherwise, we use the term “contracts” to refer to contracts and any task orders or delivery orders issued under a contract.

Unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our contract performance, pricing practices, cost structure, and compliance with applicable laws, regulations and standards. Like most major government contractors, we have our government contracts audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. Audits, including audits relating to companies we have acquired or may acquire or subcontractors we have hired or may hire, could raise issues that have significant adverse effects on our operating results. For example, audits could result in substantial adjustments to our previously reported operating results if costs that were originally reimbursed, or that we believed would be reimbursed, are subsequently disallowed. In addition, cash we have already collected may need to be refunded, past and future operating margins may be reduced, and we may need to adjust our practices, which could reduce profit on other past, current and future contracts. Moreover, a government agency could withhold payments due to us under a contract pending the outcome of any investigation with respect to a contract or our performance under it.

If a government audit, review, or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, repayments of amounts already received under contracts, forfeiture of profit, suspension of payments, fines and suspension or debarment from doing business with U.S. federal and even state and local government agencies and departments. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Government audits have been completed on our incurred contract costs only through 2001; audits for costs incurred on work performed since then have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies and departments were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results would be materially harmed.

Risk factors

Our federal government contracts contain provisions that are unfavorable to us and permit our government clients to terminate our contracts partially or completely at any time prior to completion.

Our federal government contracts contain provisions not typically found in commercial contracts, including provisions that allow our government clients to terminate or modify these contracts at the government’s convenience upon short notice. If a government client terminates one of our contracts for convenience, we may recover only our incurred and committed costs, settlement expenses, and any fee due on work completed prior to the termination but not the cost for or lost fees on the terminated work. In addition, many of our government contracts and task and delivery orders are incrementally funded as appropriated funds become available. The reduction or elimination of such funding can result in options not being exercised and further work on existing contracts and orders being curtailed. In any such event, we would have no right to seek lost fees or other damages. If a federal government client were to terminate, decline to exercise an option or to curtail further performance with respect to one or more of our significant contracts, our revenue and operating results would be materially harmed.

The adoption of new procurement practices or contracting laws, rules, and regulations and changes in existing procurement practices or contracting laws, rules and regulations could impair our ability to obtain new contracts and could cause us to lose revenue and profit.

In the future, the federal government may change its procurement practices and/or adopt new contracting laws, rules or regulations that could cause federal agencies and departments to curtail the use of services firms or increase the use of companies with a “preferred status,” such as small businesses. For example, legislation restricting the procedure by which services are outsourced to government contractors has been proposed in the past, and if such legislation were to be enacted, it would likely reduce the amount of services that could be outsourced by the federal government. Any such changes in procurement practices or new contracting laws, rules or regulations could impair our ability to obtain new contracts and materially reduce our revenue and profit.

Our business activities may be or may become subject to international, foreign, U.S., state or local laws or regulatory requirements that may limit our strategic options and growth and may increase our expenses and reduce our profit, negatively affecting the value of our stock. We generally have no control over the effect of such laws or requirements on us and they could affect us more than they affect other companies.

RISKS RELATED TO OUR BUSINESS

We have been dependent on contracts with U.S. federal government agencies and departments for the majority of our revenue and profit, and our business, revenue and profit levels could be materially and adversely affected if our relationships with these agencies and departments deteriorate.

Contracts with U.S. federal government agencies and departments accounted for approximately 72% of our revenue for each of 2004 and 2005. Revenue from contracts with clients in the Environmental Protection Agency (EPA), the Department of Transportation (DOT) and the Department of Homeland Security (DHS) accounted for approximately 39% of our revenue for 2004. Revenue from contracts with clients in the Department of Defense (DoD), EPA and DHS accounted for approximately 41% of our revenue for 2005. We believe that federal government contracts will continue to be the source of the vast majority of our revenue and profit for the foreseeable future.

Because we have a large a number of contracts with clients, we continually bid for and execute new contracts and our existing contracts continually become subject to recompetition and expiration. Upon

Risk factors

the expiration of a contract, we typically seek a new contract or subcontractor role relating to that client to replace the revenue generated by the expired contract, although there is no assurance that we will be successful in doing so. Of our 20 largest contracts, based on their contribution to revenue for the quarter ended December 31, 2005, 13 were expected to expire or become subject to recompetition in 2006. Collectively, these contracts represented approximately 25% of our revenue for the quarter ended December 31, 2005. While, as of August 31, 2006, we have procured replacement contracts for three of these expiring contracts, with respect to the remaining contracts, there can be no assurance that the government requirements those expiring contracts were satisfying will continue after their expiration, that the government will re-procure those requirements, that any such re-procurement will not be restricted in a way that would eliminate us from the competition (e.g., set aside for small business), or that we will be successful in any such re-procurements. If we are not able to replace the revenue from these contracts, either through follow-on contracts for those requirements or new contracts for new requirements, our revenue and operating results will be materially harmed.

Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts, the strength of our professional reputation, and the relationships of our senior management with client personnel. Because we have many government contracts, we expect disagreements and performance issues with government clients to arise from time to time. To the extent that such disagreements arise, our performance does not meet client expectations, our reputation or relationships with one or more key clients are impaired, or one or more important client personnel leave their employment, are transferred to other positions, or otherwise become less involved with our contracts, our revenue and operating results could be materially harmed. Our reputation could also be harmed if we work on or are otherwise associated with a project that receives significant negative attention in the news media or otherwise for any reason.

Our increasing dependence on GSA Schedule and other Indefinite Delivery/Indefinite Quantity contracts creates the risk of increasing volatility in our revenue and profit levels.

We believe that one of the key elements of our success is our position as a prime contractor under General Services Administration Multiple-Award Schedule (GSA Schedule) contracts and other Indefinite Delivery/Indefinite Quantity (IDIQ) contracts. As these types of contracts have increased in importance over the last several years, we believe our position as a prime contractor on these contracts has become increasingly important to our ability to sell our services to federal government clients. However, these contracts require us to compete for each delivery order and task order rather than having a more predictable stream of activity and, therefore, revenue and profit, during the term of a contract. There can be no assurance that we will continue to obtain revenue from such contracts at these levels, or in any amount, in the future. To the extent that federal agencies and departments choose to employ GSA Schedule and other contracts on which we are not qualified to compete or provide services, we could lose business, which would negatively affect our revenue and profitability.

Our new Road Home Contract with the State of Louisiana, which we expect to be our largest contract over the next several years, involves substantial performance, pricing, legal and publicity risks, required us to obtain additional working capital, and increases the overall risk profile of our business.

In June 2006 our subsidiary, ICF EMS, was awarded a contract by the State of Louisiana, Office of Community Development, to manage a housing grants management program designed to help the population affected by Hurricanes Rita and Katrina. The program will assist with repair, rebuilding or relocation by making certain reimbursements to qualified homeowners and small rental unit landlords for their uninsured, uncompensated damages. The contract has a stated term of three years, with phase one to be completed during the first four months of the term, and ending mid-October 2006.

Risk factors

We believe the Road Home Contract provides us with significant opportunities, but it also creates substantial risks, including principally those described below. If we are unable to satisfy the requirements of the Road Home Contract, our profitability could be reduced and we could suffer a loss. It is also possible that the contract could be terminated, either for cause or for convenience. Any adverse publicity surrounding this contract could damage our reputation and our ability to win future assignments.

Performance risks.    The contract contemplates three phases of work. Funding has been secured only for the first phase that lasts for a period of four months. Additional funding will depend on the performance of ICF EMS and its subcontractors in phase one and their ability to meet the deadlines stated in the contract. There is no assurance the State of Louisiana will amend the contract to add funding for later phases if these deadlines are not met or if the State is not satisfied with our and our subcontractors’ performance.

Additionally, the contract requires us to manage a large number of subcontractors, including Deltha Corporation, First American Title Insurance Company, Jones, Walker, Waechter, Poiltevent, Carrere & Denegre, L.L.P., KPMG International, Microsoft, Quadel Consulting, Providence Engineering & Environmental Group, L.L.C., The Shaw Group, and STR, L.L.C. Effectively organizing and managing this number of subcontractors, particularly during the first phase of the contract, will be challenging.

Pricing and financial risks.    The Road Home Contract has a substantial fixed-price component. There is no assurance that this component will yield any profit, and it could result in a loss. In addition, the State of Louisiana is compensating us for services being provided under the contract on fixed hourly rates or unit prices, and there can be no assurance that we can profitably perform these services for such rates or unit prices. In short, there is no assurance that this contract can be performed profitably. Because of its size, poor financial results from this contract would adversely affect our overall operating results and the value of our stock.

Legal liability risks.

➢	Homeowners or rental housing owners dissatisfied with the amount of money they have received from, or their treatment under, this program might take action against the State of Louisiana and us. There is also the possibility of class action or other litigation. These actions could disrupt the program significantly by diverting substantial amounts of management time and resources and could result in substantial liability for us.

➢	Although a substantial portion of the work under the contract will be performed by subcontractors, as between us and the State of Louisiana, we will remain responsible for timely, satisfactory performance of all aspects of the contract.

➢	We and our subcontractors will be gathering and maintaining sensitive information concerning potential and actual program participants. Failure to properly maintain and secure such information and failure to take appropriate actions to prevent fraud could result in substantial liability for us.

➢	Although the contract provides that we may charge as an expense under the contract reasonable costs and fees incurred in defending and paying claims brought by third parties arising out of our performance of the contract, the contract provides that we will indemnify the State of Louisiana for certain liabilities. Such liabilities could be substantial and exceed the amounts of, or may not be covered by, available insurance.

Risk factors

Visibility and related risks.    The Road Home Contract may be the largest non-construction contract ever awarded by the State of Louisiana. As a result, it has drawn significant attention from the State Legislature and the State Attorney General’s office. It is probable that the contract will be audited frequently by State and other auditors. Significant management time is likely to be spent dealing with the auditors responding to their inquiries. Despite our best efforts, there is no assurance that these audits will not yield adverse findings, in part because we have no experience dealing with State of Louisiana auditors.

The work to be performed under this contract is of a significant public interest: encouraging homeowners and rental housing landlords to rebuild in Louisiana. The media in Louisiana, especially newspapers and radio networks, have covered this program and contract award closely. Any adverse publicity associated with complaints from homeowners, rental housing owners or others is likely to harm our reputation even if we are implementing the contract consistent with contract terms and conditions. This publicity might bring increased public pressure on State officials and disrupt contract implementation while senior management deals with the effects of such publicity.

Increased working capital needs.    Although the Road Home Contract includes payment provisions that we believe are favorable, the contract has increased our working capital needs. The contract provides for an initial payment promptly after contract execution, that we will provide invoices twice per month during phase one of the contract, and that the State will make every reasonable effort to make payments within 25 days after receipt of an invoice. Because of the extraordinary nature of the contract, we cannot predict whether the State will comply with these provisions. However, even with these provisions, the Road Home Contract has increased our working capital needs by up to $20 million. To meet these increased working capital needs, we and our lenders amended our revolving credit facility to increase the maximum availability under that facility from $45 million to $65 million.

Our commercial business depends on the energy sector of the global economy, which is highly cyclical and can lead to substantial variations in revenue and profit from period to period.

Our commercial business is heavily concentrated in the energy industry, which is highly cyclical. Our clients in the energy industry go through periods of high demand and high pricing followed by periods of low demand and low pricing. Their demand for our services has historically risen and fallen accordingly. We expect that demand for our services from energy industry clients, which is strong at the current time, will drop when the energy industry experiences its next downturn. Factors that could cause a downturn include a decline in general economic conditions, changes in political stability in the Middle East and other oil producing regions, and changes in government regulations impacting the energy sector. There are other factors, unrelated to the price or demand for energy, that have in the past affected demand for our services or may in the future affect it, such as the fate of a major corporation in the energy industry.

We may not receive revenue corresponding to the full amount of our backlog, or may receive it later than we expect, which could materially and adversely affect our revenue and operating results.

We have included backlog data under “Business — Contract Backlog” and elsewhere in this prospectus. The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract’s potential value is based upon factors such as the amount of revenue we have recently recognized on that contract, our experience in utilizing contract capacity on similar types of contracts, and our professional judgment. In the case of contracts which may be renewed at the option of the applicable agency, we generally calculate backlog by assuming that the agency will exercise all of its renewal options; however, the applicable agency may elect not to exercise its renewal options. In

Risk factors

addition, federal contracts rely upon Congressional appropriation of funding, which is typically provided only partially at any point during the term of federal contracts, and all or some of the work to be performed under a contract may require future appropriations by Congress and the subsequent allocation of funding by the procuring agency to the contract. Our estimate of the portion of backlog that we expect to recognize as revenue in any future period is likely to be inaccurate because the receipt and timing of this revenue is often dependent upon subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders and delivery orders, many of which are beyond our control. In addition, we may never receive revenue from some of the engagements that are included in our backlog, and this risk is greater with respect to unfunded backlog.

The actual receipt of revenue on engagements included in backlog may never occur or may change because a program schedule could change, the program could be canceled, the governmental agency or other client could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified or terminated. We adjust our backlog periodically to reflect modifications to or renewals of existing contracts, awards of new contracts, or approvals of expenditures. Additionally, the maximum contract value specified under a contract awarded to us is not necessarily indicative of the revenue that we will realize under that contract. We also derive revenue from IDIQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a minimum quantity, which is generally very small. If we fail to realize revenue corresponding to our backlog, our revenue and operating results for the then current fiscal period as well as future reporting periods could be materially adversely affected.

Because much of our work is performed under task orders, delivery orders and short-term assignments, we are exposed to the risk of not having sufficient work for our staff, which can affect both revenue and profit.

We perform some of our work under short-term contracts. Even under many of our longer-term contracts, we perform much of our work under individual task orders and delivery orders, many of which are awarded on a competitive basis. If we can not obtain new work in a timely fashion, whether through new task orders or delivery orders, modifications to existing task orders or delivery orders, or otherwise, we may not be able to keep our staff profitably utilized. It is difficult to predict when such new work or modifications will be obtained. Moreover, we need to manage our staff carefully in order to ensure that staff with appropriate qualifications are available when needed and that staff do not have excessive down-time when working on multiple projects, or as projects are beginning or nearing completion. There can be no assurance that we can profitably manage the utilization of our staff. In the short run, our costs are relatively fixed, so lack of staff utilization hurts revenue, profit and operating results.

The loss of key members of our senior management team could impair our relationships with clients and disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, particularly Sudhakar Kesavan, our Chief Executive Officer, John Wasson, our Chief Operating Officer, and Alan Stewart, our Chief Financial Officer. We rely on our senior management to generate business and manage and execute projects and programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with client personnel contribute to our ability to maintain good client relations and identify new business opportunities. We do not generally have employment agreements with members of our senior management team providing for a specific term of employment. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations, and otherwise manage our business.

Risk factors

If we fail to attract and retain skilled employees, we will not be able to continue to win new work, to staff engagements and to sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals who have technical skills and who work well with our clients. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff engagements and to maintain and grow our business could be limited. In such a case, we may be unable to win or perform contracts, and we could be required to engage larger numbers of subcontractor personnel, any of which could cause a reduction in our revenue, profit and operating results and harm our reputation. We could even default under one or more contracts for failure to perform properly in a timely fashion, which could expose us to additional liability and further harm our reputation and ability to compete for future contracts. In addition, some of our contracts contain provisions requiring us to commit to staff an engagement with personnel the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, or otherwise staff our work, the client may reduce the size and scope of our engagement under a contract or terminate it, and our revenue and operating results may suffer.

We may not be successful in identifying acquisition candidates, and if we undertake acquisitions, they could fail to perform as we expect, increase our costs and liabilities, and disrupt our business.

One of our strategies is to pursue growth through strategic acquisitions. Although much of our recent growth has been through acquisitions, we have relatively limited acquisition experience to date. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition on terms satisfactory to us, or, if the acquisition occurs, integrate the acquired business into our existing business. Our out-of-pocket expenses in identifying, researching and negotiating potential acquisitions will likely be significant, even if we do not ultimately acquire identified businesses. In addition, negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations and by reducing staff utilization during a transition period. Acquisitions of businesses or other material operations may require additional debt or equity financing or both, resulting in additional leverage or dilution of ownership, or both. Moreover, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings.

It may be difficult and costly to integrate acquisitions due to geographic differences in the locations of personnel and facilities, differences in corporate cultures, disparate business models or other reasons. If we are unable to integrate companies we acquire successfully, our revenue and operating results could suffer. In addition, we may not be successful in achieving the anticipated cost efficiencies and synergies from these acquisitions, including our strategy of offering our services to existing clients of acquired companies to increase our revenue and profit. In fact, our costs for managerial, operational, financial and administrative systems may increase and be higher than anticipated. In addition, we may experience attrition, including key employees of acquired and existing businesses, during and following the integration of an acquired business into our company. This attrition could adversely affect our future revenue and operating results and prevent us from achieving the anticipated benefits of the acquisition.

Risk factors

Businesses that we acquire may have greater-than-expected liabilities for which we become responsible.

Businesses we acquire may have liabilities or adverse operating issues, or both, that we fail to discover through due diligence or the extent of which we underestimate prior to the acquisition. For example, to the extent that any prior owners, employees or agents of any acquired businesses or properties failed to comply with or otherwise violated applicable laws, rules or regulations, or failed to fulfill their obligations, contractual or otherwise, to applicable government authorities, their customers, suppliers or others, we, as the successor owner, may be financially responsible for these violations and failures and may suffer harm to our reputation and otherwise be adversely affected. An acquired business may have problems with internal controls over financial reporting, which could be difficult for us to discover during our due diligence process and could in turn lead us to have significant deficiencies or material weaknesses in our own internal controls over financial reporting. These and any other costs, liabilities and disruptions associated with any of our past acquisitions and any future acquisitions we may pursue could harm our operating results.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We also compete with these competitors for the acquisition of new business. If we are unable to compete successfully for new business, our revenue and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases, and greater brand or name recognition than we do. Some of our principal competitors include BearingPoint, Inc., Booz Allen Hamilton, Inc., CRA International, Inc., L-3 Communications Corporation, Lockheed Martin Corporation, Navigant Consulting, Inc., Northrop Grumman Corporation, PA Consulting Group, SAIC, Inc. and SRA International, Inc. We also have numerous smaller competitors, many of which have narrower service offerings and serve niche markets. Our competitors may be able to compete more effectively for contracts and offer lower prices to clients, causing us to lose contracts and lowering our profit or even causing us to suffer losses on contracts that we do win. Some of our subcontractors are also competitors, and some of them may in the future secure positions as prime contractors, which could deprive us of work we might otherwise have won under such contract. Our competitors also may be able to provide clients with different and greater capabilities and benefits than we can provide in areas such as technical qualifications, past performance on relevant contracts, geographic presence, ability to keep pace with the changing demands of clients and the availability of key professional personnel. Our competitors also have established or may establish relationships among themselves or with third parties, including through mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. Our competitors may also be able to offer higher prices for attractive acquisition candidates, which could harm our strategy of growing through selected acquisitions. In addition, our competitors may engage in activities, whether proper or improper, to gain access to our proprietary information, to encourage our employees to terminate their employment with us, to disparage our company, and otherwise to gain competitive advantages over us. For further information regarding competition, see section entitled “Business — Competition.”

Risk factors

We derive significant revenue and profit from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenue and profit if we fail to compete effectively.

We derive significant revenue and profit from federal government contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

➢	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;

➢	the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope;

➢	the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, and in termination, reduction or modification of the awarded contracts; and

➢	the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may lose the opportunity to operate in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed or we may even suffer losses as a result of the costs incurred through the bidding process and the need to lower our prices to overcome competition.

We may lose money on some contracts if we underestimate the resources we need to perform under the contract.

We provide services to clients primarily under three types of contracts: time-and-materials contracts; cost-based contracts; and fixed-price contracts. For fiscal 2003, we derived 40%, 44%, and 16% of our revenue from time-and-materials, cost-based contracts and fixed-price contracts, respectively. For fiscal 2004, the corresponding percentages were 37%, 41% and 22%, respectively. For fiscal 2005, the corresponding percentages were 42%, 34%, and 24%, respectively. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

➢	Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses, and we assume the risk that our costs of performance may exceed the negotiated hourly rates.

➢	Under our cost-based contracts, which frequently cap many of the various types of costs we can charge and which impose overall and individual task order or delivery order ceilings, we are reimbursed for certain costs incurred, which must be allowable and at or below these caps under the terms of the contract and applicable regulations. If we incur unallowable costs in performance of the contract, the client will not reimburse those costs, and if our allowable costs exceed any of the applicable caps or ceilings, we will not be able to recover those costs. In some cases, we receive no fees.

➢	Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus-fee contracts and time-and-materials contracts, fixed-price contracts involve greater financial risk because we bear the full impact of cost overruns.

Risk factors

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

Our operating margins and operating results may suffer if cost-based contracts increase in proportion to our total contract mix.

Our clients typically determine what type of contract will be awarded to us. In general, cost-based contracts are the least profitable of our contract types. To the extent that we enter into more or larger cost-based contracts in proportion to our total contract mix or our indirect rates change for any reason, our operating margins and operating results may suffer. We do not know how, if at all, our contract mix or our indirect rates will change in the future.

We have incurred substantial amounts of debt and expect to incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of your investment.

As a result of our business activities and acquisitions, we have incurred a substantial amount of debt. Although we will reduce our borrowings with the proceeds of this offering, we may incur significant additional debt in the future, which could increase the risks described here and lead to other risks. The amount of our debt could have important consequences for holders of our stock, including, but not limited to:

➢	our future ability to obtain additional financing for working capital, capital expenditures, product and service development, acquisitions, general corporate purposes, and other purposes may be impaired;

➢	a substantial portion of our cash flow from operations could be dedicated to the payment of the principal and interest on our debt;

➢	our vulnerability to economic downturns and rises in interest rates will be increased;

➢	our flexibility in planning for and reacting to changes in our business and the marketplace may be limited; and

➢	we may be placed at a competitive disadvantage relative to other firms.

Servicing our debt in the future may require a significant amount of cash. Our ability to repay or refinance our debt depends on our successful financial and operating performance. Our financial and operational performance depends upon a number of factors, many of which are also beyond our control.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring indebtedness, or selling additional stock, perhaps under unfavorable conditions. Any of these factors could adversely affect the value of our stock.

Our continued success depends on our ability to raise capital on commercially reasonable terms when, and in the amounts, needed. If additional financing is required, including refinancing then existing debt, there can be no assurances that we will be able to obtain such additional financing on terms acceptable to us and at the times required, if at all. In such event, we may be required to raise additional equity by issuing additional stock, alter our business plan materially, curtail all or part of our business expansion plans, or be subject to the actions listed below in the event of default. Any of these results could have a significant adverse effect on the value of our stock.

Risk factors

A default under our debt could lead to a bankruptcy or other financial restructuring that would significantly adversely affect the value of our stock.

In the event of a default under our financing arrangements, the lenders could, among other things, (i) declare all amounts borrowed to be due and payable, together with accrued and unpaid interest, (ii) terminate their commitments to make further loans, and (iii) proceed against the collateral securing the obligations owed to them. Our senior debt is and will continue to be secured by substantially all of our assets. Defaults under additional indebtedness we incur in the future could have these and other effects. Any such default could have a significant adverse effect on the value of our stock.

A default under our debt could lead to the bankruptcy, insolvency, financial restructuring or liquidation of our company. In any such event stockholders would be entitled to share ratably in our assets available for distribution only after the payment in full to the holders of all of our debt and other liabilities. There can be no assurance that, in any such bankruptcy, insolvency, financial restructuring or liquidation, stockholders would receive any distribution whatsoever.

Our existing and future debt will include covenants that restrict our activities and create the risk of defaults, which could impair the value of your stock.

Our financing arrangements contain and will continue to contain a number of significant covenants that, among other things, restrict our ability to dispose of assets; incur additional indebtedness; make capital expenditures; pay dividends; create liens on assets; enter into leases, investments and acquisitions; engage in mergers and consolidations; engage in certain transactions with affiliates; and otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, our financing arrangements require us to maintain specified financial ratios and comply with financial tests, some of which may become more restrictive over time. At times we have not fulfilled the covenants, maintained the ratios, or complied with the financial tests specified in our financial arrangements or have only marginally fulfilled the covenants, maintained the ratios, or complied with the financial tests. The failure to fulfill the requirements of debt covenants, if not cured through performance or an amendment of the financing arrangements, could have the consequences of a default described in the risk factor above. At the times when we only marginally fulfill the requirements of debt covenants, our day-to-day business decisions may be affected. For example, concern over satisfying debt restrictions and covenants might cause us to forego contract bidding or acquisition opportunities or otherwise cause us to focus on short-term rather than long-term results. There is no assurance that we will be able to fulfill our debt covenants, maintain these ratios, or comply with these financial tests in the future, nor is there any assurance that we will not be in default under our financial arrangements in the future.

Our international operations pose special and unusual risks to our profitability and operating results.

We currently have offices in London, Moscow, New Delhi, Rio de Janeiro and Toronto; we also perform work in other foreign countries, some of which have a history of political instability or may expose our employees and subcontractors to physical danger; and we expect to continue to expand our international operations and offices. One element of our strategy to improve our competitiveness is to perform some of our work in countries with lower cost structures, such as India. There can be no assurance, however, that this strategy will be successful. Moreover, this particular element of our strategy could create problems for our ability to compete for government contracts, to the extent government agencies prefer or mandate that work under their contracts be executed in the United States or by U.S. citizens. In addition, expansion into new geographic regions requires considerable management and financial resources, the expenditure of which may negatively impact our results, and we may never see any return on our investment. Moreover, we are required to comply with the U.S. Foreign Corrupt Practices Act, or FCPA,

Risk factors

which generally prevents the making of payments to foreign officials in order to obtain or retain business. Some of our competitors may not be subject to FCPA restrictions. Our operations are subject to risks associated with operating in, and selling to and in, foreign countries, including, but not limited to those listed elsewhere in this “Risk factors” section and:

➢	compliance with the laws, regulations, policies, legal standards and enforcement mechanisms of the United States and the other countries in which we operate, which are sometimes inconsistent;

➢	currency fluctuations and devaluations and limitations on conversion of foreign currencies into U.S. dollars;

➢	recessions, depressions, inflation, hyperinflation, strikes and political and economic instability;

➢	rapid changes in and high interest rates;

➢	restrictions on the ability to repatriate profits to the United States or otherwise move funds;

➢	potential personal injury to personnel who may be exposed to military conflicts and other hostile situations in foreign countries, including Afghanistan and Iraq;

➢	civil disturbances, terrorist activities, acts of war, natural disasters, epidemics, pandemics and other catastrophic events;

➢	expropriation and nationalization of our assets or those of our subcontractors;

➢	difficulties in managing and staffing foreign operations and collecting accounts receivable;

➢	longer sales cycles;

➢	confiscatory taxes or other adverse tax consequences;

➢	tariffs, duties, export controls and other trade barriers; and

➢	investment and other restrictions and requirements by United States and foreign governments, including activities that disrupt markets, restrict payments or limit, change or deprive us of the ability to enforce contracts or obtain and retain licenses and other rights necessary to conduct our business.

Any or all of these factors could, directly or indirectly, adversely affect our international and domestic operations and our overall revenue, profit and operating results.

Systems and/or service failures could interrupt our operations, leading to reduced revenue and profit.

Any interruption in our operations or any systems failures, including, but not limited to: (1) inability of our staff to perform their work in a timely fashion, whether caused by limited access to, and/or closure of, our and/or our clients’ offices or otherwise, (2) failure of network, software and/or hardware systems, and (3) other interruptions and failures, whether caused by us, a third-party service provider, unauthorized intruders and/or hackers, computer viruses, natural disasters, power shortages, terrorist attacks or otherwise, could cause loss of data and interruptions or delays in our business or that of our clients, or both. In addition, the failure or disruption of mail, communications and/or utilities could cause an interruption or suspension of our operations or otherwise harm our business.

If we fail to meet client expectations or otherwise fail to perform our contracts properly, the value of our stock could decrease.

We could lose revenue, profit and clients and be exposed to liability if we have disagreements with our clients or fail to meet client expectations. We create, implement and maintain solutions that are often

Risk factors

critical to our clients’ operations, and the needs of our clients are rapidly changing. Our ability to secure new work and hire and retain qualified staff depends heavily on our overall reputation as well as the individual reputations of our staff. Perceived poor performance on even a single contract could seriously impair our ability to secure new work and hire and retain qualified staff. In addition, we have experienced, and may experience in the future, some systems and service failures, schedule or delivery delays, and other problems in connection with our work.

Moreover, a failure by one or more of our subcontractors to perform satisfactorily the agreed-upon services on a timely basis may compromise our ability to perform our obligations as a prime contractor. In some cases, we have limited involvement in the work performed by the subcontractor and may have exposure as a result of problems caused by the subcontractor. In addition, we may have disputes with our subcontractors that could impair our ability to execute our contracts as required and could otherwise increase our costs.

If our work or the work of one or more of our subcontractors has significant defects or errors, fails to meet our clients’ expectations, or fails to keep up with clients’ ever-changing needs, we may, among other things:

➢	lose future contract opportunities due to receipt of poor past performance evaluations from our customers;

➢	be required to provide additional services to clients at no charge;

➢	have contracts terminated for default and be liable to our customers for reprocurement costs and other damages;

➢	suffer reduced profit and loss of revenue if clients postpone additional work or fail to exercise options or to award contracts;

➢	receive negative publicity, which could damage our reputation and the reputation of our staff and adversely affect our ability to attract and retain clients and hire and retain qualified staff; and

➢	incur substantial costs and suffer claims for substantial damages against us, regardless of our responsibility for the problem.

Any of these outcomes could have a material adverse effect upon our operations, our financial performance, and the value of our stock.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

Some federal government contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. The federal government has the right to grant and terminate such clearances. If our employees lose or are unable to obtain needed security clearances in a timely manner, or we lose or are unable to obtain a needed facility clearance, government clients can limit our work under or terminate some contracts. To the extent we cannot obtain the required facility clearances or security clearances for our employees or we fail to obtain them on a timely basis, we may not derive our anticipated revenue and profit, which could harm our operating results. In addition, a security breach relating to any classified or sensitive but unclassified information entrusted to us for protection could cause serious harm to our business, damage our reputation and result in a loss of our facility or individual employee security clearances.

Risk factors

Our relations with other contractors are important to our business and, if disrupted, could cause us damage.

We derive a portion of our revenue from contracts under which we act as a subcontractor or from “teaming” arrangements in which we and other contractors jointly bid on particular contracts, projects or programs. During 2004 and 2005, our revenue as a subcontractor was between 12% and 14% of our revenue. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, result in reduction of the amount of our work under or termination of that contract, and could cause us not to obtain future work, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue and profit in the foreseeable future. Moreover, our revenue and operating results could be materially and adversely affected if any prime contractor or teammate does not pay our invoices in a timely fashion, chooses to offer products or services of the type that we provide, teams with other companies to provide such products or services, or otherwise reduces its reliance upon us for such products or services.

The diversity of the services we provide and the clients we serve may create actual, potential and perceived conflicts of interest and conflicts of business that limit our growth and lead to liability for us.

Because we provide services to a wide array of both government and commercial clients, occasions arise where, due to actual, potential or perceived conflicts of interest or business conflicts, we cannot perform work for which we are qualified. A number of our contracts contain limitations on the work we can perform for others, such as, for example, when we are assisting a governmental agency or department in the development of regulations or enforcement strategies. Our internal procedure requires that, whenever a project we are pursuing may pose a potential conflict of interest or business, our Contracts Conflict of Interest Manager, or COI Manager, is notified in writing prior to initiation of work. The COI Manager is then responsible for determining the extent of any possible conflict. As a result of these actions, we may determine that no actual or potential conflict is likely and the pursuit of the project should proceed, the likelihood of actual or potential conflict is sufficiently great that we should not pursue the project at all, or there is an actual or potential conflict of interest that can be mitigated by an appropriately fashioned mitigation plan, which must then be created and implemented. However, there can be no assurance that this process will work properly. Actual, potential and perceived conflicts limit the work we can do and, consequently, can limit our growth, adversely affect our operating results, and reduce the value of our company. In addition, if we fail to address actual or potential conflicts properly, even if we simply fail to recognize a perceived conflict of interest, we may be in violation of our existing contracts, may otherwise incur liability and lose future business for not preventing the conflict from arising, and our reputation may suffer. As we grow and further diversify our service offerings, client base and geographic reach, the potential for actual and perceived conflicts will increase, further adversely affecting our operating results.

We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not later signed or we are not paid for our work, our revenue and profit will be reduced.

When circumstances warrant, we sometimes incur expenses and perform work without a signed contract or appropriate modification to an existing contract to cover such expenses or work. When we do so, we are working “at-risk,” and there is a chance that the subsequent contract or modification will not ensue, or if it does, that it will not allow us to be paid for the expenses already incurred or work already performed or both. In such cases, we have generally been successful in obtaining the required contract or modification, but any failure to do so in the future could affect our operating results.

Risk factors

As we develop new services, new clients and new practices, enter new lines of business, and focus more of our business on providing more implementation and improvement services rather than advisory services, our risks of making costly mistakes increases.

We currently assist our clients both in advisory capacities and by helping them implement and improve the solutions to their problems. As part of our corporate strategy, we will attempt to sell more services relating to implementation and improvement, and we are regularly searching for ways to provide new services to clients. In addition, we plan to extend our services to new clients, into new lines of business, and into new geographic locations. As we change our focus towards implementation and improvement; attempt to develop new services, new clients, new practice areas and new lines of business; open new offices; and do business in new geographic locations, those efforts could harm our results of operations and could be unsuccessful.

In addition, there can be no assurance that we can maintain our current revenue or profitability or achieve any growth at all or that, if we grow our revenue, we can do so profitably. Competitive pressures may require us to lower our prices in order to win new work. In addition, growth and attempts to grow place substantial additional demands on our management and staff, as well as on our information, financial, administrative and operational systems, demands that we may not be able to manage successfully. Growth may require increased recruiting efforts, opening new offices, increased business development, selling, marketing and other actions that are expensive and entail increased risk. We may need to invest more in our people and systems, controls, policies and procedures than we anticipate. Therefore, even if we do grow, the demands on our people and systems, controls, policies and procedures may be sufficiently great that the quality of our work, our operating margins and our operating results suffer.

Efforts involving a different focus, new services, new clients, new practice areas, new lines of business, new offices and new geographic locations entail inherent risks associated with inexperience and competition from mature participants in those areas. Our inexperience may result in costly decisions that could harm our profit and operating results. In particular, implementation services often relate to the development and implementation of critical infrastructure or operating systems that our clients may view as “mission critical,” and if we fail to satisfy the needs of our clients in providing these services, our clients could incur significant costs and losses for which they could seek compensation from us.

Claims in excess of our insurance coverage could harm our business and financial results.

When entering into contracts with commercial clients, we attempt, where feasible and appropriate, to negotiate indemnification protection from our clients as well as monetary limitation of liability for professional acts, errors and omissions, but it is not always possible to do so. In addition, we cannot be sure that these contractual provisions will protect us from liability for damages if action is taken against us. Claims against us, both under our client contracts and otherwise, have arisen in the past, exist currently, and will arise in the future. These claims include actions by employees, clients and third parties. Some of the work we do, for example, in the environmental area, is potentially hazardous to our employees, our clients and third parties, and they may suffer damage because of our actions or inaction. We have various policies and programs in the environmental, health and safety area, but they may not prevent harm to clients, employees and third parties. Our insurance coverage may not be sufficient to cover all of the claims against us, insurance may not continue to be available on commercially reasonable terms in sufficient amounts to cover such claims, or at all, and our insurers may disclaim coverage as to any or all such claims, and otherwise may be unwilling or unable to cover such claims. The successful assertion of any claim or combination of claims against us could seriously harm our business. Even if not

Risk factors

successful, such claims could result in significant legal and other costs, harm our reputation, and be a distraction to management.

We depend on our intellectual property and our failure to protect it could enable competitors to market services and products with similar features, which may reduce demand for our services and products.

Our success depends in part upon the internally developed technology and models, proprietary processes and other intellectual property that we utilize to provide our services and incorporate in our products. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Federal government clients typically retain a perpetual, world-wide, royalty-free right to use the intellectual property we develop for them in any manner they deem appropriate, including providing it to our competitors in connection with their performance of federal government contracts. When necessary, we seek governmental authorization to re-use intellectual property developed for the federal government or to secure export authorization. Federal government clients may grant contractors the right to commercialize software developed with federal funding, but they are not required to do so. In any event, if we were to use improperly intellectual property even partially funded by the federal government, the federal government could seek damages and royalties from us, sanction us and prevent us from working on future government contracts.

We may be unable to prevent unauthorized parties from copying or otherwise obtaining and using our technology and models. Policing unauthorized use of our technology and models is difficult, and we may not be able to prevent misappropriation, particularly in foreign countries where the laws, and enforcement of those laws, may not protect our intellectual property as fully as those in the United States. Others, including our employees, may compromise the trade secrets and other intellectual property that we own. Although we require our employees to execute non-disclosure and intellectual property assignment agreements, these agreements may not be legally or practically sufficient to protect our rights. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

In addition, we need to invest in our intellectual property regularly to maintain it, keep it up to date, and improve it. There can be no assurance that we will be able to do so in a timely manner, effectively, efficiently, or at all. To the extent that we do not maintain and improve our intellectual property, our reputation may be damaged, we may lose business, and we may subject the company to costly claims that we have failed to perform our services properly.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees and third parties who assert that intellectual property we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the intellectual property that we use to provide our services and business solutions to our clients, but we also engage third parties to assist us and we license technology from other vendors. If our vendors, our employees or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims, even if we prevail. In addition, if any of these infringement claims are ultimately successful, we could be required to:

➢	pay substantial damages;

➢	cease selling and using products and services that incorporate the challenged intellectual property;

Risk factors

➢	obtain a license or additional licenses from our vendors or other third parties, which may not be available on commercially reasonable terms or at all; and

➢	redesign our products and services that rely on the challenged intellectual property, which may be very expensive or commercially impractical.

Any of these outcomes could further adversely affect our operating results.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology by our clients is not as rapid as in the past.

Our success depends, in part, on our ability to develop and implement technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. In addition, the costs we incur in anticipation or response may be substantial and may be greater than we anticipate, and we may never recover these costs. Also, technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements. Moreover, we use technology-enabled tools to differentiate ICF from our competitors and to facilitate our service offerings that do not require the delivery of technology services or solutions. If we fail to keep these tools current and useful, our ability to sell and deliver our services and, as a result, our operating results could suffer.

RISKS RELATED TO THIS OFFERING

There is no prior public market for our common stock and the market price of our common stock could be extremely volatile and could decline following this offering, resulting in a substantial loss on, or total loss of, your investment.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop nor be sustained, which could adversely affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price will be determined through negotiations among us, the selling stockholders, and the representatives of the underwriters, and may bear no relationship to the price at which the common stock will trade upon completion of this offering.

The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk factors” section and others such as:

➢	our operating performance and the performance of other similar companies and companies deemed to be similar;

➢	actual or anticipated fluctuations in our operating results from quarter to quarter;

➢	changes in estimates of our revenue, earnings or operating results or recommendations by securities analysts;

➢	revenue, earnings or operating results that differ from securities analysts’ estimates;

➢	publication of reports about us or our industry;

➢	speculation in the press and investment community;

Risk factors

➢	commencement, completion and termination of contracts, any of which can cause us to incur significant expenses without corresponding payments or revenue, during any particular quarter;

➢	timing of significant costs and investments, such as bid and proposal costs;

➢	variations in purchasing patterns under GSA Schedule contracts, IDIQ contracts and other contracts;

➢	our contract mix and the extent of use of subcontractors and changes in either;

➢	changes in our staff utilization rates, which can be caused by various factors outside of our control, including inclement weather that prevents our professional staff from traveling to work sites;

➢	any seasonality of our business;

➢	the level and cost of our debt;

➢	changes in presidential administrations and federal government officials;

➢	changes or perceived changes in policy and budgetary measures that affect government contracts;

➢	the unwillingness of certain parties to purchase our stock because of limitations on foreign ownership, control or influence or for other reasons;

➢	changes in accounting principles and policies;

➢	general market conditions, including economic factors unrelated to our performance; and

➢	military and other actions related to international conflicts, wars or otherwise.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Our principal investor will have significant influence over us, which could result in actions of which you or other stockholders do not approve.

Following this offering, CMEP, our principal stockholder, will beneficially own 7,233,613 shares of common stock, or 56% of our outstanding common stock based on shares outstanding on August 31, 2006. If the underwriters exercise their over-allotment option in full, CMEP will beneficially own 53% of our outstanding common stock. In either case, CMEP will have significant influence over the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation and by-laws, and mergers and other business combinations. CMEP’s interests may not be aligned with the interests of our other investors. This concentration of ownership and voting power may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed.

Our principal investor and some members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our principal growth strategies following completion of this offering will be to make selective acquisitions of complementary businesses. CMEP, which will continue to be our principal stockholder following the closing of this offering, sponsors private equity funds. Some of these funds are focused on investments in, among other things, businesses in the federal services sector. Our directors Peter M. Schulte and Joel R. Jacks are principals of CMEP. In addition, Messrs. Schulte and Jacks, as well as our director Dr. Edward H. Bersoff, are directors and officers of Federal Services Acquisition Corporation (FSAC), a publicly held “special purpose acquisition company” formed to acquire federal services businesses. FSAC has approximately $120 million available for this purpose. To date, there has not been

Risk factors

a situation in which CMEP, FSAC and we have simultaneously pursued the same acquisition target. However, it is possible that CMEP and related funds and FSAC could be interested in acquiring businesses that we would also be interested in, and that these relationships could hinder our ability to carry out our acquisition strategy. In the event this situation arises in the future, we plan to refer the matter to independent members of our board of directors who are neither members of management nor affiliated with either CMEP nor FSAC.

We have never operated as a public company, and fulfilling our obligations incident to being a public company will be expensive and time consuming.

As a private company, we have maintained a relatively small finance and accounting staff. We currently do not have an internal audit group, and we have not been required to maintain and establish disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws. As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the Nasdaq Global Select Market, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increased auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other miscellaneous expenses. We cannot accurately predict the amount of additional costs that we may incur or the timing of such costs, but we have estimated that such costs will exceed $2 million during our first 12 months of being a public company. We believe, but cannot be certain, that the level of such costs will be higher during the first year or two of being a public company than in later years.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal controls over financial reporting for fiscal 2007 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal controls over financial reporting and report on the effectiveness of such controls for our fiscal year ending December 31, 2007 and subsequent years. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement, particularly with respect to businesses that we have recently acquired or may acquire in the future. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating

Risk factors

results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of December 31, 2007 and in future periods as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the Nasdaq Global Select Market or other regulatory authorities.

A substantial number of shares will become eligible for sale in the near future, which could cause our common stock price to decline significantly.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In March 2007, 8,251,935 shares will become available for sale in the public market following the expiration of lock-up agreements by CMEP and certain other stockholders. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. Also, upon completion of this offering, options to purchase 1,542,182 shares of our common stock will be exercisable and additional options will become exercisable in the future. Shares issued upon the exercise of any of these stock options would generally be available for sale in the public market.

We do not intend to pay dividends.

We intend to retain our earnings, if any, for general corporate purposes, and we do not anticipate paying cash dividends on our stock in the foreseeable future. In addition, existing financing arrangements prohibit us from paying such dividends. This lack of dividends may make our stock less attractive to investors.

Provisions of our charter documents and Delaware law may inhibit potential acquisition bids and other actions that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change-in-control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents contain other provisions that could have an anti-takeover effect. These provisions:

➢	divide our board of directors into three classes, making it more difficult for stockholders to change the composition of the board;

➢	allow directors to be removed only for cause;

➢	do not permit our stockholders to call a special meeting of the stockholders;

Risk factors

➢	require all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting or by a written consent signed by all of our stockholders;

➢	require our stockholders to comply with advance notice procedures to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at stockholder meetings; and

➢	require the approval of the holders of capital stock representing at least two-thirds of the company’s voting power to amend our indemnification obligations, director classifications, stockholder proposal requirements and director candidate nomination requirements set forth in our amended and restated certificate of incorporation and amended and restated bylaws.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change-in-control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

We indemnify our officers and the members of our board of directors under certain circumstances. Such provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited you and other stockholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our officers or directors pursuant to such provisions.

Because our management will have broad discretion over the use of the net proceeds to us from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the offering proceeds. Although we currently anticipate that the net proceeds of this offering to us will be used primarily for repayment of our existing indebtedness under our revolving credit facility and term loan facilities and one-time bonus payments due to employees under our amended and restated employee annual incentive compensation pool plan, with the balance to be used for general corporate purposes, including working capital and potential acquisitions, our management may allocate our net proceeds among these purposes as it determines is necessary. Even if our existing indebtedness is reduced, we may subsequently decide to incur additional debt. In addition, market or other factors may require our management to allocate portions of our net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds to us from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether these proceeds are being used appropriately. It is possible that we will invest our portion of the net proceeds in a way that does not yield a favorable, or any, return for our company.

If you invest in this offering, you will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value (deficiency) per share of our outstanding common stock. Based on our net tangible book value (deficiency) per share of $(3.33) as of June 30, 2006 and the initial public offering price of $12.00 per share, investors purchasing common stock in this offering will incur immediate dilution of approximately $11.38 per share in the net tangible book value per share of our common stock. Additionally, investors who purchase shares in this offering will have contributed approximately 56.2% of the total consideration paid to date in exchange for shares of our stock, but will only own

Risk factors

approximately 36.2% of the shares outstanding immediately after this offering, based on shares outstanding on June 30, 2006, calculated on a pro forma basis.

In the past, we have offered, and we expect to continue to offer, stock to our employees and directors. Such stock is likely to be offered to our employees and directors at prices below the then current market prices and may be offered at prices below the initial public offering price. Our employee stock purchase plan will allow employees to purchase our stock at a five percent discount to market price. Options issued in the past have had per share exercise prices below the initial public offering price per share. As of August 31, 2006, there were 1,542,182 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.00 per share. Additional options may be granted to employees and directors in the future at per-share exercise prices below the then current market prices and below the initial public offering price per share.

In addition, we may be required, or could elect, to seek additional equity financing in the future or to issue preferred or common stock to pay all or part of the purchase price for any businesses, products, technologies, intellectual property and/or other assets or rights we may acquire or to pay for a reduction, change and/or elimination of liabilities in the future. If we issue new equity securities under these circumstances, our stockholders may experience additional dilution and the holders of any new equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

Special note regarding forward-looking statements

Some of the statements under “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed above in the section captioned “Risk factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including but not limited to:

➢	changes in federal government spending priorities;

➢	failure by Congress to timely approve budgets;

➢	our dependency on contracts with federal government agencies and departments for the majority of our revenue;

➢	an economic downturn in the energy sector;

➢	failure to receive the full amount of our backlog;

➢	loss of members of management or other key employees;

➢	difficulties implementing our acquisition strategy; and

➢	difficulties expanding our service offerings and client base.

Before you invest in our common stock, you should be aware that the occurrence of the events described above, in the section captioned “Risk factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We undertake no obligation to update these forward-looking statements, even if our situation changes in the future.

NOTICE TO INVESTORS

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to give you different or additional information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $38.6 million, or approximately $46.5 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use:

➢	up to approximately $35.9 million of the net proceeds of this offering to repay a portion of the existing indebtedness under our revolving credit and term loan facilities;

➢	$2.7 million for one-time bonus payments due to employees under our amended and restated employee annual incentive compensation pool plan (see “Management — Employment Agreements”); and

➢	the balance, if any, for general corporate purposes, including working capital and potential acquisitions.

We are often engaged in preliminary discussions with acquisition candidates. As of the date of this prospectus, we have no binding commitments or agreements to enter into any acquisitions.

We expect to refinance our revolving credit facility and two term loan facilities in connection with the completion of this offering. Those facilities include:

➢	An $8 million short-term term loan facility that matures in January 2007 (sometimes referred to herein as the time loan facility). As of August 25, 2006, the outstanding principal amount under this facility was $7.7 million.

➢	A $22 million term loan facility that matures in October 2010. As of August 25, 2006, the outstanding principal amount under this facility was $18.7 million.

➢	A revolving credit facility that allows us to borrow up to the lesser of $65 million or the applicable borrowing base comprised of eligible billed receivables and matures in October 2010. As of August 25, 2006, the principal amount outstanding under our revolving credit facility was $13.6 million.

Our credit agreement requires that we apply the net proceeds to us from this offering, after payment of the $2.7 million in one-time bonuses described above, to reduce, respectively, the outstanding principal balances of our short-term term loan facility, our term loan facility and, if proceeds are available, our revolving credit facility.

The indebtedness to be repaid under our short-term term loan facility, our term loan facility and our revolving credit facility bears interest at rates equal to an applicable margin, or spread, plus, at our option, either a base rate equal to the U.S. prime rate or a LIBOR rate determined by reference to the interest period relevant to the indebtedness. The applicable margins for base rate indebtedness and applicable spread for LIBOR rate indebtedness under the short-term term loan and term loan facilities and the revolving credit loan facility are variable subject to certain leverage ratio tests. As of August 25, 2006, the base rate margin and LIBOR spread were 0.50% and 3.50%, respectively, for borrowings under the short-term term loan facility; 0.25% and 3.00%, respectively, for borrowings under the term loan facility; and 0.25% and 3.00%, respectively, for borrowings under the revolving credit facility.

A substantial amount of the debt to be repaid with the proceeds of the offering was incurred in 2005 in connection with the Synergy and Caliber acquisitions and the repayment of $6.4 million of subordinated debt due to our former parent. In connection with the Synergy acquisition in January 2005, we increased the capacity under our credit facilities by $10 million. In October 2005, in connection with the Caliber acquisition and the repayment of debt to our former parent, we increased the capacity under our credit facilities by an additional $25 million.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

Dividend policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Our revolving credit and loan facilities prohibit us from declaring or paying dividends without the consent of our lenders.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of June 30, 2006:

➢	on an actual basis; and

➢	on an adjusted basis to reflect our sale of common stock in this offering at the public offering price of $12.00 per share, and receipt of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.

The as-adjusted figures shown below for cash and cash equivalents, debt and total capitalization will be reduced following the completion of this offering upon the application of the net proceeds to us from this offering to the repayment of up to $35.9 million of our existing indebtedness, and the as-adjusted figure for cash and cash equivalents will be reduced by the payment of $2.7 million in one-time bonuses described in “Use of proceeds.”

	As of June 30, 2006
	Actual	As adjusted
	(In thousands)
Cash and cash equivalents	$1,144	$39,792

Current portion of long-term debt	$12,400	$12,400
Long-term debt, net of current portion(1)	$52,532	$52,532

Stockholders’ equity:
Common stock, $0.01 par value per share prior to completion of initial public offering, $0.001 par value per share upon completion of initial public offering; 20,000,000 shares authorized actual, 70,000,000 shares authorized, as adjusted; 9,300,685 shares issued and 9,229,807 shares outstanding, actual; 12,960,133 shares issued and 12,889,255 shares outstanding, as adjusted	93	13
Additional paid-in capital	51,144	89,872
Retained earnings	3,522	3,522
Treasury stock	(520)	(520)
Stockholder notes receivable(2)	(568)	(568)
Accumulated other comprehensive income	191	191

Total stockholders’ equity	53,862	92,510

Total capitalization (including current portion of long-term debt)	$118,794	$157,442

You should read this table along with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

The actual outstanding share information above excludes:

➢	1,564,682 shares issuable upon exercise of options outstanding as of June 30, 2006, at a weighted average exercise price of $6.01 per share, of which options for 22,500 shares were exercised on July 21, 2006 and all of which remaining options will be exercisable upon completion of this offering;
➢	52,781 shares issuable upon exercise of warrants outstanding as of June 30, 2006, at a nominal exercise price per share, of which warrants for 21,877 shares were exercised on July 14, 2006 and warrants for the remaining 30,904 shares will be exercised upon completion of this offering;

➢	12,500 shares of restricted common stock issued to one of our employees on July 10, 2006; and

➢	2,000,000 shares available for future grant under our stock plans upon completion of this offering.

(1)	At August 25, 2006, we had approximately $40.0 million in debt, including current portion, outstanding. See “Use of proceeds.”

(2)	Represents loans provided by us to certain employees for the purpose of purchasing shares of our common stock. As of May 5, 2006, certain of those loans, with an aggregate principal balance of $703,027, were repaid. See “Certain relationships and related party transactions—Loans to Executive Officers.”

Dilution

If you invest in our common stock in this offering, your ownership will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value (deficiency) per share of our common stock after this offering. Our net tangible book value (deficiency), as of June 30, 2006, was approximately $(30.7) million, or $(3.33) per share of common stock. Net tangible book value (deficiency) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Dilution per share to new investors represents the difference between the amount per share paid by purchases of our common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. As of June 30, 2006, after giving effect to:

➢	the sale by us of 3,659,448 shares of common stock in this offering at the public offering price of $12.00 per share; and

➢	the deduction of the underwriting discounts and commissions and estimated offering expenses payable by us,

our pro forma net tangible book value would have been approximately $7.9 million, or $0.62 per share. The initial public offering price of $12.00 per share exceeds $0.62 per share, which is the per share pro forma value of our total tangible assets less total liabilities after this offering. This represents an immediate increase in pro forma net tangible book value (deficiency) of $3.95 per share to existing stockholders. Accordingly, new investors in the offering will suffer an immediate dilution of their investment of approximately $11.38 per share. The table below illustrates this per share dilution as of June 30, 2006:

Initial public offering price per share		$12.00
Pro forma as adjusted net tangible book value (deficiency) per share before this offering	$(3.33)
Increase in pro forma net tangible book value per share attributable to new investors	3.95
Pro forma as adjusted net tangible book value per share after giving effect to the offering		$0.62

Pro forma net tangible book value per share dilution to new stockholders		$11.38

If the underwriters’ over-allotment option is exercised in full, the as-adjusted pro forma net tangible book value will increase to approximately $1.16 per share, representing an increase to existing stockholders of approximately $4.49 per share, and there will be an immediate dilution of approximately $10.84 per share to new investors.

The following table summarizes, on an as-adjusted basis as of June 30, 2006 after giving effect to this offering, the difference between the number of shares of common stock purchased from us (or, in the case of new investors, from the selling stockholders), the total consideration paid for such shares and the average price per share paid by existing stockholders and by new investors. As shown in the following table, new investors will contribute 56.2% of the total consideration paid to date in exchange for shares of our stock, in exchange for which they will own 36.2% of our outstanding shares of common stock. The calculation below is based on the initial offering price of $12.00 per share, before deducting underwriting discounts and commissions and our estimated expenses for this offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing Stockholders	8,219,255	63.8%	$43,757,252	43.8%	$5.32
New Investors	4,670,000	36.2	56,040,000	56.2	$12.00
Total	12,889,255	100.0%	$99,797,252	100.0%

Dilution

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to 5,370,500 shares, or 39.5%, of the total number of shares of common stock outstanding immediately after this offering.

The tables and calculations above are based on 9,229,807 shares outstanding as of June 30, 2006 and exclude:

➢	1,564,682 shares issuable upon exercise of options outstanding as of June 30, 2006, at a weighted average exercise price of $6.01 per share, of which options for 22,500 shares were exercised on July 21, 2006 and all of which remaining options will be exercisable upon completion of this offering;

➢	52,781 shares issuable upon exercise of warrants outstanding as of June 30, 2006, at a nominal exercise price per share, of which warrants for 21,877 shares were exercised on July 14, 2006 and warrants for the remaining 30,904 shares will be exercised upon completion of this offering;

➢	12,500 shares of restricted common stock issued to one of our employees on July 10, 2006; and

➢	2,000,000 shares available for future grant under our stock plans upon completion of this offering.

To the extent that any of these options or warrants are exercised, new options or warrants are issued or we issue additional shares of common stock in the future, there will be further dilution to new investors.

Selected consolidated financial and other data

The following selected consolidated financial and other data should be read in conjunction with our financial statements and the related notes, and with “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus. The statement of operations data for 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our corresponding audited financial statements. The statement of operations data for the six months ended July 1, 2005 and June 30, 2006 and the balance sheet data as of July 1, 2005 and June 30, 2006 are derived from our unaudited financial statements included in this prospectus. In the opinion of management, those unaudited financial statements have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the results for these periods and as of such dates. Results for any interim period are not necessarily indicative of the results to be expected for a full year.

We have presented the balance sheet data as of June 30, 2006:

➢	on an actual basis; and

➢	on an adjusted basis to reflect our sale of common stock in this offering at the public offering price of $12.00 per share, and receipt of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.

We adopted the provisions of SFAS 123(R) on January 1, 2006, and our results for the six months ended June 30, 2006 reflect $272,484 of stock-based compensation expense.

Effective October 1, 2005, we consummated the acquisition of Caliber Associates, Inc. for $20.7 million in cash. The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2005 gives effect to the acquisition of Caliber Associates, Inc. as if it had occurred on January 1, 2005. Operating results for Caliber Associates, Inc. from the date of the acquisition, October 1, 2005, through December 31, 2005 are included in our statement of operations data for the year ended December 31, 2005. The pro forma information has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results that would have occurred if the acquisition had been consummated on January 1, 2005, nor is it necessarily indicative of any future operating results.

Selected consolidated financial and other data

	Year ended December 31,						Six months ended
	2001	2002	2003	2004	2005	Pro forma 2005	July 1, 2005	June 30, 2006
						(unaudited)	(unaudited)
	(In thousands, except per share amounts)
Revenue	$111,733	$143,496	$145,803	$139,488	$177,218	$207,794	$83,285	$109,593
Direct costs	62,258	87,345	91,022	83,638	106,078	122,192	49,415	66,462
Operating expenses
Indirect and selling expenses	41,068	47,156	45,335	46,097	60,039 (1)	72,051 (1)	27,516	39,861 (2)
Depreciation and amortization	5,196	3,664	3,000	3,155	5,541	6,719	1,673	1,666

Earnings from operations	3,211	5,331	6,446	6,598	5,560	6,832	4,681	1,604
Other (expense) income
Interest expense, net	(3,688)	(2,940)	(3,095)	(1,266)	(2,981)	(4,054)	(1,210)	(2,165)
Other	—	—	33	(33)	1,308	1,308	—	—

Total other (expense) income	(3,688)	(2,940)	(3,062)	(1,299)	(1,673)	(2,746)	(1,210)	(2,165)

Income (loss) from continuing operations before income taxes	(477)	2,391	3,384	5,299	3,887	4,086	3,471	(561)
Minority interest in net loss	94	—	—	—	—	—	—	—
Income tax expense (benefit)	716	1,099	1,320	2,466	1,865	2,309	1,666	(249)

Income (loss) from continuing operations	(1,099)	1,292	2,064	2,833	2,022	1,777	1,805	(312)
Discontinued operations
Income (loss) from discontinued operations, net	251	(503)	308	(196)	—	—	—	—
Gain from disposal of subsidiary, net	—	—	—	380	—	—	—	—

Income (loss) from discontinued operations	251	(503)	308	184	—	—	—	—

Net income (loss)	$(848)	$789	$2,372	$3,017	$2,022	$1,777	$1,805	$(312)

Earnings (loss) from continuing operations per share
Basic	$(0.16)	$0.16	$0.23	$0.31	$0.22	$0.19	$0.20	$(0.03)
Diluted	$(0.16)	$0.15	$0.23	$0.30	$0.21	$0.18	$0.19	$(0.03)
Earnings (loss) per share
Basic	$(0.12)	$0.10	$0.26	$0.33	$0.22	$0.19	$0.20	$(0.03)
Diluted	$(0.12)	$0.09	$0.26	$0.32	$0.21	$0.18	$0.19	$(0.03)
Weighted-average shares
Basic	6,980	8,266	9,088	9,080	9,185	9,185	9,163	9,248
Diluted	6,980	8,385	9,210	9,398	9,737	9,737	9,487	9,248

	Year ended December 31,						Six months ended
Other operating data:	2001	2002	2003	2004	2005		July 1, 2005	June 30, 2006
	(unaudited) (In thousands)
EBITDA from continuing operations(3)	$8,407	$8,995	$9,446	$9,753	$11,101		$6,354	$3,270
Non-cash compensation charge included in EBITDA from continuing operations	—	—	—	—	2,138	(1)	—	272
Lease abandonment charge included in EBITDA from continuing operations	—	—	—	—	—		—	4,309	(2)

(footnotes on following page)

Selected consolidated financial and other data

	As of December 31,					As of June 30, 2006
Consolidated balance sheet data:	2001	2002	2003	2004	2005	Actual	Adjusted
						(unaudited)
	(In thousands)
Cash and cash equivalents	$1,011	$660	$1,643	$797	$499	$1,144	$39,792
Net working capital	10,499	10,305	6,085	5,502	18,141	18,188	56,836
Total assets	88,311	105,945	101,842	94,057	151,124	171,232	209,880
Current portion of long-term debt	2,750	3,750	4,235	4,235	6,767	12,400	12,400
Long-term debt, net of current portion	33,183	27,904	20,313	16,844	54,205	52,532	52,532
Total stockholders’ equity	30,815	43,079	45,276	47,861	52,903	53,862	92,510

(1)	Indirect and selling expenses for the year ended December 31, 2005 includes a non-cash compensation charge of $2.1 million in December 2005 resulting from the acceleration of the vesting of all then outstanding stock options. See “Management’s discussion and analysis of financial condition and results of operations — Results of Operations — Year ended December 31, 2005 compared to year ended December 31, 2004.”

(2)	Indirect and selling expenses for the six months ended June 30, 2006 includes a pre-tax charge of $4.3 million in the second quarter of 2006 resulting from the abandonment of our San Francisco, California leased facility and abandonment of a portion of our Lexington, Massachusetts leased facility. See “Management’s discussion and analysis of financial condition and results of operations — Operating Expenses — Indirect and selling expenses.”

(3)	EBITDA from continuing operations, a measure used by us to evaluate performance, is defined as net income (loss) plus (less) loss (income) from discontinued operations, less gain from sale of discontinued operations, less other income, plus other expenses, net interest expense, income tax expense and depreciation and amortization. We believe EBITDA from continuing operations is useful to investors because similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA from continuing operations is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA from continuing operations may not be comparable to other similarly titled measures used by other companies. EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, capital expenditures and debt service. Our credit agreement includes covenants based on EBITDA from continuing operations, subject to certain adjustments. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and Capital Resources.” A reconciliation of net income (loss) to EBITDA from continuing operations follows:

	Year ended December 31,					Six months ended
	2001	2002	2003	2004	2005	July 1, 2005	June 30, 2006
						(unaudited)
	(In thousands)
Net income (loss)	$(848)	$789	$2,372	$3,017	$2,022	$1,805	$(312)
Loss (income) from discontinued operations	(251)	503	(308)	196	—	—	—
Gain from sale of discontinued operations	—	—	—	(380)	—	—	—
Other expense (income)	—	—	(33)	33	(1,308)	—	—
Interest expense, net	3,688	2,940	3,095	1,266	2,981	1,210	2,165
Minority interest in net loss	(94)	—	—	—	—	—	—
Income tax expense (benefit)	716	1,099	1,320	2,466	1,865	1,666	(249)
Depreciation and amortization	5,196	3,664	3,000	3,155	5,541	1,673	1,666

EBITDA from continuing operations	$8,407	$8,995	$9,446	$9,753	$11,101	$6,354	$3,270

Selected consolidated financial and other data

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

We acquired Caliber Associates, Inc. (Caliber) effective as of October 1, 2005 for $20.7 million in cash. The following unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2005 gives effect to our acquisition of Caliber as if it had occurred on January 1, 2005. The acquisition has been accounted for using purchase price accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

This unaudited pro forma condensed combined statement of operations has been prepared in accordance with rules prescribed by Article 11 of Regulation S-X and based upon our historical financial statements and the historical financial statements of Caliber. This unaudited pro forma condensed combined statement of operations should be read in conjunction with our historical audited consolidated financial statements for the year ended December 31, 2005, and the historical audited consolidated financial statements of Caliber for the year ended December 31, 2004 and the historical unaudited consolidated financial statements of Caliber for the nine months ended September 30, 2005 included elsewhere in this prospectus. This unaudited pro forma condensed combined statement of operations has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results that would have occurred if the acquisition transaction described above had been consummated on January 1, 2005, nor is it necessarily indicative of any future operating results.

	Year ended December 31, 2005
	ICF (includes Caliber results from October 1, 2005)		Caliber (through September 30, 2005)	Pro forma adjustments		Pro forma
			(unaudited)	(unaudited)		(unaudited)
	(In thousands, except per share amounts)
Revenue	$177,218		$30,576	$—		$207,794
Direct costs	106,078		16,114	—		122,192
Operating expenses
Indirect and selling expenses	60,039	(1)	14,517	(2,505)	(2)	72,051	(1)
Depreciation and amortization	5,541		384	794	(3)	6,719

Earnings from operations	5,560		(439)	1,711		6,832
Other (expense) income
Interest expense, net	(2,981)		(763)	(310)	(4)	(4,054)
Other	1,308		—	—		1,308

Total other expense	1,673		(763)	(310)		(2,746)

Income (loss) from continuing operations before income taxes	3,887		(1,202)	1,401		4,086
Income tax expense	1,865		—	444	(5)	2,309

Income (loss) from continuing operations	$2,022		$(1,202)	$957		$1,777

Earnings from continuing operations per share
Basic	$0.22					$0.19
Diluted	$0.21					$0.18
Earnings per share
Basic	$0.22					$0.19
Diluted	$0.21					$0.18
Weighted-average shares
Basic	9,185					9,185
Diluted	9,737					9,737

(footnotes on following page)

Selected consolidated financial and other data

(1)	Includes a non-cash compensation charge of $2.1 million in December 2005 resulting from the acceleration of the vesting of all then outstanding stock options. See “Management’s discussion and analysis of financial condition and results of operations—Results of Operations—Year ended December 31, 2005 compared to year ended December 31, 2004.”

(2)	Pro forma adjustment to remove Caliber’s employee stock ownership plan (ESOP) expense for January to September 2005. The ESOP terminated upon the acquisition and would not have existed in the period provided or been replaced with a similar expense. See “Note 9—Employee Benefit Plans” of the notes to the historical unaudited consolidated financial statements of Caliber Associates, Inc. for the nine months ended September 30, 2005 included in this prospectus.

(3)	Pro forma adjustment to reflect increase in amortization expense of purchased intangibles assuming acquisition of Caliber on January 1, 2005, net of removal of amortization for Caliber’s own intangibles that ceased at purchase.

(4)	Pro forma adjustment to reflect net increase in interest expense for additional interest expense on acquisition financing indebtedness and for elimination of interest expense on indebtedness of Caliber related to its ESOP.

(5)	Pro forma adjustment to reflect a net increase in tax expense due to the following items (in thousands):

Increase due to elimination of ESOP expense	$991
Increase due to amortization expense	51
Tax benefit of net loss of Caliber for nine months	(476)
Decrease for additional interest expense	(122)

$444

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the “Selected consolidated financial and other data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to our actual results differing materially from those anticipated include those discussed in “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We provide management, technology and policy consulting and implementation services primarily to the U.S. federal government, as well as to other government, commercial and international clients. We help our clients conceive, develop, implement and improve solutions that address complex economic, social and national security issues. Our services primarily address four key markets: defense and homeland security; energy; environment and infrastructure; and health, human services and social programs. Increased government involvement in virtually all aspects of our lives has created opportunities for us to resolve issues at the intersection of the public and private sectors. We believe that demand for our services will continue to grow as government, industry and other stakeholders seek to understand and respond to geopolitical and demographic changes, budgetary constraints, heightened environmental and social concerns, rapid technological changes and increasing globalization.

Our federal government, state and local government, commercial and international clients utilize our services because we combine diverse institutional knowledge and experience in their activities with the deep subject matter expertise of our highly educated staff, which we deploy in multi-disciplinary teams. Our federal government clients include every cabinet-level department, including the Department of Defense, the Environmental Protection Agency, the Department of Homeland Security, the Department of Transportation, the Department of Health and Human Services, the Department of Housing and Urban Development, the Department of Justice and the Department of Energy. U.S. federal government clients generated 72% of our revenue in 2005. Our state and local government clients include the states of California, Louisiana, Massachusetts, New York and Pennsylvania. State and local government clients generated 9% of our revenue in 2005. Revenue generated from our state and local government clients is expected to increase in 2006, due primarily to our work in connection with the Road Home Contract with the State of Louisiana. We also serve commercial and international clients, primarily in the energy sector, including electric and gas utilities, oil companies and law firms. Our commercial and international clients generated 19% of our revenue in 2005. We have successfully worked with many of these clients for decades, providing us a unique and knowledgeable perspective on their needs.

We report operating results and financial data as a single segment based upon the information used by our chief operating decision makers in evaluating the performance of our business and allocating resources.

REVENUE

We earn revenue from services that we provide to government and commercial clients in four key markets:

➢	defense and homeland security;

➢	energy;

Management’s discussion and analysis of financial condition and results of operations

➢	environment and infrastructure; and

➢	health, human services and social programs.

The following table shows our revenue from each of our four markets as a percentage of total revenue for the periods indicated. For each client, we have attributed all revenue from that client to the market we consider to be the client’s primary market, even if a portion of that revenue relates to a different market.

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
Defense and homeland security	16%	19%	28%	29%	28%
Energy	24	21	20	20	18
Environment and infrastructure	44	44	35	37	28
Health, human services and social programs	16	16	17	14	26

Total revenue	100%	100%	100%	100%	100%

The proportion of our revenue from each market identified in the above table changed significantly from 2004 to 2005, and may change from 2005 to 2006, due primarily to our recent acquisitions. See “—Acquisitions” below for a discussion of these acquisitions.

Our primary clients are agencies and departments of the U.S. federal government. The following table shows our revenue by type of client as a percentage of total revenue for the periods indicated.

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
U.S. federal government	72%	72%	72%	71%	75%
Domestic commercial	12	13	14	14	11
U.S. state and local government	7	8	9	9	9
International	9	7	5	6	5

Total revenue	100%	100%	100%	100%	100%

Revenue generated from our state and local government clients is expected to increase in 2006, due primarily to our work in connection with the Road Home Contract with the State of Louisiana.

Most of our revenue is from contracts on which we are the prime contractor, which we believe provides us strong client relationships. In 2003, 2004 and 2005, 91%, 87% and 86% of our revenue, respectively, was from prime contracts.

Contract mix

We had over 1,000 active contracts in 2005. Our contracts with clients include time-and-materials contracts, cost-based contracts (including cost-based fixed fee, cost-based award fee and cost-based incentive fee, as well as grants and cooperative agreements), and fixed-price contracts. Our contract mix varies from year to year due to numerous factors, including our business strategies and the procurement activities of our clients. Unless the content requires otherwise, we use the term “contracts” to refer to contracts and any task orders or delivery orders issued under a contract.

Management’s discussion and analysis of financial condition and results of operations

The following table shows our revenue from each of these types of contracts as a percentage of total revenue for the periods indicated.

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
Time-and-materials	40%	37%	42%	43%	44%
Cost-based	44	41	34	34	32
Fixed-price	16	22	24	23	24

Total	100%	100%	100%	100%	100%

Time-and-materials contracts.    Under time-and-materials contracts, we are paid for labor at fixed hourly rates and generally reimbursed separately for allowable materials, other direct costs and out-of-pocket expenses. Our actual labor costs may vary from the expected costs which formed the basis for our negotiated hourly rates if we need to hire additional employees at higher wages, increase the compensation paid to existing employees, or are able to hire employees at lower-than-expected rates. Our non-labor costs, such as fringe benefits, overhead and general and administrative costs, also may be higher or lower than we anticipated. To the extent that our actual labor and non-labor costs under a time-and-materials contract vary significantly from the negotiated hourly rates, we can generate more or less than the targeted amount of profit or, perhaps, a loss.

Cost-based contracts.    Under cost-based contracts, we are paid based on the allowable costs we incur, and usually receive a fee. All of our cost-based contracts reimburse us for our direct labor and fringe-benefit costs that are allowable under the contract, but many limit the amount of overhead and general and administrative costs we can recover, which may be less than our actual overhead and general and administrative costs. In addition, our fees are constrained by fee ceilings and in certain cases, such as with grants and cooperative agreements, we may receive no fee. Because of these limitations, our cost-based contracts, on average, are our least profitable type of contract and we may generate less than the expected return. Cost-based fixed fee contracts specify the fee to be paid. Cost-based incentive fee and cost-based award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

Fixed-price contracts.    Under fixed-price contracts, we perform specific tasks for a pre-determined price. Compared to time-and-materials and cost-based contracts, fixed-price contracts involve greater financial risk because we bear the full impact of labor and non-labor costs that exceed our estimates, in terms of costs per hour, number of hours, and all other costs of performance, in return for the full benefit of any cost savings. We therefore may generate more or less than the targeted amount of profit or, perhaps, a loss.

DIRECT COSTS

Direct costs consist primarily of costs incurred to provide services to clients, the most significant of which are employee salaries and wages, plus associated fringe benefits, relating to specific client engagements. Direct costs also include the costs of subcontractors and outside consultants, third-party materials and any other related direct costs, such as travel expenses.

Direct costs associated with subcontractors are expected to increase in 2006, due primarily to our work in connection with the Road Home Contract with the State of Louisiana.

We generally expect the ratio of direct costs as a percentage of revenue to decline when our own labor increases relative to subcontracted labor or outside consultants. Conversely, as subcontracted labor or outside consultants for clients increase relative to our own labor, we expect the ratio to increase.

Changes in the mix of services and other direct costs provided under our contracts can result in variability in our direct costs as a percentage of revenue. For example, if we are successful in our strategy

Management’s discussion and analysis of financial condition and results of operations to increase the proportion of our work in the area of implementation, we expect that more of our services will be performed in client-provided facilities and/or with dedicated staff. Such work generally has a higher proportion of direct costs than much of our current advisory work, but we anticipate that higher utilization of such staff will decrease the amount of indirect expenses. In addition, to the extent we are successful in winning larger contracts, our own labor services component could decrease because larger contracts typically are broader in scope and require more diverse capabilities, potentially resulting in more subcontracted labor, more other direct costs and lower margins. Although these factors could lead to a higher ratio of direct costs as a percentage of revenue, the economics of these larger jobs are nonetheless generally favorable because they increase income, broaden our revenue base and have a favorable return on invested capital.

OPERATING EXPENSES

Our operating expenses consist of indirect and selling expenses, including non-cash compensation, and depreciation and amortization.

Indirect and selling expenses

Indirect and selling expenses include our management, facilities and infrastructure costs for all employees, as well as salaries and wages, plus associated fringe benefits, not directly related to client engagements. Among the functions covered by these expenses are marketing, business and corporate development, bids and proposals, facilities, information technology and systems, contracts administration, accounting, treasury, human resources, legal, corporate governance and executive and senior management. We include all of our cash incentive compensation in this item, as well as non-cash compensation such as stock-based compensation provided to employees whose compensation and other benefit costs are included in both direct costs and indirect and selling expenses. See “ — Significant New Accounting Pronouncement” below for a discussion of how we treat such compensation in our financial statements. In 2005, this stock-based compensation was comprised of a one-time non-cash compensation charge of $2.1 million resulting from the acceleration of the vesting of all then outstanding stock options in December.

We try to utilize our office space as efficiently as possible, and therefore attempt to sublease or otherwise dispose of space we do not anticipate needing in the near-term, but there can be no assurance that we will be able to do so in a timely manner, on commercially reasonable terms or at all. For example, on April 14, 2006, we decided to abandon, effective June 30, 2006, our San Francisco, California leased facility and relocate our staff there to other space. Our San Francisco lease obligation expires in July 2010 and covers approximately 12,000 square feet at an annual rate of $79 per square foot plus operating expenses. Management believes, based upon consultation with its leasing consultants, that the current market for similar space is substantially below this cost. In addition, we also abandoned a smaller space in Lexington, Massachusetts that we have been unable to sublease. We recognized a charge to earnings in the second quarter of 2006 of approximately $4.3 million as a result of these actions.

Non-cash compensation

Our results for the year ended December 31, 2005 and the six months ended June 30, 2006 reflect non-cash compensation charges arising from stock option and restricted stock grants. As discussed below under “Significant New Accounting Pronouncement”, we adopted SFAS 123(R), relating to accounting for stock-based compensation, effective January 1, 2006.

Significant factors, assumptions and methodologies used in determining fair value.    The computation of non-cash compensation charges requires a determination of the fair value of our stock at various dates. Such determinations require complex and subjective judgments. The valuation as of September 30, 2005, which was used as a basis for the December 31, 2005 and March 31, 2006 valuations, and which

Management’s discussion and analysis of financial condition and results of operations is reflected in our non-cash compensation charges, was completed on a contemporaneous basis by an unrelated valuation firm.

The valuation firm considered several methodologies in its analysis, including guideline public company analysis, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transactions components of the analyses vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance and public market valuation of the companies and transactions used in the analyses. Although the market-based analyses did not include companies directly comparable to us, the analysis provided useful benchmarks.

The final valuation conclusion was based on a detailed discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management’s forecasts of revenue and costs. The revenue forecasts were based on expected annual growth rates of approximately 10% and normalized EBITDA (earnings before interest, taxes, depreciation and amortization) margins of 8%. There is uncertainty inherent in these estimates; however, the assumptions underlying the estimates were consistent with our business plan. The risks associated with executing our business plan were assessed in selecting the appropriate discount rate, which averaged approximately 16%. If different discount rates had been used, without adjusting other assumptions, the valuation would have been different.

Once the enterprise value of the business was determined, the result was reconciled to equity value after the consideration of any interest-bearing debt and excess cash. Since there were no other classes of stock, there was no need to allocate the equity value between common and preferred classes of equity. In determining the per share value, management divided the equity value by the number of issued and outstanding common shares. For the December 31, 2005 and March 31, 2006 valuations, we did not obtain a contemporaneous valuation by an unrelated valuation firm. This was because our efforts were focused on integrating our recent acquisitions, determining if we were ready to pursue strategic alternatives (such as a public offering), the efficient operation of the business, and normal year-end accounting issues. Thus, our financial and managerial resources for completing a detailed, contemporaneous valuation were limited. In addition, since we had recently completed a detailed, formal contemporaneous valuation by an independent valuation specialist, we had available reasonable methodologies for estimating the fair value of our common stock.

We continued to stay abreast of the market and received informal research reports and other indications of value from various investment banks and valuation professionals. In connection with the December 31, 2005 and March 31, 2006 valuations, we considered various factors, including, but not limited to, the following:

➢	During the fourth quarter of 2005 and the first quarter of 2006, we did not have any significant operational changes to our business. No acquisitions were made, the employee base stayed relatively constant, and we had no new significant contract wins. Annual revenues on a trailing, pro forma basis grew 1.4%, and pro forma profits decreased slightly.

➢	Valuations in the public market for comparable public companies did not materially change during this time frame. In addition, the number of acquisitions of privately-held government contractors also decreased in the first quarter of 2006.

➢	The macro-economic environment condition also remained uncertain, as the Federal Reserve Board continued to raise interest rates.

Management’s discussion and analysis of financial condition and results of operations

Based on the foregoing, management believes its analysis resulted in a reasonable valuation of our common stock.

Significant factors likely to contribute to the difference between fair value as of the date of recent grants and our public offering price.    We expect the completion of our public offering to add value to our shares for a variety of reasons, such as a strengthening of our balance sheet, increased capacity to consummate acquisitions, and the increased liquidity and marketability of our shares. However, the amount of such additional value, if any, cannot be measured with either precision or certainty, and it is possible that our shares will fall in value. We also expect the recent award to ICF EMS of the Road Home Contract with the State of Louisiana, Office of Community Development, to contribute to the difference between fair value as of the date of recent grants and our public offering price. The proposal for that contract was not submitted until May 2006, and the award was made in June 2006. The Road Home Contract is anticipated to have a significant impact on our financial results.

Depreciation and amortization

Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of the costs of software we use internally, leasehold improvements and the amortization of goodwill and other intangible assets arising from acquisitions.

INCOME TAX EXPENSE

Our effective tax rate of 44.4% for the six months ended June 30, 2006 was higher than the statutory tax rate for the six months ended June 30, 2006 primarily due to permanent tax differences related to expenses not deductible for tax purposes and valuation allowances for tax losses from certain foreign subsidiaries. If we are successful in increasing our pre-tax income in the future, we expect our effective tax rate to decline.

ACQUISITIONS

A key element of our growth strategy is to pursue acquisitions. In 2005, we completed the acquisitions of Synergy, Inc. and Caliber Associates, Inc.

Synergy.     Effective January 1, 2005, we acquired all of the outstanding common stock of Synergy, Inc. Synergy provides strategic consulting, planning, analysis and technology solutions in the areas of logistics, defense operations and command and control, primarily to the U.S. Air Force. We undertook the acquisition in order to enhance our presence in the areas of homeland security and national defense and also in government technology and program management. The aggregate purchase price was approximately $19.5 million, including $18.4 million of cash, common stock valued at $0.5 million, and $0.6 million of transaction expenses. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $14.9 million, of which we allocated approximately $14.1 million to goodwill and $0.8 million to customer-related intangible assets. Synergy’s results are included in our statements of operations beginning January 1, 2005.

Caliber Associates.    Effective October 1, 2005, we acquired all of the outstanding common stock of Caliber Associates, Inc. from its employee stock ownership plan. Caliber provides professional services in the areas of human services programs and policies. We undertook the acquisition to enhance our presence in the areas of child and family studies and also in information technology and human services. The aggregate initial purchase price was approximately $20.7 million, including $19.4 million of cash and $1.3 million of transaction expenses. In addition to the initial consideration, the purchase agreement provides for additional contingent payments in cash up to an additional $3.5 million over the two years following the acquisition, subject to Caliber achieving certain performance goals. This additional amount has already been placed in escrow and is shown on our balance sheet as restricted cash. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $17.7 million,

Management’s discussion and analysis of financial condition and results of operations of which we allocated approximately $13.8 million to goodwill and $3.9 million to intangible assets. Caliber’s results are included in our statements of operations beginning October 1, 2005.

Our results of operations in 2005 were affected significantly by our acquisitions of Synergy and Caliber. Synergy operations accounted for approximately $21.7 million of our 2005 revenue, principally relating to our defense and homeland security market. Caliber operations had revenue of approximately $39.8 million in 2005, of which approximately $30.5 million was generated in the nine months ended September 30, 2005 (prior to our acquisition) and approximately $9.3 million is included in our fourth quarter 2005 revenue. Our revenue derived from Caliber was principally related to our health, human services and social programs market.

Our prior acquisitions were accounted for as purchases and involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. Increased levels of intangible assets will increase our depreciation and amortization charges. At December 31, 2005, goodwill accounted for 53.7% of our total assets, and purchased intangibles accounted for 2.7% of our total assets. Under generally accepted accounting principles, we test our goodwill for impairment at least annually, and if we conclude that our goodwill is impaired we will be required to write down its carrying value on our balance sheet and book an impairment charge in our statement of operations.

We plan to continue to acquire businesses if and when opportunities arise. We expect future acquisitions to also be accounted for as purchases and therefore generate significant amounts of goodwill and other intangible assets. We expect to incur additional debt for future acquisitions and, in some cases, to use our stock as acquisition consideration in addition to, or in lieu of, cash. Any issuance of stock may have a dilutive effect on our stock outstanding.

IMPACT OF OUR INITIAL PUBLIC OFFERING

The completion of this offering will have near and long-term effects on our results of operations. For example, in the near term, under the terms of an incentive plan that has been in place since 1999, the completion of this offering will cause $2.7 million of one-time bonuses to become due to approximately 30 members of our management team. These bonuses are expected to be payable upon completion of this offering.

We have historically paid fees and certain expenses to CMLS Management, L.P., an affiliate of CM Equity Partners, L.P., under a consulting agreement. These amounts were approximately $333,000 for 2003, $361,000 for 2004 and $380,000 for 2005. The consulting agreement will terminate upon completion of this offering.

Over the long-term, our results of operations will be affected by the costs of being a public company, including changes in board and executive compensation, the costs of compliance with the Sarbanes- Oxley Act of 2002, the costs of complying with SEC and Nasdaq requirements, and increased insurance, accounting and legal costs. These costs are not reflected in our historical results.

FLUCTUATION OF QUARTERLY RESULTS AND CASH FLOW

Our results of operations and cash flow may vary significantly from quarter to quarter depending on a number of factors, including:

➢	the progress of contract performance;

➢	the number of billable days in a quarter;

➢	vacation days;

➢	the timing of client orders;

➢	timing of award fee notices;

➢	changes in the scope of contracts;

Management’s discussion and analysis of financial condition and results of operations

➢	billing of other direct and subcontract costs;

➢	the commencement and completion of contracts;

➢	the timing of significant costs and investments (such as bid and proposal costs);

➢	our contract mix and use of subcontractors;

➢	changes in staff utilization;

➢	level and cost of our debt;

➢	changes in accounting principles and policies; and

➢	general market and economic conditions.

Because a significant portion of our expenses, such as personnel, facilities and related costs, are fixed in the short term, contract performance and variation in the volume of activity, as well as in the number -and volume of contracts commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

EFFECT OF APPROVAL OF FEDERAL BUDGET

The federal government’s fiscal year ends on September 30 of each year. If a federal budget for the next fiscal year has not been approved by that date, our clients may have to suspend engagements on which we are working until a budget has been approved. Any such suspension may reduce our revenue in the quarter ending September 30 (our third quarter) or the subsequent quarter. The federal government’s fiscal year end can also trigger increased contracting activity, which could increase our third or fourth quarter revenue.

EFFECTS OF INFLATION

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years, although we cannot be sure that we will be able to do so in the future.

RESULTS OF OPERATIONS

The following table sets forth certain items from our consolidated statements of operations as a percentage of revenue for the periods indicated.

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs	62.4	60.0	59.9	59.4	60.6
Operating expenses
Indirect and selling expenses	31.1	33.0	33.9	33.0	36.4
Depreciation and amortization	2.1	2.3	3.1	2.0	1.5

Earnings from operations	4.4	4.7	3.1	5.6	1.5
Other (expense) income
Interest expense, net	(2.1)	(0.9)	(1.7)	(1.4)	(2.0)
Other	—	—	0.8	—	—

Total other expense	(2.1)	(0.9)	(0.9)	(1.4)	(2.0)

Income (loss) from continuing operations before income taxes	2.3	3.8	2.2	4.2	(0.5)
Income tax expense (benefit)	0.9	1.8	1.1	2.0	(0.2)

Income (loss) from continuing operations	1.4	2.0	1.1	2.2	(0.3)
Income from discontinued operations	0.2	0.2	—	—	—

Net income (loss)	1.6%	2.2%	1.1%	2.2%	(0.3%)

Management’s discussion and analysis of financial condition and results of operations

Six months ended June 30, 2006 compared to six months ended July 1, 2005

Revenue.    Revenue for the six months ended June 30, 2006 was $109.6 million, compared to $83.3 million for the six months ended July 1, 2005, representing an increase of $26.3 million or 31.6%. The increase in revenue was primarily due to the acquisition of Caliber (approximately $22.1 million of revenue), as well as approximately $4.2 million in net contract growth, excluding Caliber, due primarily to an increase in subcontractor revenue.

Direct costs.    Direct costs for the six months ended June 30, 2006 were $66.5 million, or 60.6% of revenue, compared to $49.4 million, or 59.4% of revenue, for the six months ended July 1, 2005. This 34.5% increase resulted primarily from the corresponding increase in revenue and included approximately $10.9 million in additional labor and related fringe benefit costs, $5.5 million in additional subcontractor costs and $0.7 million in additional other direct costs. The increase in direct costs as a percentage of revenue for the six months ended June 30, 2006 was primarily due to Caliber’s contract mix as well as an increase in subcontractor costs.

Indirect and selling expenses.    Indirect and selling expenses for the six months ended June 30, 2006 were $39.9 million, or 36.4% of revenue, compared to $27.5 million, or 33.0%, for the six months ended July 1, 2005. The 44.9% increase in indirect and selling expenses was primarily due to the addition of staff and related non-labor expenses of our Caliber acquisition as well as a $4.3 million charge to earnings for the abandonment of leased space in Lexington, Massachusetts and San Francisco, California and $0.3 million in non-cash compensation expense.

Earnings from operations.    For the six months ended June 30, 2006, earnings from operations were $1.6 million, or 1.5% of revenue, compared to $4.7 million, or 5.6%, for the six months ended July 1, 2005. Earnings from operations decreased primarily due to the increase in indirect and selling expenses mentioned above partially offset by the increase in earnings from the Caliber acquisition. The decrease in earnings from operations as a percentage of revenue is due to the increase in indirect costs associated with the abandonment of leased space in Lexington and San Francisco.

Interest expense.    For the six months ended June 30, 2006, interest expense was $2.2 million, compared to $1.2 million for the six months ended July 1, 2005. The 78.9% increase was due primarily to increased borrowings to fund the Caliber acquisition and higher interest rates.

Income tax expense.    Our income tax rate for the six months ended June 30, 2006 was 44.4%, compared to 48.0% for the six months ended July 1, 2005. The effective tax rate decreased due to an expected increase in taxable income for the year resulting from the award of the Louisiana Road Home contract.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue.    Revenue for 2005 was $177.2 million, compared to $139.5 million for 2004, representing an increase of 27.0%. The increase in revenue was primarily due to the acquisitions of Synergy, effective January 1, 2005 (approximately $21.7 million of revenue), and Caliber, effective October 1, 2005 (approximately $9.3 million of revenue), as well as approximately $6.7 million in net contract growth.

Direct costs.    Direct costs for 2005 were $106.1 million, or 59.9% of revenue, compared to $83.6 million, 60.0% of revenue, for 2004. This 26.9% increase resulted from the corresponding increase in revenue, and included approximately $15.6 million in additional labor and related fringe benefit costs, approximately $4 million in additional subcontract costs, and approximately $2.9 million in additional other direct costs.

Indirect and selling expenses.    Indirect and selling expenses for 2005 were $60.0 million, or 33.9% of revenue, compared to $46.1 million, or 33.0%, for 2004. The 30.2% increase in indirect and selling expenses was due principally to the addition of staff and related expenses of our two acquisitions. In December 2005, our board of directors accelerated the vesting of all of the outstanding unvested options previously awarded to our employees and officers, resulting in a non-cash stock compensation expense of approximately $2.1 million for the year. Absent this action, the majority of these options would have

Management’s discussion and analysis of financial condition and results of operations vested at the completion of this offering. This acceleration of vesting provided us greater certainty concerning the costs and timing of the expenses for these options.

Depreciation and amortization.    Depreciation and amortization for 2005 was $5.5 million, compared to $3.2 million for 2004. The 71.9% increase in depreciation and amortization was primarily due to the increased amortization of purchased intangibles of $2.3 million. Of this amount, $1.8 million is attributable to the change in the estimated life of the intangible assets related to customers and contracts we obtained in our 2002 acquisition of two of the operating units of Arthur D. Little, Inc., and the remainder is attributable to the Synergy and Caliber acquisitions. See “Note G — Goodwill and other intangible assets” of our “Notes to Consolidated Financial Statements” appearing in this prospectus.

Earnings from operations.    For 2005, earnings from operations were $5.6 million, or 3.1% of revenue, compared to $6.6 million, or 4.7%, for 2004. Earnings from operations decreased primarily due to the $2.1 million of non-cash compensation resulting primarily from the accelerated vesting of options in 2005, as well as the increased amortization and depreciation discussed above.

Interest expense.    For 2005, interest expense was $3.0 million, compared to $1.3 million for 2004. This 131.0% increase was due primarily to increased borrowings to fund the acquisitions of Synergy and Caliber.

Other income.    Our $1.3 million of other income in 2005 resulted primarily from our reassessment of potential liabilities associated with the Arthur D. Little acquisitions. We had previously recorded a contingent liability of $1.4 million. The pre-acquisition contingency was resolved in our favor during 2005.

Income tax expense.    Our income tax rate for 2005 was 48.0% compared to 46.1% for 2004. The 2005 effective rate was higher primarily because of higher permanent tax differences due to expenses not deductible for tax purposes and prior-year deferred tax adjustments.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue.    Revenue for 2004 was $139.5 million, compared to $145.8 million for 2003, representing a decrease of $6.3 million, or 4.3%. This decrease was due primarily to $8.4 million in 2003 revenue from two contracts acquired as part of the Arthur D. Little acquisitions that were completed or assigned to a third party in 2003 or early 2004.

Direct costs.    Direct costs for 2004 were $83.6 million, or 60.0% of revenue, compared to of $91.0 million, or 62.4%, for 2003. This 8.1% decrease in direct costs was primarily due to a decrease of $6.0 million in subcontractor costs on the two Arthur D. Little contracts discussed above.

Indirect and selling expenses.    Indirect and selling expenses for 2004 were $46.1 million, or 33.0% of revenue, compared to $45.3 million, or 31.1% of revenue, for 2003. This 1.8% increase in indirect and selling expenses resulted from a variety of factors, including additional staff and related expenses in business development.

Depreciation and amortization.    Depreciation and amortization for 2004 and 2003 was stable, at $3.2 and $3.0 million, respectively.

Earnings from operations.    For 2004, earnings from operations increased slightly to $6.6 million, or 4.7% of revenue, a 3.1% increase from $6.4 million, or 4.4% of revenue, for 2003.

Interest expense.    For 2004, interest expense was $1.3 million, compared to $3.1 million for 2003. This 58.1% decrease was due primarily to a prepayment penalty and acceleration of amortization of approximately $1 million with respect to the refinancing of our debt in 2003, as well as to reduced borrowings.

Discontinued operations.    In April 2004, we sold ICF Energy Solutions, Inc. (ESI) to Nexus Energy Software, Inc. on terms that resulted in a gain of approximately $0.4 million. The discontinued operations of ESI contributed net income of $0.3 million in 2003 and a net loss of $0.2 million in 2004.

Management’s discussion and analysis of financial condition and results of operations

We sold this software company because it did not fit with our long-range strategic goals. See “Note D — Divestiture” of our “Notes to Consolidated Financial Statements” included in this prospectus.

Income tax expense.    Our income tax rate in 2004, 46.1%, was higher than in 2003, 39.0%, primarily because of our consumption of one-time research and development tax credits in 2003.

Selected quarterly financial and other data

We maintain a December 31 fiscal year-end for financial reporting purposes. Prior to 2006, our quarterly financial information is presented consistent with our labor and billing cycles. Management does not believe that this practice has a material effect on historically reported quarterly results or on the comparison of such results.

The following table shows our results of operations and other data by quarter for the periods indicated. See “—Overview — Fluctuation of Quarterly Results and Cash Flow” and “—Overview — Effect of Approval of Federal Budget” for a description of the factors that may cause our quarterly results to fluctuate.

	Quarter ended
Consolidated statement of operations data:	Mar. 26, 2004	June 25, 2004	Sept. 30, 2004	Dec. 31, 2004	Apr. 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006
	(unaudited) (In thousands)
Revenue	$34,111	$35,862	$36,055	$33,460	$41,212	$42,073	$42,151	$51,782	$53,448	$56,145
Direct costs	20,426	21,727	21,648	19,837	23,969	25,446	25,465	31,198	31,626	34,836
Operating expenses
Indirect and selling expenses	11,141	11,720	11,680	11,556	13,905	13,611	14,258	18,265 (1)	17,883	21,978 (2)
Depreciation and amortization	765	744	813	833	777	896	721	3,147	772	894

Total costs and expenses	11,906	12,464	12,493	12,389	14,682	14,507	14,979	21,412	18,655	22,872

Earnings from operations	1,779	1,671	1,914	1,234	2,561	2,120	1,707	(828)	3,167	(1,563)
Other (expense) income
Interest expense, net	(334)	(309)	(298)	(325)	(473)	(737)	(628)	(1,143)	(1,026)	(1,139)
Other	—	(2)	(31)	—	1	(1)	1,320	(12)	—	—

Income (loss) from continuing operations before income taxes	1,445	1,360	1,585	909	2,089	1,382	2,399	(1,983)	2,141	(2,702)
Income tax expense (benefit)	673	632	738	423	1,002	664	1,150	(951)	1,047	(1,296)

Income (loss) from continuing operations	772	728	847	486	1,087	718	1,249	(1,032)	1,094	(1,406)
Discontinued operations
Income (loss) from discontinued operations, net	(151)	(40)	—	(5)	—	—	—	—	—	—
Gain from disposal of subsidiary, net	—	271	—	109	—	—	—	—	—	—

Net income (loss)	$621	$959	$847	$590	$1,087	$718	$1,249	$(1,032)	$1,094	(1,406)

Other operating data:
EBITDA from continuing operations(3)	$2,544	$2,415	$2,727	$2,067	$3,338	$3,016	$2,428	$2,319	$3,939	$(669)
Non-cash compensation charge included in EBITDA from continuing operations								2,138 (1)	76	196
Lease abandonment charge included in EBITDA from continuing operations										4,309 (2)

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

(1)	Indirect and selling expenses for the year ended December 31, 2005 includes a non-cash compensation charge of $2.1 million in December 2005 resulting from the acceleration of the vesting of all then outstanding stock options. See “Management’s discussion and analysis of financial condition and results of operations—Results of Operations—Year ended December 31, 2005 compared to year ended December 31, 2004.”

(2)	Indirect and selling expenses for the six months ended June 30, 2006 includes a pre-tax charge of $4.3 million in the second quarter of 2006 resulting from the abandonment of our San Francisco, California leased facility and abandonment of a portion of our Lexington, Massachusetts leased facility. See “Management’s discussion and analysis of financial condition and results of operations — Operating Expenses — Indirect and selling expenses.

(3)	EBITDA from continuing operations, a measure used by us to evaluate performance, is defined as net income (loss) plus (less) loss (income) from discontinued operations, less gain from sale of discontinued operations, less other income, plus other expenses, net interest expense, income tax expense and depreciation and amortization. We believe EBITDA from continuing operations is useful to investors because similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA from continuing operations is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA from continuing operations may not be comparable to other similarly titled measures used by other companies. EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, capital expenditures and debt service. Our credit agreement includes covenants based on EBITDA from continuing operations, subject to certain adjustments. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and Capital Resources.” A reconciliation of net income (loss) to EBITDA from continuing operations follows:

	Quarter ended
	Mar. 26, 2004	June 25, 2004	Sept. 30, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(unaudited) (in thousands)
Net income (loss)	$621	$959	$847	$590	$1,087	$718	$1,249	$(1,032)	$1,094	$(1,406)
Loss (income) from discontinued operations	151	40	—	5	—	—	—	—	—	—
Gain from sale of discontinued operations	—	(271)	—	(109)	—	—	—	—	—	—
Other expense (income)	—	2	31	—	(1)	1	(1,320)	12	—	—
Interest expense, net	334	309	298	325	473	737	628	1,143	1,026	1,139
Income tax expense (benefit)	673	632	738	423	1,002	664	1,150	(951)	1,047	(1,296)
Depreciation and amortization	765	744	813	833	777	896	721	3,147	772	894

EBITDA from continuing operations	$2,544	$2,415	$2,727	$2,067	$3,338	$3,016	$2,428	$2,319	$3,939	$(669)

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are for working capital, repayment of debt, new acquisitions, capital expenditures and the payment of obligations on prior acquisitions. Historically, we have relied primarily on our cash flow from operations and borrowings under our credit facility to provide the capital for our liquidity needs.

Our short-term liquidity requirements have been met, in part, by amounts borrowed under our revolving credit facility in excess of the otherwise applicable maximum borrowing base, as allowed by a March 14, 2006 amendment to our credit facilities. Such overadvances were permitted only through August 31, 2006. To meet our increased working capital needs in connection with the Road Home Contract, we amended our revolving line of credit to allow us to borrow up to the lesser of $65 million or the applicable maximum borrowing base and to provide us with a temporary increase in our borrowing base so that it equals $10 million plus eligible receivables, but in no case to exceed the total amended revolving credit facility of $65 million, through the earlier of the completion of this offering or December 15, 2006. As of August 25, 2006, no such overadvances were outstanding. We also have due in January 2007 an $8 million short-term term loan facility with an outstanding principal amount of $7.7 million as of August 25, 2006.

Over the longer term, our liquidity needs include continuing financing of our operations and the reduction of our existing revolving credit and term debt, which are at heightened levels due to the incurrence of debt during 2005 in connection with the Synergy and Caliber acquisitions and the repayment of debt to our former parent, which, in the aggregate, required us to increase the availability under our credit facilities by approximately $35 million. We also require funding to pursue our acquisition strategy, which is severely constrained by our current liquidity.

Following this offering and the repayment of outstanding debt under our credit facilities, we expect the combination of cash flow from operations and our borrowing capacity under a new credit agreement to continue to meet our anticipated cash requirements for at least the next twelve months, excluding liquidity needed to pursue our acquisition strategy. Any acquisitions we undertake may be funded through other forms of debt, such as publicly issued or privately placed senior or subordinated debt, or the use of common or preferred equity as acquisition consideration.

Cash and net working capital

The following table sets forth our cash and net working capital (current assets less current liabilities) balances at the dates indicated.

	As of December 31,			July 1, 2005	June 30, 2006
	2003	2004	2005
	(In thousands)
Cash and cash equivalents	$1,643	$797	$499	$—	$1,144
Net working capital	6,085	5,502	18,141	(22,844)	18,188

We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. We maintain minimal cash balances and have substantially all available cash credited against our borrowings under our line of credit. Our net working capital increased by $12.6 million at December 31, 2005 as compared to December 31, 2004. The increase in net working capital for 2005 was primarily due to an increase in net contract receivables from $29.5 million at December 31, 2004 to $52.9 million at December 31, 2005, which more than offset an approximate $11.8 million increase in current liabilities.

Management’s discussion and analysis of financial condition and results of operations

This increase in net working capital was primarily due to the effects of the Synergy and Caliber acquisitions, both of which had higher receivables in terms of days sales outstanding than the company as a whole as of December 31, 2005, an increase in days sales outstanding for receivables for the rest of our company from December 31, 2004 to December 31, 2005 and a decrease in days payable outstanding from December 31, 2004 to December 31, 2005.

Our net working capital increased by $41.0 million at June 30, 2006 as compared to July 1, 2005. The increase in net working capital for the six months ended June 30, 2006 was primarily due to an increase in our net contract receivables and a decrease in the current portion of our debt. Net contract receivables increased by $26.6 million from $41.1 million at July 1, 2005 to $67.7 million at June 30, 2006. The increase in net contract receivables was primarily due to the acquisition of Caliber and an advance billing associated with the Louisiana Road Home Program, as well as delays in billings resulting from Caliber integration and related restructuring issues. In addition, the current portion of our debt decreased by $27.9 million. The majority of this decrease was related to a change in the classification for our term loan facility. As of July 1, 2005, the $20.9 million balance on the predecessor to our term loan facility was classified as current debt rather than long-term debt because the facility was scheduled to mature within one year from July 1, 2005. This facility has been replaced by our current $22 million term loan facility, which matures in October 2010, and its balance is classified as long-term debt. The remainder of the decrease in our current debt was primarily caused by a $6.4 million decrease in notes payable. The increase in net working capital was partially offset by an increase of $10.0 million in deferred revenue, which was primarily due to the advance billing associated with the Louisiana Road Home Program.

Cash flow

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. We bill most of our clients and prime contractors monthly after services are rendered.

Operating activities provided cash of $11.8 million, $3.3 million and $2.2 million in 2003, 2004 and 2005, respectively. Operating activities in 2005 provided approximately $1.0 million less cash than operating activities provided in 2004. This decrease was primarily attributable to an increase in contract receivables due to the integration of the two acquisitions made in 2005. Operating activities in 2004 provided approximately $8.5 million less of net cash than in 2003. In 2003, we received large cash advances from a commercial client. As of December 31, 2003, the balance of the cash advances was approximately $1.6 million. The criteria for payment to the third-parties were satisfied, and the payments were disbursed in 2004. The decrease in accrued expenses in 2004 was primarily attributable to a reduction of accrued subcontractor costs and liabilities related to the Arthur D. Little acquisitions.

Operating activities used cash of $0.8 million for the six months ended June 30, 2006 as compared to using $1.3 million for the six months ended July 1, 2005. Operating activities for the six months ended June 30, 2006 were negatively impacted by a net increase of $6.6 million in net contract receivables and deferred revenue.

Our cash flow used in investing activities in recent years relates primarily to acquisitions. Investing activities used cash of $2.1 million, $0.2 million and $38.8 million in 2003, 2004 and 2005, respectively. The $38.8 million in cash used in investing activities for 2005, compared to $0.2 million of cash used in investing activities in 2004, was primarily due to the $38.6 million used for the Synergy and Caliber acquisitions.

Investing activities used cash of $18.8 million and $2.0 million for the six months ended July 1, 2005 and June 30, 2006, respectively. The cash used in investing activities for the first six months of 2006 was primarily for capital expenditures. The cash used in investing activities for the first six months of 2005 was primarily for the acquisition of Synergy ($18.6 million).

Management’s discussion and analysis of financial condition and results of operations

Our cash flow from financing activities consists primarily of proceeds from and payments on our credit facilities. Financing activities used cash of $9.0 million and $3.8 million in 2003 and 2004, respectively, and provided cash of $36.3 million in 2005. For 2005, $36.3 million of cash flow from financing activities reflected payments of $21.8 million on our credit facilities and borrowings of $61.7 million. The $3.8 million used in financing activities for 2004 was primarily due to payments made under our credit facilities.

Financing activities provided cash of $19.3 million and $3.5 million for the six months ended July 1, 2005 and June 30, 2006, respectively. For the first six months of 2006, $6.5 million of cash flow from financing activities reflected net borrowings to finance operating activities, partially offset by $2.6 million of debt payments. For the first six months of 2005, the $19.3 million provided in financing activities primarily reflected the increased borrowings to finance the Synergy acquisition.

Credit agreement

In October 2005, in connection with the Caliber acquisition, we entered into an amended and restated credit agreement with a syndicate of banks. We amended this agreement in August 2006 to respond to our increased working capital needs in connection with the Road Home Contract. This agreement currently provides for three credit facilities:

➢	a revolving line of credit for up to the lesser of $65 million or a borrowing base comprised of eligible billed receivables, maturing in October 2010, that bears interest at either the U.S. prime rate plus a margin or LIBOR plus a spread, with both the margin and the spread depending on our total leverage and with interest payable monthly;

➢	a term loan facility for $22 million, maturing in October 2010, that also bears interest at the U.S. prime rate plus a margin or LIBOR plus a spread, with both the margin and the spread depending on our total leverage and with principal and interest payable in monthly installments; and

➢	a short-term loan facility, or time loan, for $8 million, maturing in January 2007, that bears interest at a rate 0.50%, with respect to LIBOR spreads, or 0.25%, with respect to prime rate margins, above that of the term loan, with interest payable monthly, with six monthly principal payments of $333,334 commencing July 1, 2006, and with the balance due in January 2007.

On August 25, 2006 our lenders agreed to an amendment to the credit agreement to provide us with a temporary increase in our borrowing base so that it equals $10 million plus eligible receivables through the earlier of the completion of this offering or December 15, 2006, but in no case to exceed the total amended revolving credit facility of $65 million. Additionally, during any period when overadvances are outstanding, instead of the interest rates described above, each facility bears interest at the rates that would apply to such facility if our maximum leverage ratio financial covenant (discussed below) was in effect. As of August 25, 2006, no such overadvances were outstanding.

Under our credit agreement, with the exception of the temporary increases in the borrowing base discussed above, the applicable borrowing base for our revolving credit facility is comprised of eligible billed receivables consisting of 90% of eligible billed government accounts receivable that are outstanding less than 121 days from the original invoice date, 80% of eligible billed commercial accounts receivable that are outstanding less than 91 days from the original invoice date and 60% of eligible foreign accounts receivable (not to exceed $2 million) that are outstanding less than 91 days from the original invoice date, as these terms are defined in our credit agreement.

Management’s discussion and analysis of financial condition and results of operations

The outstanding borrowings are collateralized by a security interest in substantially all of our assets. Our credit agreement requires that we meet certain financial covenants. At the present time, these include a fixed charge coverage ratio (in general, EBITDA as defined in the credit agreement plus real property rent and operating lease expense divided by real property rent and operating lease expense, plus interest expense, plus cash taxes paid, plus required principal payments on debt and capital lease payments) of not less than 1.10 to 1.00 and a maximum leverage ratio (in general, total debt divided by EBITDA as defined in the credit agreement) of 3.5 to 1.0 (4.0 to 1.0 as of the quarters ended September 30 and December 31, 2006). EBITDA as defined in the credit agreement varies significantly from the calculation of EBITDA from continuing operations as set forth herein. Our credit agreement also limits capital expenditures to 1.5% of gross revenue during the past 12 months; prohibits net operating losses; and prohibits our total senior debt from exceeding our aggregate billed and unbilled receivables. We were in compliance with these financial covenants as of June 30, 2006.

In November 2005, we entered into an interest rate swap agreement as a partial hedge against interest rate fluctuations on approximately $15 million. The effect of the agreement was to establish a fixed LIBOR rate of 5.11% on that amount.

For 2003, 2004 and 2005, our net interest expense was approximately $3.1 million, $1.3 million and $3.0 million, respectively. For the first six months of 2005 and 2006, our net interest expense was approximately $1.2 million and $2.2 million, respectively.

The following table summarizes the amounts available and outstanding (excluding interest) under our credit facilities as of December 31, 2004 and 2005 and August 25, 2006. The amounts listed as available and outstanding prior to October 2005 below with respect to the term loan represent the amounts available and outstanding under a predecessor loan facility replaced by the term loan in October 2005. This table does not include a note payable to our former owner of approximately $6.4 million that was outstanding as of December 31, 2004 and that was repaid in full during 2005.

	December 31,		August 25, 2006
	2004	2005
	(In thousands)
Capacity (Facility A/line of credit)	$28,000	$45,000	$65,000
Capacity (term loan)	6,353	21,634	18,670
Capacity (time loan)	—	8,000	7,667

Availability (Facility A/line of credit)	26,061	37,352	58,752
Availability (term loan)	6,353	21,634	18,670
Availability (time loan)	—	8,000	7,667

Amount outstanding (Facility A/line of credit)(1)	8,965	32,019	14,292
Amount outstanding (term loan)	6,353	21,634	18,670
Amount outstanding (time loan)	—	8,000	7,667

Unused availability (Facility A/line of credit)	17,096	5,333	44,460
Unused availability (term loan)	—	—	—
Unused availability (time loan)	—	—	—

Interest rate on Facility A/line of credit	5.25%	7.25%	8.25%

(1)	Includes letters of credit.

Use of proceeds

We plan to use the net proceeds to us from this offering to make $2.7 million of one-time bonus payments to employees (see “Management--Employment, Severance and Restricted Stock Agreements”

Management’s discussion and analysis of financial condition and results of operations for a description of these incentive payments) and then, pursuant to our credit agreement, to use up to approximately $35.9 million to reduce, respectively, the outstanding principal balances of our short-term term loan facility, our term loan facility and, if proceeds are available, our revolving credit facility.

Replacement credit facilities

We expect to enter into new credit facilities after the completion of this offering that will finance working capital needs and provide capacity for future acquisitions. These facilities will replace our existing credit facilities. We expect the completion of this offering to enable us to put in place a more cost-effective capital structure that will provide the financing needed for our existing operations and working capital needs, as well as possible acquisitions.

In the event it is not possible to enter into the new facilities we contemplate, we would have to resort to other more expensive and less attractive forms of financing, including publicly or privately placed senior and subordinated debt and the issuance of common stock, preferred stock or other forms of equity. Such forms of financing would likely carry higher interest and other costs, thereby reducing our profitability; include covenants that would be more restrictive than those under the capital structure that we contemplate after the completion of this offering; restrict our ability to grow through acquisitions or require the use of common or preferred equity as acquisition consideration; and could dilute the holders of our common stock.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Contractual obligations

The following table summarizes our contractual obligations (excluding interest in the case of debt) as of June 30, 2006 that require us to make future cash payments.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)
Facility A/line of credit	$—	$—	$37,865	$—	$37,865
Term loan(1)	4,400	8,800	5,867	—	19,067
Time loan(2)	8,000	—	—	—	8,000
Rent of facilities	10,046	17,667	15,922	9,317	52,952
Operating lease obligations	1,409	1,618	298	—	3,325
Purchase obligations	2,001	—	—	—	2,001
Other long-term liabilities	—	560	—	—	560

Total	$25,856	$28,645	$59,952	$9,317	$123,770

(1)	The term loan requires monthly principal payments of $366,667 plus interest and matures in October 2010.

(2)	The time loan requires monthly principal payments of $333,334 plus interest commencing July 1, 2006 and matures in January 2007.

The components of our credit facilities referred to above (Facility A/line of credit, Term loan and Time loan) provide that each component defaults upon a default of any of the other components and, therefore, may be accelerated together. The other contractual obligations referred to in the above table do not include provisions that create, increase or accelerate other obligations.

Management’s discussion and analysis of financial condition and results of operations

DESCRIPTION OF CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. If any of these estimates or judgments proves to be incorrect, our reported results could be materially affected. Actual results may differ significantly from our estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting practices described below have the greatest potential impact on our financial statements and therefore consider them to be critical accounting policies.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. We enter into contracts that are either time-and-materials contracts, cost-based contracts or fixed-price contracts.

Time-and-Materials Contracts.    Revenue under time-and-materials contracts is recognized as costs are incurred. Revenue for time-and-materials contracts is recorded on the basis of allowable labor hours worked multiplied by the contract-defined billing rates, plus the costs of other items used in the performance of the contract. Profit and losses on time-and-materials contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Cost-Based Contracts.    Revenue under cost-based contracts is recognized as costs are incurred. Applicable estimated profit, if any, is included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees, or penalties related to performance are also considered in estimating revenue and profit rates based on actual and anticipated awards.

Fixed-Price Contracts.    Revenue for fixed-price contracts is recognized when earned, generally as work is performed in accordance with the provisions of the Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition.” Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. Revenue on most fixed-price contracts is recorded each period based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method). Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Clients are obligated to pay as services are performed, and in the event that a client cancels the contract, payment for services performed through the date of cancellation is negotiated with the client. Revenue under certain fixed-price contracts is recognized ratably over the period benefited.

Revenue recognition requires us to use judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of revenue and cost at completion can be complicated and is subject to many variables. Contract costs include labor, subcontracting costs and other direct costs, as well as allocation of allowable indirect costs. We must also make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages, prices for subcontractors and other direct costs. From time to time, facts develop that require us to revise our estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated. As a result, operating results could be affected by revisions to prior accounting estimates.

Management’s discussion and analysis of financial condition and results of operations

We generate invoices to clients in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenue until the revenue recognition criteria are met. Reimbursements of out-of-pocket expenses are included in revenue with corresponding costs incurred by us included in cost of revenue. We grant credit primarily to large companies and government agencies and occasionally perform credit evaluations of our clients’ financial condition. We do not generally require collateral. Credit losses relating to clients generally have been within management’s expectations.

From time to time, we may proceed with work based on client direction prior to the completion and signing of formal contract documents. We have a formal review process for approving any such work. Revenue associated with such work is recognized only when it can reliably be estimated and realization is probable. We base our estimates on a variety of factors, including previous experiences with the client, communications with the client regarding funding status, and our knowledge of available funding for the contract.

Goodwill and the amortization of intangible assets

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill, in accordance with Statement of Financial Accounting Standards (SFAS) 141, Business Combinations. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead reviewed annually (or more frequently if impairment indicators arise) for impairment in accordance with the provisions of SFAS 142 Goodwill and Other Intangible Assets. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-lived Assets.

We have elected to perform the annual goodwill impairment review on September 30 of each year. Based upon management’s review, including a valuation report issued by an investment bank, we determined that no goodwill impairment charge was required for 2003, 2004 or 2005.

We follow the provisions of SFAS 144 in accounting for impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENT

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Shared-Based Payment (SFAS 123(R)), which is a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB 25, and amends SFAS 95, Statement of Cash Flows.

SFAS 123(R) was effective for non-public companies in the first fiscal year beginning after December 15, 2005. We adopted SFAS 123(R) effective January 1, 2006. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Non-public entities that did not use the fair-value-based method of accounting

Management’s discussion and analysis of financial condition and results of operations are required to apply the prospective transition method of accounting under SFAS 123(R) as of the required effective date. Under the prospective method, a non-public entity accounting for its equity-based awards using the intrinsic-value method under APB 25 would continue to apply APB 25 in future periods to awards outstanding at the date they adopt SFAS 123(R). All awards granted, modified, or settled after the date of adoption would be accounted for using the measurement, recognition and attribution provisions of SFAS 123(R). Should we make share-based awards consistent with historical levels, the adoption of SFAS 123(R) will have a material impact on our financial statements.

Implementation of FASB 123(R)

In adopting SFAS 123(R), companies must choose among alternative valuation models and amortization assumptions. We elected to use the Black-Scholes-Merton option pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. We will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

The following assumptions were used for option grants made during the six months ended June 30, 2006:

Expected volatility.    Because we are not publicly traded, we have no history of share prices determined on the open market. Therefore, the expected volatility of our shares was estimated based upon analyzing volatilities of similar public companies. The expected volatility factor used in valuing options granted during the six months ended June 30, 2006 was 36%.

Expected term.    We do not have any history of employee exercise behavior. The expected term of five years was estimated by consideration of the contractual terms of the grants, vesting schedules, employee forfeitures and expected terms of option grants by similar public companies.

Risk-free interest rate.    We base the risk-free interest rates used in the Black-Scholes-Merton valuation method on implied interest rates for U.S. Treasury securities with a term consistent with the expected life of the stock options. The range of risk-free interest rates used in valuing options granted during the six months ended June 30, 2006 was from 4.3% to 4.99%.

Dividend yield.    The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. We have not paid dividends in the past nor do we expect to pay dividends in the future. We therefore used a dividend yield percentage of zero.

During the six months ended June 30, 2006, we granted stock options to purchase 78,780 shares of our common stock at an exercise price of $9.05 per share, the fair value of the stock on the date of grant. The Black-Scholes-Merton weighted average valuation of the options granted during the six months ended June 30, 2006 was $3.59 per share. These options expire in ten years and vest upon the attainment of certain levels of operating income or upon certain events, including this offering. We are expensing the value of these option grants over the period of time from the date of award to the expected date of this offering.

In addition, in September 2005 we made a restricted common stock award to a key employee, 25% of which vests each January 1 thereafter, with vesting accelerating effective upon the completion of this offering. This stock award is also being expensed based on the grant date value of the stock of $7.34 per share.

The total intrinsic value of the options outstanding and exercisable at June 30, 2006 was approximately $4.8 million.

Management’s discussion and analysis of financial condition and results of operations

We recognized stock-based compensation expense of $272,484 in the six months ended June 30, 2006, which is included in indirect and selling expenses. All of this expense related to the options and stock awards granted in the six months ended June 30, 2006. Net income for the six months ended June 30, 2006 also reflects income tax benefits relating to this expense of $105,233. There was no stock-based compensation expense in the six months ended July 1, 2005.

As of June 30, 2006, there was approximately $0.2 million of total unrecognized compensation cost related to unvested stock-based compensation agreements. This amount relates entirely to stock option grants and restricted stock grants during the six months ended June 30, 2006. This cost is expected to be fully amortized over the next year because such grants will vest upon completion of this offering.

Based on the initial public offering price per share, the intrinsic value of options outstanding at June 30, 2006 was $9.4 million.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks involved in our operations, we are exposed to interest rate and foreign exchange rate risks.

Our exposure to interest rate risk relates primarily to changes in interest rates for borrowings under our revolving credit agreement and our term loans. These borrowings accrue interest at variable rates. Based upon our borrowings under these facilities at the end of 2005 and without giving effect to the swap agreement we entered into in 2005, a hypothetical one hundred basis point increase in interest rates we pay on those borrowings would increase our annual interest expense by approximately $0.6 million.

Because of the size and nature of our international operations, we are not currently exposed to substantial risks relating to exchange rate fluctuations. As our mix of business changes in the future, however, this exposure could become material.

Business

COMPANY OVERVIEW

We provide management, technology and policy consulting and implementation services primarily to the U.S. federal government, as well as to other government, commercial and international clients. We help our clients conceive, develop, implement and improve solutions that address complex economic, social and national security issues. Our services primarily address four key markets: defense and homeland security; energy; environment and infrastructure; and health, human services and social programs. Increased government involvement in virtually all aspects of our lives has created opportunities for us to resolve issues at the intersection of the public and private sectors. We believe that demand for our services will continue to grow as government, industry and other stakeholders seek to understand and respond to geopolitical and demographic changes, budgetary constraints, heightened environmental and social concerns, rapid technological changes and increasing globalization.

Our federal government, state and local government, commercial and international clients utilize our services because we combine diverse institutional knowledge and experience in their activities with the deep subject matter expertise of our highly educated staff, which we deploy in multi-disciplinary teams. Our federal government clients include every cabinet-level department, including the Department of Defense, the Environmental Protection Agency, the Department of Homeland Security, the Department of Transportation, the Department of Health and Human Services, the Department of Housing and Urban Development, the Department of Justice and the Department of Energy. U.S. federal government clients generated 72% of our revenue in 2005. Our state and local government clients include the states of California, Louisiana, Massachusetts, New York and Pennsylvania. State and local government clients generated 9% of our revenue in 2005. Revenue generated from our state and local government clients is expected to increase in 2006, due primarily to our work in connection with the Road Home Contract with the State of Louisiana. We also serve commercial and international clients, primarily in the energy sector, including electric and gas utilities, oil companies and law firms. Our commercial and international clients generated 19% of our revenue in 2005. We have successfully worked with many of these clients for decades, providing us a unique and knowledgeable perspective on their needs.

We partner with our clients to solve complex problems and produce mission-critical results. Across our markets, we provide end-to-end services that deliver value throughout the entire life of a policy, program, project or initiative:

➢	Advisory Services. We help our clients analyze the policy, regulatory, technology and other challenges facing them and develop strategies and plans for responding. Our advisory and management consulting services include needs and markets assessment, policy analysis, strategy and concept development, change management strategy, enterprise architecture and program design.

➢	Implementation Services. We implement and manage technological, organizational and management solutions for our clients, often based on the results of our advisory services. Our implementation services include information technology solutions, project and program management, project delivery, strategic communications and training.

➢	Evaluation and Improvement Services. In support of advisory and implementation services, we provide evaluation and improvement services to help our clients increase the future efficiency and effectiveness of their programs. These services include program evaluation, continuous improvement initiatives, performance management, benchmarking and return-on-investment analyses.

We provide our services using multi-disciplinary teams with deep subject matter expertise, highly analytical methodologies and technology-enabled tools. We have more than 1,600 employees, including

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many who are recognized thought leaders in their respective fields. As of June 30, 2006, almost 50% of our professional staff held post-graduate degrees in diverse fields such as economics, engineering, business administration, information technology, law, life sciences and public policy. Over 300 of our employees hold a U.S. federal government security clearance. Our senior managers have extensive industry and project management experience and an average tenure of 14 years with our company. This diverse pool of intellectual capital enables us to assemble multi-disciplinary teams that can provide creative solutions to our clients’ most pressing problems.

We serve clients globally from our headquarters in the metropolitan Washington, D.C. area, our 15 domestic regional offices throughout the United States and our five international offices in London, Moscow, New Delhi, Rio de Janeiro and Toronto.

We generated revenue of $177.2 million and $109.6 million in 2005 and the six months ended June 30, 2006, respectively. Our total backlog was $226.8 million and $309.6 million as of December 31, 2005 and June 30, 2006, respectively. See “—Contract Backlog” for a discussion of how we calculate backlog.

MARKET OPPORTUNITY

An increasing number of complex, long-term factors are changing the way we live and the way in which government and industry must operate and interact. These factors include terrorism and changing national security priorities, increasing federal budget deficits, the need for emergency preparedness in response to natural disasters and threats to national security, rising energy demand, global climate change, aging infrastructure, environmental degradation and an aging population and federal civilian workforce. The federal government and other governments react to these factors by evaluating, adopting and implementing new policies, which drive governmental spending and the regulatory environment affecting industry. Industry, in turn, must adapt to this government involvement by realigning strategic direction, formulating plans for responding and modifying business processes. Both the reaction by governments to these factors and the resulting impact on industry create opportunities for professional service firms that are expert in addressing issues at the intersection of the public and private sectors.

Within the U.S. federal government, continuing budget deficits are forcing government departments and agencies to transform in order to provide more services with fewer resources. In addition, an aging workforce is retiring in large numbers from the federal government, resulting in diminished institutional knowledge and ability to perform services. This combination of forces provides opportunities for professional services firms with deep experience and expertise in the issues facing government and the ability to deliver innovative and transformational approaches to those issues. Further, these capabilities need to be combined seamlessly with strong information technology and other implementation skills. Government at every level recognizes the importance of information technology in fulfilling policy mandates, and there is increasing awareness among key government decision makers that, to be effective, technology solutions need to be properly integrated with the affected people and processes.

Defense and homeland security

The U.S. Department of Defense (DoD) is undergoing major transformations in its approach to strategies, processes, organizational structures and business practices due to several complex, long-term factors. These factors include the changing nature of global security threats and enemies, the implications of the information age, the community and family issues associated with globally deployed armed forces, and the continued loss of professional capabilities in the military and senior civilian workforce through retirement. Other factors include the increasing complexity of war-fighting strategies, the need for real-time information sharing and logistics modernization, network-centric warfare requirements and the global nature of combat arenas. DoD and state and local governments are also grappling with domestic and international disaster relief requirements.

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Professional services firms that understand the strategic context of defense transformation and DoD’s mission objectives while providing a wide range of services, such as policy analysis, information technology-enabled solutions and outsourced implementations, should see increased demand for their services. The need for rapid deployment and management of armed forces anywhere around the globe requires concept, policy and technology innovation in the fields of logistics management, operational support, and command and control. Demand is increasing to support military organizations and program offices as senior civilians retire and military personnel remain focused on war-fighting efforts. With families and communities experiencing longer troop deployments, we believe the global war on terror will increase demand for professional services firms in the area of social services to military personnel and their families

Similarly, homeland security programs continue to drive budgetary growth at the federal level and are also increasing funding for state and local budgets. Over the last few years, homeland security concerns have broadened to include areas such as health, food, energy, water and transportation safety and involve all levels of government and the private sector. For example, in the aftermath of Hurricane Katrina, government policy makers are reassessing the emergency management function of homeland security in order to refocus spending and support to respond to natural disasters. The increased dependence upon private sector personnel and organizations as first responders also requires a keen understanding of the diversity and relationships among various stakeholders involved in homeland security.

This complex environment of urgent needs and public scrutiny necessitates consulting support from firms that understand the interaction among government policies, implementation requirements and public sentiment. Developing and implementing systems to improve communications, logistics planning, information sharing and organizational effectiveness provide further opportunities for additional advisory and implementation services.

Finally, significant opportunities lie at the intersection of defense and homeland security. We believe the strengthened ties among traditional defense requirements, homeland security support, and disaster preparedness, response and recovery create significant demands for professional services. We believe that a major emphasis will be in the areas of strategy, policy, planning, execution and logistics and that companies possessing deep domain expertise across these disciplines will be well positioned to partner with DoD, the U.S. Department of Homeland Security (DHS), and state and local governments.

Energy

Significant factors affecting suppliers, users and regulators of energy are driving private sector demand for professional services firms with expertise in this market. According to the International Energy Agency, world energy demand is expected to grow by 50% from 2004 to 2030. As a result, the global energy industry has estimated that approximately $17 trillion in capital will be required from 2004 to 2030 to build sufficient energy infrastructure to meet the increased demand. At the same time, oil and gas supplies have become increasingly constrained, partly due to the need to source from politically sensitive or physically challenging regions. Moreover, most industrialized countries are undergoing deregulation of electric and gas utilities in order to stimulate competition at the generation, transmission and retail levels. These factors, together with the continual search for alternative fuels, are driving profound and long-term restructuring in the energy industry.

In addition, with evidence mounting that sea levels are rising and climate volatility is increasing at a rapid pace, reducing or offsetting greenhouse gas emissions is becoming a critical element of energy industry strategy, resulting in the development of additional regulations for curbing emissions that

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significantly affect energy industry operations. Entirely new markets are being created in response to problems associated with emissions, such as emissions trading. Although the regulatory landscape in this area is still evolving, the need to address carbon and other harmful emissions has significantly changed the way in which the world’s governments and industries interact.

Consumers of energy are also reacting to deregulating energy markets, increasing environmental constraints and rising costs. Pressure is increasing to manage demand through energy efficiency programs, demand response and peak load management. Government programs and public-private partnerships are becoming more prevalent, pursuing sometimes overlapping and conflicting goals, such as reducing national dependence on foreign energy sources, limiting the growth of domestic power generation and the resultant pollutants, and reducing electricity and gas costs for businesses and consumers.

We believe there will be significant opportunities for professional services firms that combine industry expertise in complex, interdependent energy systems with deep knowledge of the economic, scientific and regulatory factors that influence those systems. In particular, for energy producers and other energy suppliers, these changes have increased the need for advisory and implementation services to support regulatory developments, power and transmission market assessments, capacity expansions and corporate restructurings, acquisitions and divestitures.

Environment and infrastructure

A growing awareness of, and concern about, the effects of global warming, continued environmental degradation and depletion of key natural resources has increased demand for professional services that address these environmental issues. Furthermore, natural disasters, such as Hurricane Katrina, have underscored the importance of long-term stewardship, while environmental reviews of new facilities for energy refining, delivery and transportation have become increasingly complex. Solutions to these environmental issues need to integrate an understanding of evolving regulations, demands for improved infrastructure and economic incentives while providing equitable treatment of the various constituents involved in the political discourse related to these solutions. As a result, we anticipate continued demand for professional services firms that understand the complex relationships between these issues and can help reconcile the often competing concerns of different government and industry stakeholders. We believe that firms with these strengths are best positioned to help governments with developing and implementing effective public policies and programs and to assist commercial entities with responding to these policies and programs.

Environmental and public health services are also needed to help decision makers keep pace with advances in science while developing public policies that are protective but not unduly restrictive. The private sector is anxious to bring new products to the market, including new pesticides and food additives, while product developers and regulators must perform human health and ecological risk assessments to ensure product safety. Product developers and regulators therefore must evaluate the environmental and public health tradeoffs of alternative materials used in manufacturing and new approaches for controlling air and water pollution. In addition, public policy priorities often create tremendous development pressures that present significant environmental challenges. For example, new energy demands foster the development of additional liquefied natural gas facilities and associated pipelines, as well as uranium enrichment and nuclear power facilities. Moreover, additional transportation infrastructure is required to meet needs for defense logistics, freight movements and nuclear waste disposal. All of these pressures contribute to growing demand for firms with capabilities in environment and infrastructure.

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Important parts of the transportation infrastructure of the United States have suffered from under-investment for decades. The resurgence of city centers and the rapid growth of international trade have put tremendous pressure on access points and exits around our major urban and port areas. The U.S. Department of Transportation (DOT) has estimated that our highway, bridge and transit infrastructure will require approximately $90 billion of annual investment through 2020 to maintain current operating conditions and that an additional $36 billion in annual investment will be required during the same period to make planned improvements and capacity expansions. Both the public and private sectors will need assistance from experienced professional services firms that understand the economic, social and environmental implications of the options available to upgrade the transportation infrastructure.

Health, human services and social programs

A confluence of long-term factors is expected to drive an increased need for public spending on health, human services and social programs, despite budgetary pressures. U.S. Social Security and Medicare trustees project a major rise in the percentage of the population age 65 and older from 12% today to 18% in 2025, placing significant burdens on a variety of public programs. Other major factors adding to pressure for more program support include continued immigration, increased military personnel returning home with health and social service needs, increased population growth at the lowest income levels, and the rising cost of healthcare. In addition, demand is growing for professional services that plan for and respond to the health and social consequences of threats from terrorism, natural disasters and epidemics.

We believe the resulting growth in demand for program services in this era of budget deficits will require agencies at all levels of government to utilize professional services firms with diverse expertise across social program areas. These areas include designing and enhancing programs to meet new threats, determining the effectiveness of programs, re-engineering current programs to increase efficiency, providing the required management and technical resources to support underlying knowledge management, training and technical assistance, and managing widely dispersed people and information. In addition, we expect that government will consolidate services with professional services firms with expertise across multiple social program areas in order to take advantage of best practices and extract additional efficiencies.

COMPETITIVE STRENGTHS

We possess the following key business strengths:

We have a highly educated professional staff with deep subject matter knowledge.

We possess strong intellectual capital that provides us deep understanding of policies, processes and programs at the intersection of the public and private sectors. Our thought leadership is based on years of training, experience and education. Our clients are able to draw on the in-depth knowledge of our subject matter experts and our corporate experience developed over decades of providing advisory services. As of December 31, 2005, almost 50% of our professional staff held post-graduate degrees in diverse fields such as economics, engineering, business administration, information technology, law, life sciences and public policy. These qualifications, and the complementary nature of our markets, enable us to deploy multi-disciplinary teams able to identify, develop and implement solutions that are creative, pragmatic and tailored to our clients’ specific needs.

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We believe our diverse range of markets, services and projects provides a stimulating work environment for our employees and enhances their professional development. The use of multi-disciplinary teams provides our staff the opportunity to develop and refine common skills required in many types of engagements. Our approach to managing human resources fosters collaboration and significant cross-utilization of the skills and experience of both industry experts and personnel who can bring creative solutions drawing upon their experiences in different markets. The types of services we provide, and the manner in which we do so, enable us to attract and retain talented professionals from a variety of backgrounds while maintaining a culture that fosters teamwork and excellence.

We have long-standing relationships with our clients.

We have a successful record of fulfilling our clients’ needs, as demonstrated by our continued long-term client relationships. We have numerous contacts at various levels within our clients’ organizations, ranging from key decision makers to functional managers. We have advised the U.S. Environmental Protection Agency (EPA) for more than 30 years, the U.S. Department of Energy for more than 25 years, DoD for over 20 years and have multi-year relationships with many of our other clients. Such extensive experience, together with increasing on-site presence and prime contractor position on a substantial majority of our contracts, gives us clearer visibility into future opportunities and emerging requirements. In addition, over 300 of our employees hold a U.S. federal government security clearance, which affords us client access at appropriate levels and further strengthens our relationships. Our balance between defense and civilian agencies, our commercial presence and the diversity of the markets we serve mitigate the impact of annual shifts in our clients’ budgets and priorities.

Our advisory services position us to capture a full range of engagements.

We believe our advisory approach, which is based on deep subject matter expertise and understanding of our clients’ requirements and objectives, is a significant competitive differentiator that helps us gain access to key client decision makers during the initial phases of a policy, program, project or initiative. We use this expertise and understanding to formulate customized recommendations for our government and commercial clients. Because of our role in formulating initial recommendations, we are often well positioned to capture the implementation services that often result from our recommendations. Implementation services, in turn, allow us to hone our understanding of the client’s requirements and objectives as they evolve over time. We use this understanding to provide evaluation and improvement services that maintain the relevance of our recommendations. In this manner, we believe we are able to offer end-to-end services across the entire life cycle of a particular policy, program, project or initiative.

Our technology solutions are driven by our deep subject matter expertise.

We possess strong knowledge in information technology and a deep understanding of human and organizational processes. This combination of skills allows us to deliver technology-enabled solutions tailored to our clients’ business and organizational needs. There is increasing awareness among government and commercial decision makers that, to be effective, technology solutions need to be seamlessly integrated with people and processes. An example of such a technology-enabled solution that we have developed is CommentWorks, a web-based tool that enables federal government agencies to collect and process public comments in connection with rulemaking or other activities.

Our proprietary analytics and methods allow us to deliver superior solutions to clients.

We believe our innovative, and often proprietary, analytics and methods are key competitive differentiators because they improve our credibility with prospective clients, enhance our ability to deliver customized solutions and enable us to deliver services in a more cost-effective manner than our

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competitors. We have developed industry standard energy and environmental models such as IPM (Integrated Planning Model) and UAM (Urban Airshed Model), which are used by governments and commercial entities around the world for energy planning and air quality analyses, respectively. The scientific validity of UAM has been recognized in decisions by U.S. federal courts, including the Supreme Court, which supports use of these models by our government clients in their official administrative processes. In addition, we have developed a suite of proprietary climate change tools to help the private sector develop strategies for complying with greenhouse gas emission reduction requirements, including the K-PRISM project risk evaluation system and the International Carbon Pricing Tool. We also maintain proprietary databases that we continually refine and that are available to be incorporated quickly into our analyses on client engagements. In addition, we use proprietary project management methodologies that we believe help reduce process related risk, improve delivery, contain costs and help meet our clients’ tight timetables. We have won numerous awards for the quality of our technical work.

We are led by an experienced management team.

Our senior management team possesses extensive industry experience and has an average tenure of 14 years with our company. Our managers are experienced not only in generating business, but also in successfully managing and executing advisory and implementation assignments. For example, one of our senior managers served for 20 years on the New York City Fire Department and later as Federal Emergency Management Agency (FEMA) Operations Chief at Ground Zero. Our management team also has experience in acquiring other businesses and integrating their operations with our own. A number of our managers are industry-recognized thought leaders. For example, one of our senior managers was named last year to Project Management Institute’s “Power 50,” which recognized forward-thinking strategic leaders. Our management’s successful past performance and deep understanding of our clients’ needs have been key differentiating factors in competitive situations.

STRATEGY

Our strategy to increase our revenue, grow our company and increase stockholder value involves the following key elements:

Strengthen our end-to-end service offerings

We plan to leverage our advisory services and strong client relationships to increase our revenue from implementation services, which include information technology solutions, project and program management, project delivery, strategic communications and training. Currently, we generate most of our revenue from advisory services, with the remainder coming from implementation and evaluation and improvement services. We believe our advisory services provide us with insight and understanding of our clients’ missions and goals and, as a result, position us to capture a greater portion of the implementation engagements that directly result from our advisory services. Expanding our client engagements into implementation and evaluation and improvement services will increase the scale, scope and duration of our contracts and thus accelerate our growth.

Grow our client base and increase scope of services provided to existing clients

We intend to grow our client base, while maintaining strong relationships with our current clients, by expanding our geographic presence domestically in the United States and internationally. Within the United States, we plan to increase our presence at key government client sites. Our strong record of past performance with government clients, highly skilled multi-disciplinary teams and growing information technology implementation capabilities should facilitate this expansion. We also intend to take advantage of the growing need for our advisory services in Europe, Asia and Latin America through our existing offices in these regions. Expansion of our advisory services in these markets will help increase our client

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relationships and set the stage for us to expand into implementation and improvement services. In addition, we intend to invest in development and marketing initiatives in order to strengthen our brand recognition among potential clients. We intend to focus on additional opportunities in our existing client base by increasing the scope of our services, such as by identifying and offering clients new skill sets and implementation and improvement services that complement ongoing advisory services.

Expand into additional markets at the intersection of the public and private sectors

We have a strong record of providing services that address complex issues at the intersection of the public and private sectors. We believe there are additional opportunities for us to expand into other markets that are impacted by government involvement. In the next three to five years, we expect key markets for these opportunities to include education, social and criminal justice and veterans’ affairs. Although we believe we are well qualified to serve these additional markets, we have not yet fully capitalized on these additional opportunities and have only limited presence in these markets.

Focus on high margin projects

We plan to pursue higher margin commercial energy projects and continue to shift our government contract base to increase margins. In light of recent oil price increases, the impact of those increases on the prices of other forms of energy, and the need for both governments and industry to react to these conditions, we view the energy industry as a particularly attractive market for us over the next decade, and we have strong global client relationships in this market. Historically, our margins on engagements in this market have been higher than those in our government business. We believe the size and scope of these assignments will grow in the future due to the major changes facing the energy industry. In addition, we will continue our efforts in government markets to shift our contract mix from cost-based contracts toward fixed-price contracts and time-and-materials contracts, both of which, in our experience, typically offer higher margins.

Capitalize on operating leverage

We have built a corporate infrastructure and internal systems that we believe are readily scalable and can accommodate significant growth without a proportionate increase in expense. We have invested significant time and resources in developing our accounting and financial systems and our information technology infrastructure. As our revenue base grows, we expect to realize operating leverage by spreading the costs associated with these investments over a larger revenue base, which would increase our operating margins. In addition, we intend to pursue larger prime contract opportunities, which should provide a greater return on our business development efforts and allow for enhanced employee utilization. Also, in an effort to reduce costs and access global talent, we are utilizing resources in India for our commercial work, including energy modeling, and intend to further utilize offshore resources where appropriate.

Pursue strategic acquisitions

We plan to augment our organic growth with selected acquisitions. During the past five years, we have acquired and integrated several businesses, including two of Arthur D. Little’s consulting units in May 2002, Synergy, Inc. in January 2005 and Caliber Associates, Inc. in October 2005. We plan to continue a disciplined acquisition strategy to obtain new customers, increase our size and market presence and obtain capabilities that complement our existing portfolio of services, while focusing on cultural compatibility and financial impact.

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SERVICES AND SOLUTIONS

We offer a broad and diverse set of services and solutions within our four key markets: defense and homeland security; energy; environment and infrastructure; and health, human services and social programs. We seek to provide end-to-end services that deliver value throughout the entire life of a policy, program, project or initiative. The following chart provides an overview of our end-to-end services and solutions in our four key markets.

Defense and homeland security

We support DoD by providing high-end strategic planning, analysis and technology solutions in the areas of logistics management, operational support and command and control. We also provide strong capabilities to the defense sector in environmental management, human capital assessment, military community research and technology-enabled solutions. In the area of homeland security, we provide services to federal, state and local government clients to prevent, prepare for, respond to and recover from natural disasters, technological failures and terrorist attacks. We are a national leader in critical infrastructure protection and are currently leading two efforts for DHS’s Preparedness Directorate in its Infrastructure Protection Division. We also manage the national program to test emergency preparedness at the federal, state, local and private sector levels in communities adjacent to nuclear power facilities.

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The following is a representative list of our clients in this market for 2005.

➢ U.S. Department of Defense	➢ U.S. Department of Homeland Security

➢ Air Force	➢ Federal Emergency Management Agency

➢ Army	➢ Secret Service

➢ Navy	➢ Transportation Security Administration

➢ Commonwealth of Puerto Rico	➢ Directorate for Preparedness

➢ State of Nebraska	➢ Coast Guard

Some of our representative client engagements in the defense and homeland security market are described below.

Network Centric Logistics — Office of the Secretary of Defense, Office of Force Transformation (OSD/OFT)

In support of OSD/OFT’s efforts to leverage information technology to transform the U.S. military from disparate, isolated units into a well-coordinated, highly responsive and networked organization, we were retained to design, develop and implement a network-centric defense logistics solution. We utilized our expertise in strategy and concept development, research and analysis, and our in-depth understanding of logistics and the emerging complexities of modern warfare, to assist OSD/OFT with this web-based prototype solution. This system is designed to be linked to various information technology networks and provides real-time integration of information from the military’s logistics, operations and intelligence groups. This integrated capability is a source of operational advantage and a force multiplier.

E-Procurement System — U.S. Department of Defense

By Congressional mandate, DoD’s Joint Electronic Commerce Program Office was required to develop an electronic procurement system allowing military and other authorized government users to order from DoD catalogs. From this mandate emerged EMALL, one of DoD’s most widely adopted web-based government procurement applications. Initially, EMALL targeted finished goods and off-the-shelf products, which comprised only a fraction of DoD procurements. In order to allow EMALL to handle more complicated transactions, DoD engaged us to develop more sophisticated functionality by integrating commercial off-the-shelf technology components with customized software. We have enhanced EMALL by enabling secure messaging, competitive pricing and collaborative checkout procedures to help users obtain the best price. We have also developed programs to allow various agencies (such as DHS) and other buyers (such as military bases) to develop their own business rules. Our efforts are responsible, in part, for EMALL’s recent exponential growth in sales, from $13.7 million in fiscal 2002, to over $500 million in fiscal 2005 and projected sales of $1 billion in fiscal 2006. In 2004, EMALL received the David Packard award for Acquisition Excellence, and in 2005 EMALL received the Defense Certificate of Recognition for Acquisition Innovation.

The Road Home Housing Program — State of Louisiana, Office of Community Development

As a result of Hurricanes Rita and Katrina, more than 200,000 homes and rental units were severely damaged or destroyed, leaving 780,000 Louisiana residents displaced. In response, the Department of Housing and Urban Development allocated $11.4 billion of Community Development Block Grant funds to assist the State of Louisiana in its long-term recovery efforts. Of that amount, $8.1 billion is being used to implement the Road Home Program. That program is designed to help the affected population repair, rebuild or relocate by providing reimbursements to qualified homeowners and small rental unit landlords for their uninsured, uncompensated damages. Our subsidiary, ICF EMS, was recently awarded a contract to serve as the manager of the Road Home Program for the State of Louisiana’s Office of Community Development. Under the contract, ICF EMS and its subcontractors will:

➢	Open and operate housing assistance centers in various locations within and outside the State of Louisiana to serve displaced residents;

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➢	Develop a management information system for the program;

➢	Develop and initiate an outreach and public education campaign designed to provide information on the Road Home Program and housing assistance centers;

➢	Complete training sessions for home inspectors, financial institutions and building professionals;

➢	Initiate and complete a pilot program to process a sampling of pre-registered applicants to a final award in accordance with an operational plan we develop; and

➢	Interact with various state and federal agencies to facilitate the transmission of data necessary for program implementation.

Although the request for proposals leading to this award anticipated a five-year contract, due to limitations under Louisiana law, the Road Home Contract has a stated term of three years. During the first four-month phase of the contract, we and our subcontractors will establish centers to process applications and start to provide housing counseling and assistance to displaced residents. ICF EMS and subcontractor staffing levels exceeded 400 at the end of August 2006 and are expected to eventually reach a peak of 800 to 1,000 during subsequent phases.

Because the contract is in its start-up phase, it is not possible for us to predict the level of revenue or profit we will earn during the first four-month phase or through the balance of the contract. The maximum amount payable to ICF EMS and its subcontractors with respect to the first phase will be $87.2 million, and funding levels beyond the first phase have not yet been negotiated. We do not expect the amount payable during the first phase to be indicative of future revenue levels during the balance of the contract term. In addition, our key subcontractors will perform a substantial portion, perhaps 50 to 65%, of the work under the contract, which will increase our direct costs associated with the contract.

Radiological Emergency Preparedness Program and Offsite Exercises — U.S. Department of Homeland Security

DHS has engaged us to evaluate the ability of state and local governments in regions with nuclear power plants to implement their radiological emergency preparedness and response plans. The Radiological Emergency Preparedness (REP) Program is designed to enhance the ability of all levels of government and their private sector partners to plan for, prepare for, and respond to, peacetime radiological emergencies, and to ensure that adequate off-site emergency plans are in place and can be implemented successfully. Under this contract, we conduct more than 75 annual exercises and drills, provide access to more than 130 subject matter experts and other evaluators and deliver training. To facilitate managing this complex engagement, we have developed a web-based system to analyze and track issues and personnel involved in these REP exercises.

National Infrastructure Protection Plan Development — U.S. Department of Homeland Security

In December 2003, the White House directed the Secretary of DHS to lead the federal government in protecting 17 critical infrastructure sectors of the United States, such as transportation, telecommunications and pipeline systems. We were selected by DHS as the lead contractor to coordinate the development of the National Infrastructure Protection Plan. Based on extensive research and interviews with DHS personnel, participating federal agencies and other stakeholders, we developed a framework for collecting information on critical infrastructure and key resources. In addition, this framework can be used in assessing potential asset risks, determining cross-sector impacts and interdependencies and for prioritizing assets based on vulnerabilities, threats and consequences in the development and performance assessment of protective programs.

Energy

We assist energy enterprises and energy consumers worldwide in their efforts to develop, analyze and implement strategies related to their business operations and the interrelationships of those operations with the environment and applicable government regulations. Our clients include integrated energy

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enterprises, power developers, regulated electricity transmission and distribution companies, unregulated enterprises, municipal power authorities, energy traders and marketers, oil and gas exploration and production companies, gas transmission companies, pipeline developers, local distribution companies, industry associations, investors, financial institutions, law firms and regulators in the United States and throughout the Americas, Europe and Asia. We also support government and commercial clients in designing, implementing and improving effective and innovative demand-side management strategies in a wide range of areas, including energy efficiency and peak load management.

For more than 25 years, we have helped commercial and regulatory clients in the energy sector deal with complex and challenging regulatory and litigation issues. We provide advisory services in asset and contract valuation, rate structure and price analysis, resource planning, market structures and environmental compliance. Our expert testimony and support for scores of litigated cases reinforce our reputation for deep industry knowledge backed by our proprietary analytical models. We are currently providing support and representation in a number of regulatory proceedings, including those at the U.S. Federal Energy Regulatory Commission and the New Jersey Board of Public Utilities (NJBPU).

The following is a representative list of our clients in this market for 2005.

➢ U.S. Department of Energy	➢ We Energies

➢ U.S. Environmental Protection Agency	➢ GridFlorida

➢ TXU Energy	➢ Con Edison Company of New York

➢ Pacific Gas & Electric	➢ BP Global Power

➢ Cinergy	➢ Excelsior Energy

➢ CenterPoint Energy	➢ State of New York

➢ Northeast Utilities

Some of our representative client engagements in the energy market are described below.

Support for the ENERGY STAR® Program — U.S. Environmental Protection Agency, Utilities, State Agencies

Since the program’s inception in 1992, we have assisted EPA in the design and implementation of ENERGY STAR, one of the best known energy efficiency programs in the world to help government, business, and families save energy. Our roles in the ENERGY STAR program have included analyzing the market potential for energy efficiency in buildings and commercial products, designing incentives to encourage energy efficiency, developing energy use specifications for more than 25 ENERGY STAR products, and developing proprietary tools to map ENERGY STAR home specifications across various national climate zones. On behalf of EPA, we have also conducted extensive outreach to influence the manufacturing and building industries and have supported the promotion of energy efficient products and processes to thousands of top businesses in the U.S.

ENERGY STAR has become the national benchmark for best practices in energy efficiency. As a result of our role in the national ENERGY STAR program, we are now assisting regional and state entities in designing and implementing similar programs. For example, we have worked nationally and locally with a major utility to initiate the ENERGY STAR New Homes Transformation, contributing to the construction of over 500,000 ENERGY STAR homes. In addition, the ENERGY STAR label and tenets are used in other countries and jurisdictions, including the European Union, Australia, Canada, Japan, New Zealand and Taiwan. We have also provided consulting services to Brazil, China, India and Taiwan related to the use of ENERGY STAR concepts in their own energy efficiency labeling programs.

Greenhouse Gas Strategy and Implementation Support — Major Oil & Gas Company

The energy industry accounts for about one-third of the greenhouse gas (GHG) emissions generated by human activities. One of the world’s largest oil and gas companies has employed our services as it strives

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to redefine its future in a carbon-constrained world. In addition to helping this client establish protocols for measuring and managing its GHG emissions, we helped develop an internal GHG trading system designed to increase corporate-wide awareness about the need for, and internal costs of, reducing our client’s emissions. We have been engaged to support the client’s interests in assessing the value and commercial viability of proposed new power market projects in Europe and Asia based on cleaner fuels such as gas and renewable fuels. More recently, as our client explores new business models that are less reliant on traditional petroleum-based fuels, we have been engaged to identify and evaluate various policy options that could be introduced to reduce GHG emissions throughout the fuel cycle in the transportation sector. As the global energy industry continues to address GHG emissions in various regions, we believe our combined expertise in carbon strategy, emission trading, global energy market analysis, energy efficiency, alternative fuels, and transportation will play an important role.

Power Market Strategy, Regulatory and Litigation Support — Commercial and Regulatory Clients

We work with companies in the power markets in the Americas, Europe and Asia to help them develop strategies that will optimize the value of their existing and proposed assets within continuously evolving regulatory and market frameworks. Our energy market models are used as the basis for decision-making by both commercial and regulatory clients. For example, we have recently been retained by the New Jersey Board of Public Utilities to provide analyses and legal filings and to serve as an expert witness with respect to a large proposed acquisition. Our work involves detailed node-by-node analyses of the power grid affecting the state, assessments of the impact of divesting specific generating units, and recommendations for additional power generation that the combined entity may have to sell to alleviate competition concerns.

Environment and infrastructure

For more than three decades, we have been providing services for the design, evaluation and implementation of environmental policies and projects across all environmental media — land, air and water. We work with federal, regional and international governments and commercial clients to assess, establish and improve environmental policies using interdisciplinary skills ranging from finance and economics, to the earth and life sciences, to information technology and program management. Because of the wide range of potential environmental impacts of changes in transportation, energy and other types of infrastructure, our in-depth environmental knowledge is often critical to providing comprehensive solutions. In addressing infrastructure issues, however, we go beyond environmental questions to address problems at the nexus of transportation, energy, economic development and the environment. For example, we help shape national freight policy and assess alternatives for reducing urban congestion and pollution. Our solutions are based on skills in transportation planning, urban and land use planning, environmental science, economics, information technology, financial analysis, policy analysis and communications.

The following is a representative list of our clients in this market for 2005.

➢ U.S. Department of Transportation	➢ U.S. Postal Service

➢ Federal Aviation Administration	➢ U.S. Department of Commerce

➢ Federal Highway Administration	➢ U.S. Department of Interior

➢ U.S. Environmental Protection Agency	➢ U.S. Federal Trade Commission

➢ U.S. Federal Motor Carrier Safety Administration	➢ U.S. National Aeronautics and Space Administration

➢ U.S. Nuclear Regulatory Commission	➢ European Commission

➢ Commonwealth of Pennsylvania

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Some of our representative client engagements in the environment and infrastructure market are described below.

National Airspace Implementation Support — U.S. Federal Aviation Administration

We have provided over 20 years of support to the U.S. Federal Aviation Administration (FAA) to improve its management, maximize return on its capital investments, and mitigate the risks in investment outcomes. We provide a wide variety of on-site management services, including:

➢	design and implementation of an agency-wide portfolio management framework that has improved capital investment planning and management processes;

➢	support to FAA Integrated Project Teams in their tailored implementation of program management processes, tools and techniques;

➢	curriculum development and training on acquisition management and program management;

➢	analyses of identified deficiencies and technology enhancement opportunities in air traffic control information technology systems;

➢	business process re-engineering for human resource, civil rights reporting and investment management processes; and

➢	assistance in developing the FAA’s Acquisition Management System, one of the first such systems in government exempt from the Federal Acquisition Regulation.

Market-Based Air Emission Control Programs — U.S. Environmental Protection Agency

EPA’s Clean Air Markets Division (CAMD) was established to use the successful market-based approach to utility regulation pioneered in the Title IV Acid Rain Program on new pollutants and sources. We have supported EPA’s Clean Air programs since the 1970s through our deep knowledge of the regulated industries, their market relationships and the technologies they use for generating power and reducing emissions. This knowledge is vital in supporting CAMD’s innovative market-based programs, which leave many compliance decisions to the affected industries. A critical dimension of our support is collecting industry knowledge in a detailed and sophisticated industry database that drives our proprietary Integrated Planning Model (IPM), which simulates the activities of the entire North American power industry. This approach allows us to provide detailed cost and air quality analyses of responses to emission cap and trade proposals and other air emissions requirements. These model runs form the core of the Regulatory Impact Analyses that EPA and the U.S. Office of Management and Budget require for program implementation.

Environmental Assessment of Permitting Mexican Carriers to Operate in the United States — U.S. Department of Transportation

The North American Free Trade Agreement requires that Mexican trucks and buses be permitted to operate in the United States beyond established commercial border zones. The U.S. Federal Motor Carrier Safety Administration (FMCSA) of the U.S. Department of Transportation (DOT) retained us to analyze air pollution, noise, safety, and other impacts of Mexican vehicles on U.S. highways. We applied firm-wide expertise in transportation, environmental assessment, commodity flow, traffic and air quality modeling, and stakeholder outreach to perform the required analyses, provide advisory services to FMCSA, conduct public hearings to reach out to stakeholders and carry out the required filings during an expedited environmental impact review schedule. We developed a system to estimate the likely movement of trucks throughout the United States, determine appropriate emissions factors and estimate emissions effects in every air quality non-attainment and maintenance area in the country under a variety of scenarios.

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Environmental Safety and Occupational Health Support — U.S. Missile Defense Agency

For the last five years, we have been supporting the efforts of the Civil Engineering and Environmental Management Division within the U.S. Missile Defense Agency (MDA) to facilitate environmental stewardship and compliance of all Ballistic Missile Defense System (BMDS) testing and deployment activities. We provide a range of environmental planning, safety and occupational health support to MDA. For example, we prepared MDA’s first Programmatic Environmental Impact Statement (EIS) for the BMDS, which covered a wide variety of missile technologies and systems. We have also developed and are maintaining MDA’s environmental knowledge management system, which allows MDA environmental professionals to analyze proposed future actions using data from hundreds of documents we have reviewed and, thus, streamline their environmental compliance activities. In addition, we have developed and implemented a geographic information system for MDA that analyzes the potential effects of BMDS activities on environmental resources. We have received numerous letters of commendation from MDA for our work and we were awarded the DoD Group Achievement Award for Environmental Management in 2005.

Health, human services and social programs

We provide research, consulting, implementation and improvement services that help government, industry and other stakeholders develop and manage effective programs in the areas of health and human services at the national, regional and local levels. Clients utilize our services in this market because we have deep subject matter expertise in complex social areas, including education, children and families, public health, economic development and disaster recovery, housing and communities, military personnel recruitment and retention, and substance abuse. We partner with our clients in the public, private and non-profit sectors to increase their knowledge base, support program development, enhance program operations, evaluate program results and improve program effectiveness.

The following is a representative list of our clients in this market for 2005.

➢ U.S. Department of Health & Human Services	➢ U.S. Department of Housing & Urban Development

➢ Centers for Disease Control	➢ U.S. Department of Justice

➢ Food & Drug Administration	➢ U.S. Department of State

➢ Administration for Children & Families	➢ U.S. Department of Education

➢ U.S. Department of Agriculture

Some of our representative client engagements in the health, human services and social programs market are described below.

Children’s Bureau Clearinghouse Services — U.S. Department of Health and Human Services

We help U.S. federal agencies such as the U.S. Department of Health and Human Services (HHS) implement human and social programs by managing technical assistance centers, providing instructional systems, supporting stakeholder outreach, developing information technology applications and managing clearinghouse operations. Clearinghouses disseminate information about a program or subject area to professionals in the field and the general public. We have been chosen to manage several clearinghouses because of our deep and broad understanding of legislation, regulations, emerging issues, research findings and promising practice models, combined with our ability to collect, synthesize and disseminate information to diverse audiences in multiple formats.

Since the 1990s, we have operated and provided leadership, in collaboration with the Children’s Bureau, for two large, federally funded clearinghouses: the National Clearinghouse on Child Abuse and Neglect

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Information and the National Adoption Information Clearinghouse. Today, as a result of continuous process improvement, both of these clearinghouses have a strong Internet presence with total on-line libraries of more than 48,000 documents, on-line ordering capabilities and on-line databases that make information continuously available. We exhibited at more than 70 national, regional and state conferences in 2005 and distributed more than 170,000 publications.

Addressing Domestic Violence and Child Maltreatment — U.S. Departments of Justice, and Health and Human Services

In addition to providing advisory and research services at the front end of government programs, we also conduct evaluations and implement program enhancements. We received funding from the U.S. Department of Justice and HHS to evaluate and implement recommendations of The Greenbook, a ground-breaking work developed by the National Council of Juvenile and Family Court Judges to change approaches to family violence in order to help battered women and their children lead safer lives. We led a team of subject matter and evaluation experts to develop and implement data collection protocols, perform multi-level qualitative and quantitative analyses, and describe evaluation findings. The original three-year evaluation funding period (through August 2003) has been extended to seven years to allow a more comprehensive evaluation plan and development of products for targeted policymaker, practitioner and evaluator audiences. Our work has been referenced by government and industry stakeholders citing the Greenbook project as a model for collaborative systems change that can support safety and well-being among families experiencing violence.

CONTRACTS

Government, commercial and international clients accounted for 81%, 14% and 5%, respectively, of our 2005 revenue. Our clients span a broad range of defense and civilian agencies and commercial enterprises. We had more than 1,000 active contracts as of December 31, 2005, including task orders and delivery orders under GSA Schedules. Our contract periods typically extend from one month to as much as seven years, including option periods. Option periods may be exercised at the election of the government. Our largest contract in 2005 accounted for approximately 5% and 3% of our revenue for 2004 and 2005, respectively. Our top ten contracts in 2005 collectively accounted for approximately 32% and 22% of our revenue for 2004 and 2005, respectively. Our contract mix will likely change in 2006 as a result of revenue derived from the Road Home Contract with the State of Louisiana. We received approximately 18% and 16% of our revenue for 2005 from DoD and EPA, respectively. Most of our revenue is derived from prime contracts, which accounted for 87% and 86% of our revenue for 2004 and 2005, respectively. We consider each task order and delivery order under GSA Schedules as a separate contract. Unless the context otherwise requires, we use the term “contracts” to refer to contracts and any task orders or delivery orders issued under a contract.

CONTRACT BACKLOG

We define total backlog as the future revenue we expect to receive from our contracts and other engagements. We generally include in backlog the estimated revenue represented by contract options that have been priced, though not exercised. We do not include any estimate of revenue relating to potential future delivery orders that might be awarded under our GSA Schedule contracts, other Indefinite Delivery/Indefinite Quantity (IDIQ) contracts, or other contract vehicles that are also held by a large number of firms, and under which potential future delivery orders or task orders might be issued by any of a large number of different agencies and are likely to be subject to a competitive bidding process. We do, however, include potential future work expected to be awarded under IDIQ contracts that are available to be utilized by a limited number of potential clients and are held either by us alone or by a limited number of firms.

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We include expected revenue in funded backlog when we have been authorized by the client to proceed under a contract up to the dollar amount specified by our client, and this amount will be owed to us under the contract after we provide the services pursuant to the authorization. If we do not provide services authorized by a client prior to the expiration of the authorization, we remove amounts corresponding to the expired authorization from backlog. We do include expected revenue under an engagement in funded backlog when we do not have a signed contract if we have received client authorization to begin or continue working and we expect to sign a contract for the engagement. In this case, the amount of funded backlog is limited to the amount authorized. Our funded backlog does not represent the full revenue potential of our contracts because government clients, and sometimes other clients, generally authorize work under a particular contract on a yearly or more frequent basis, even though the contract may extend over a number of years. Most of the services we provide to commercial clients are provided under contracts with relatively short durations that authorize us to provide services and, as a consequence, our backlog attributable to these clients is typically reflected in funded backlog and not in unfunded backlog.

We define unfunded backlog as the difference between total backlog and funded backlog. Our revenue estimates for purposes of determining unfunded backlog for a particular contract are based, to a large extent, on the amount of revenue we have recently recognized on that contract, our experience in utilizing contract capacity on similar types of contracts, and our professional judgment. Our revenue estimate for a contract included in backlog is sometimes lower than the revenue that would result from our client utilizing all remaining contract capacity.

Although we expect our contract backlog to result in revenue, the timing of revenue associated with both funded and unfunded backlog will vary based upon a number of factors, and we may not recognize revenue associated with a particular component of backlog when anticipated, or at all. The federal government has the right to cancel any contract, or ongoing or planned work under any contract, at any time. In addition, there can be no assurance that revenue from funded or unfunded backlog will have similar profitability to previous work or will be profitable at all. Generally speaking, we believe the risk that a particular component of backlog will not result in future revenue is higher for unfunded backlog than for funded backlog.

Our estimates of funded, unfunded and total backlog at the dates indicated were as follows:

	December 31,		June 30, 2006
	2004	2005
	(In millions)
Funded	$70.6	$133.0	$191.3
Unfunded	63.8	93.8	118.3

Total	$134.4	$226.8	$309.6

The backlog estimates at June 30, 2006 include backlog of $86.7 million associated with the first four-month phase of the Road Home Contract, which was awarded in June 2006. See “Risk factors — Risks Related to Our Business — We may not receive revenue corresponding to the full amount of our backlog, or may receive it later than we expect, which could materially and adversely affect our revenue and operating results.”

BUSINESS DEVELOPMENT

Our business development efforts drive our organic growth. A firm-wide business development process, referred to as the Business Development Life Cycle (BDLC), is used to guide sales activities in a disciplined manner from lead identification, through lead qualification to capture and proposal. An internally developed, web-based tool is used to track all sales opportunities throughout the BDLC, as

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well as to manage our aggregate sales pipeline. Major sales opportunities are each led by a capture manager and are put through executive reviews at multiple points during their lifecycle to ensure alignment with our corporate strategy and effective use of resources.

Business development efforts in priority market areas, which include our largest federal agency accounts (DoD, DHS, HHS, DOT and EPA) and the commercial energy sector, are executed through account teams, each of which is headed by a corporate account executive and supported by dedicated corporate business development professionals and senior staff from the relevant operating units. Each account executive has significant authority and accountability to set the priorities and to bring to bear the correct resources. Each team participates in regular executive reviews. This account-based approach allows deep insight into the needs of our clients. It also helps us anticipate their evolving requirements over the coming 12 to 18 months and position ourselves to meet those requirements. Each of our operating units is responsible for maximizing sales in our existing accounts and finding opportunities in closely related accounts. Their efforts are complemented by our corporate business development function, which is responsible for large and strategically important pursuits.

The corporate business development function also includes a market research and competitive intelligence group, a proposal management group and a strategic capture unit. In addition, we have a marketing and communications group that is responsible for our website, press releases, sales collateral and trade show management. Pricing is not handled by the corporate business development function. Our contracts and administration function leads our pricing decisions in partnership with the business development account teams and operating units.

COMPETITION

We operate in a highly competitive and fragmented marketplace and compete against a number of firms in each of our four key markets. Some of our principal competitors include BearingPoint, Inc., Booz Allen Hamilton, Inc., CRA International, Inc., L-3 Communications Corporation, Lockheed Martin Corporation, Navigant Consulting, Inc., Northrop Grumman Corporation, PA Consulting Group, SAIC, Inc., and SRA International, Inc. In addition, within each of our four key markets, we have numerous smaller competitors, many of which have narrower service offerings and serve niche markets.

Some of our competitors are significantly larger than us and have greater access to resources and stronger brand recognition than we do.

We consider the principal competitive factors in our market to be client relationships, reputation and past performance of the firm, client references, technical knowledge and industry expertise of employees, quality of services and solutions, scope of service offerings and pricing.

INTELLECTUAL PROPERTY

We own a number of trademarks and copyrights that help maintain our business and competitive position. We have no patents. Sales and licenses of our intellectual property do not comprise a substantial portion of our revenue or profit; however, this situation could change in the future. We rely on the technology and models, proprietary processes and other intellectual property we own or have rights to use in our analysis and other work we perform for our clients. We use these innovative, and often proprietary, analytical models and tools throughout our service offerings. Our domestic and overseas staffs regularly maintain, update and improve these models based on our corporate experience. In addition, we sometimes retain limited rights in software applications we develop for clients. We use a variety of means to protect our intellectual property, as discussed in “Risk factors,” but there can be no assurance that these will adequately protect our intellectual property.

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EMPLOYEES

As of June 30, 2006 we had 1,327 benefits-eligible (full-time and regular part-time) employees and 431 non-benefits eligible (variable part-time) employees. On a full-time equivalents basis, our total headcount was 1,462. As of June 30, 2006, almost 50% of our professional staff held post-graduate degrees in diverse fields such as economics, engineering, business administration, information technology, law, life sciences and public policy. More than 85% of our employees hold a bachelor’s degree or equivalent, and over 300 hold a U.S. federal government security clearance.

We have a professional environment that encourages advanced training to acquire industry recognized certifications, rewards strong job performance with advancement opportunities and fosters ethical and honest conduct. Our salary structure, incentive compensation and benefit packages are competitive within our industry.

FACILITIES

We lease our office facilities and do not own any real estate. We have leased our corporate headquarters through October 2012 at 9300 Lee Highway in Fairfax, Virginia, in the Washington D.C. metropolitan area. As of December 31, 2005, we leased approximately 200,000 square feet of office space at this and an adjoining building. These buildings house a portion of our operations and substantially all of our corporate functions, including executive management, treasury, accounting, human resources, business and corporate development, facilities management, information services and contracts.

As of December 31, 2005, we also leased approximately 240,000 square feet of office space in about two dozen other locations throughout the United States and around the world, with various lease terms expiring over the next seven years. Approximately 30,000 square feet of the space we lease is currently subleased to other parties. We believe that our current office space, together with other office space we will be able to lease, will meet our needs for the next several years. For further discussion regarding our approach and plans with respect to leased office space, see “Management’s discussion and analysis of financial condition and results of operations — Operating expenses.”

In addition, a portion of our operations staff is housed at client-provided facilities, pursuant to the terms of a number of our customer contracts.

LEGAL PROCEEDINGS

From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. We currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations, or cash flow.

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EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors, as of September 25, 2006, and their ages are as follows:

Name	Age	Title
Sudhakar Kesavan	52	Chairman, President and Chief Executive Officer
John Wasson	45	Executive Vice President and Chief Operating Officer
Alan Stewart	52	Senior Vice President, Chief Financial Officer and Secretary
Ellen Glover	51	Executive Vice President
Gerald Croan	56	Executive Vice President
Dr. Edward H. Bersoff	63	Director
Dr. Srikant M. Datar	52	Director
Robert Hopkins	49	Director
Joel R. Jacks	58	Director
David C. Lucien	56	Director
William Moody	53	Director
Peter M. Schulte	49	Director

Sudhakar Kesavan serves as the Chairman, President and Chief Executive Officer of ICF and its wholly owned subsidiary, ICF Consulting Group, Inc. In 1997, Mr. Kesavan was named President of ICF Consulting Group, Inc. when it was a subsidiary of ICF Kaiser. In 1999, the Group was divested from Kaiser and became a wholly owned subsidiary of the company through a joint effort of the management of ICF Consulting Group, Inc. and CM Equity Partners, L.P. Mr. Kesavan received his Master of Science degree from the Technology and Policy Program at the Massachusetts Institute of Technology, his postgraduate diploma in management from the Indian Institute of Management, Ahmedabad and his Bachelor of Technology degree (chemical engineering) from the Indian Institute of Technology, Kanpur. Mr. Kesavan serves on the Board of the Rainforest Alliance, a New York based nonprofit environmental organization.

John Wasson serves as an Executive Vice President and Chief Operating Officer of ICF and has been with ICF Consulting Group, Inc. since 1987. Mr. Wasson previously worked as a staff scientist at the Conservation Law Foundation of New England and as a researcher at the Massachusetts Institute of Technology Center for Technology, Policy and Industrial Development. Mr. Wasson holds an M.S. in Technology and Policy from the Massachusetts Institute of Technology and a B.S. in Chemical Engineering from the University of California, Davis.

Alan Stewart serves as Senior Vice President and Chief Financial Officer of ICF and has been with ICF Consulting Group, Inc. since 2001. Mr. Stewart has almost 30 years of experience in financial management, including mergers and acquisitions. Prior to joining the company, Mr. Stewart was chief financial officer at DataZen Corporation, Blackboard, Inc. and Deltek Systems, Inc. Prior to joining Deltek Systems, Inc., Mr. Stewart held senior finance positions at BTG, Inc., Tempest Technologies, Inc., C3, Inc., the Division of Corporation Finance at the U.S. Securities and Exchange Commission, Martin Marietta Corporation and Touche Ross & Co. Mr. Stewart received his B.S. in Accounting from Virginia Commonwealth University and is a Certified Public Accountant.

Ellen Glover serves as an Executive Vice President of ICF and joined ICF Consulting Group, Inc. in 2005. Prior to joining us, since 2004, Ms. Glover served as the Vice President and General Manager of Dynamics Research, a publicly traded professional and technical services contractor to federal and state government agencies, which acquired Impact Innovations Group. Prior to the acquisition, from 2002 to 2004, Ms. Glover served as President of Impact Innovations Group, a provider of information

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technology services to federal and commercial markets. From 1983 to 2002, Ms. Glover was an officer of Advanced Technology Systems, a provider of information technology services to the U.S. Department of Defense and civilian agencies. Ms. Glover served as President and Chief Operating Officer of Advanced Technology Systems from 1994 to 2002, as Director of Operations from 1990-1993 and as a Program Manager prior to 1990. Ms. Glover holds a M.S. in Urban Planning and a B.A. in History and Political Science from the University of Pittsburgh.

Gerald Croan serves as an Executive Vice President of ICF and the president of ICF’s subsidiary, Caliber Associates, Inc., which focuses on our health, human services and social programs market. Mr. Croan joined ICF with our acquisition effective October 1, 2005 of Caliber Associates, Inc. Mr. Croan founded Caliber Associates, Inc. in 1983 and served as its president since its inception. Mr. Croan’s experience includes research, evaluation, technical assistance and training, and related program support services for juvenile justice, victim services, youth services and community programs, military family issues and developmental work on community needs assessment systems for the military. Mr. Croan’s work has been recognized by the U.S. Department of Defense, Department of Justice and Department of Health and Human Services. Prior to founding Caliber Associates, Inc., Mr. Croan served as a senior manager at two consulting organizations and with the Pennsylvania Department of Justice. Mr. Croan holds a B.S. and an M.C.P. (city planning) from the Massachusetts Institute of Technology. Mr. Croan has served on the Board of the National Association of Child Care Resource and Referral Agencies, an Arlington, Virginia based nonprofit organization since 2003 and on the Board of the National Learning Institute, a Washington, D.C. based nonprofit organization, since 2001.

Dr. Edward H. Bersoff has served as a director of ICF since October 2003. Dr. Bersoff is the chairman and founder of Greenwich Associates, a business advisory firm located in Northern Virginia which was formed in 2003. From November 2002 to June 2003, he was managing director of Quarterdeck Investment Partners, LLC, an investment banking firm, and chairman of Re-route Corporation, a company that offers email forwarding and address correction services. From February 1982 until November 2001, Dr. Bersoff was chairman, president and chief executive officer of BTG, Inc., a publicly traded information technology firm he founded in 1982. In November 2001 BTG, Inc. was acquired by The Titan Corporation, a NYSE listed company. Dr. Bersoff served as a director of Titan from February 2002 until August 2005 when Titan was sold. In addition, Dr. Bersoff serves on the boards of EFJ, Inc., a manufacturer of wireless communications products and systems primarily for public service and government customers, Fargo Electronics, Inc., a manufacturer of identity card issuance systems, materials and software for government and corporate applications, and Federal Services Acquisition Corporation, which are all public companies, and a number of private companies, including 3001, Inc. Dr. Bersoff holds A.B., M.S. and Ph.D. degrees in mathematics from New York University and is a graduate of the Harvard Business School’s Owner/President Management Program. Dr. Bersoff is the Rector of the Board of Visitors of Virginia Commonwealth University, a Trustee of the VCU Medical Center, a Trustee of New York University and a Trustee of the George Mason University Foundation. He also serves as chairman of the Inova Health System Health Care Services Board and is a Trustee of the Inova Health System.

Dr. Srikant M. Datar has served as a director of ICF since July 2006. Dr. Datar is the Arthur Lowes Dickinson Professor of Business Administration at Harvard University and a Senior Associate Dean at Harvard Business School. Dr. Datar is a Chartered Accountant and has been a professor of accounting and business administration at Harvard since July 1, 1996, previously serving as a professor at Stanford University and Carnegie Mellon University. Dr. Datar is a member of the board of directors of Novartis AG, a holding company organized under Swiss law and publicly traded on the SWX Swiss Stock Exchange and, in the form of American Depositary Shares, NYSE. He has consulted with and done field-based research with many large corporations. He has presented his research to managers and executives in North and South America, Europe, Asia and Africa. Dr. Datar received gold medals upon his

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graduation from the Indian Institute of Management, Ahmedabad, and the Institute of Cost and Works Accountants of India. Dr. Datar received a master’s degree in statistics, a master’s degree in economics and a Ph.D. in accounting from Stanford University.

Robert Hopkins has served as a director of ICF since November 2001. Mr. Hopkins is a partner and has been associated with CM Equity Partners, L.P. since 1999. From 1991 to 1998, Mr. Hopkins was a partner at Connor & Company, a management consulting firm specializing in strategic alliances and operations management. From 1986 to 1991, Mr. Hopkins was an investment banker, including at Kidder Peabody, Inc. Mr. Hopkins has worked closely with the executive management team at Evans Consoles Inc., a Canadian company that consummated a court-ordered reorganization in 2004 by which all of its assets were transferred to its creditors, where he was CEO during an extended transition from the founder to present management. Mr. Hopkins also serves on the Board of Directors of Evans Consoles Inc., Devon Publishing Group and Martin Designs, Inc. Mr. Hopkins received a B.A. in Economics from Hobart College and a Master’s degree in Public and Private Management from the Yale School of Management.

Joel R. Jacks has served as a director of ICF since June 1999. Mr. Jacks, together with Peter M. Schulte, co-founded CMLS Management, L.P. in 1996 and in 2000 they co-founded CM Equity Management, L.P. Mr. Jacks serves as a managing partner of each of these CMEP entities. Mr. Jacks is a director of several other CMEP portfolio companies, including 3001, Inc.; Falcon Communications, Inc.; Xebec Global Corporation; Echo Bridge Entertainment, LLC; Evans Consoles Inc., a Canadian company that consummated a court-ordered reorganization in 2004 by which all of its assets were transferred to its creditors; Martin Designs, Inc.; and Devon Publishing Group. Mr. Jacks is also the chairman and chief executive officer of Federal Services Acquisition Corporation, a publicly held “special purpose acquisition company” formed to acquire federal services businesses with its principal office in New York City. Mr. Jacks was previously a director of Resource Consultants, Inc., a technical services and program management firm serving the U.S. Department of Defense and federal civil agencies; and Examination Management Services, Inc., which subsequent to Mr. Jacks’ service as chairman underwent a voluntary restructuring in 2005. Mr. Jacks was previously a member of the executive committee of Missota Paper Holding LLC prior to their sale in 2004. From January 2000 to April 2003, Mr. Jacks was chairman of Beta Brands Incorporated. In May 2003, following default by Beta Brands in the repayment of its secured indebtedness, a Canadian court approved a consensual foreclosure by which the secured lenders acquired all of the assets of Beta Brands. Mr. Jacks received a Bachelor of Commerce degree from the University of Cape Town and an MBA from the Wharton School, University of Pennsylvania.

David C. Lucien has served as a director of ICF since August 2004. Mr. Lucien has more than 36 years of experience in the information technology industry within both commercial and government sectors. He has held several senior-level executive positions for private and public technology companies involved in computer systems manufacturing, technology services and systems integration. Most recently, Mr. Lucien assumed the role of Chairman and CEO of CMS Information Services, Inc. in March 2003, serving until CMS was sold to CACI International in March 2004. Currently, Mr. Lucien serves on various boards and from time to time, through Mr. Lucien’s company, DCL Associates of Leesburg, Virginia, a sole proprietorship, assists various equity funds in the review of current and potential portfolio companies that focus on information technology services, federal services, telecommunications and the Internet. Prior to his work at CMS Information Services, Inc., Mr. Lucien was the founder and principal of Interpro Corporation, a strategic advisory services firm, from January 1990 until December 2002. Mr. Lucien is a founder and Chairman Emeritus of the Northern Virginia Technology Council and Chairman Emeritus of the Virginia Technology Council. Mr. Lucien also sits on the Advisory Board of the Draper Atlantic Fund.

William Moody has served as a director of ICF since December 2005. Mr. Moody has more than 28 years of experience in environmental and economics consulting and directs ICF Consulting Group, Inc.’s

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administration and contracts group, where he manages the following departments: contracts, pricing, subcontracts, invoicing and collections, facilities and security. Prior to assuming this position, he held a variety of positions within the company including leading the environment, economics and regulations business, where he specialized in supporting U.S. federal programs in air quality and hazardous waste. Prior to joining ICF Consulting Group, Inc. in 1992, Mr. Moody held management positions at Midwest Research Institute and Radian Corporation. Mr. Moody holds a Master’s of Science degree in Environmental Science from Washington State University and a Bachelor’s of Science degree in Physics from Washington College.

Peter M. Schulte has served as a director of ICF since June 1999. Mr. Schulte, together with Mr. Jacks, co-founded CMLS Management, L.P., and in 2000 they co-founded CM Equity Management, L.P. Mr. Schulte serves as a managing partner of each of these CMEP entities. Mr. Schulte is a director of several CMEP portfolio companies, including 3001, Inc.; Falcon Communications, Inc.; and Echo Bridge Entertainment, LLC. Mr. Schulte is also a director and the president, chief financial officer and secretary of Federal Services Acquisition Corporation, a publicly held “special purpose acquisition company” formed to acquire federal services businesses with its principal office in New York City. Mr. Schulte was previously a director of Kronos Products, Inc., Central Foodservice Co. and a member of the executive committee of Missota Paper Holding LLC prior to their sale in 2004. Additionally, Mr. Schulte was previously a director of Resource Consultants, Inc.; AverStar, Inc., a provider of information technology services and software products for the mission-critical systems of federal, civil and defense agencies and to large commercial companies; Evans Consoles, Inc., a Canadian company that consummated a court-ordered reorganization in 2004 by which all of its assets were transferred to its creditors. Subsequent to the Canadian court-approved foreclosure of the assets of Beta Brands Incorporated and until its dissolution, Mr. Schulte was a director of Beta Brands Incorporated. Mr. Schulte received a B.A. in Government from Harvard College and a Masters in Public and Private Management from the Yale School of Management. Mr. Schulte also serves on the Board of the Rainforest Alliance, a New York based nonprofit environment organization.

BOARD COMPOSITION

Upon completion of this offering, we will initially have an authorized board of directors comprised of six members. William Moody and Robert Hopkins have submitted resignations from the board of directors effective prior to the closing of this offering. Sudhakar Kesavan will serve as the chairman of the board of directors pursuant to his employment agreement. Dr. Edward H. Bersoff, Dr. Srikant M. Datar and David C. Lucien are independent directors in accordance with the requirements of the Nasdaq Global Select Market and the rules of the SEC. We believe that, within the transition periods available to us following the completion of this offering, we will comply with all applicable requirements of the SEC and the Nasdaq Global Select Market relating to director independence and the composition of the committees of our board of directors. Upon completion of this offering, our board will be divided into three classes as follows:

➢	Class I will consist of Peter M. Schulte and Dr. Srikant M. Datar and have a term expiring at our annual meeting of stockholders in 2007;

➢	Class II will consist of Dr. Edward H. Bersoff and David C. Lucien and have a term expiring at our annual meeting of stockholders in 2008; and

➢	Class III will consist of Sudhakar Kesavan and Joel R. Jacks and have a term expiring at our annual meeting of stockholders in 2009.

At each annual meeting of stockholders to be held after the initial classification of directors described above, the successors to directors whose terms then expire will serve until the third annual stockholders’ meeting following their election and until their successors are duly elected and qualified. Upon

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completion of this offering, our amended and restated bylaws will provide that the number of directors may be set from time to time by the holders of a majority of the company’s outstanding common stock at a properly called and conducted stockholders meeting or by a majority vote of the board of directors.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

The board of directors has established an audit committee and a compensation committee.

Audit Committee.    Upon completion of this offering, the audit committee will consist of Dr. Edward H. Bersoff, Chairman, Dr. Srikant M. Datar, Joel R. Jacks and David C. Lucien. The audit committee reviews the financial reports and related financial information provided by the company to governmental agencies and the general public, the company’s system of internal and disclosure controls and the effectiveness of its control structure, and the company’s accounting, internal and external auditing and financial reporting processes. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The board of directors has determined that Dr. Edward H. Bersoff is an “audit committee financial expert” as defined under SEC rules and regulations by virtue of his background and experience described under “Executive Officers and Directors” above. Mr. Jacks will serve as a member of the audit committee in accordance with applicable Nasdaq Global Select Market rules allowing for a one-year period to transition to an audit committee consisting of all independent members. We expect the audit committee to meet not less often than four times a year.

Compensation Committee.    Upon completion of this offering, the compensation committee will consist of Dr. Edward H. Bersoff, David C. Lucien and Peter M. Schulte. The compensation committee provides assistance to the board of directors in fulfilling the board’s responsibilities relating to management, organization, performance, compensation and succession. In discharging its responsibilities, the compensation committee considers and authorizes our compensation philosophy, evaluates our senior management’s performance, and approves all material elements of the compensation of our executive officers. The compensation committee also reviews the administration of our incentive compensation, deferred compensation, executive retirement and equity-based plans. In accordance with applicable Nasdaq Global Select Market rules allowing for a one-year period to transition to a compensation committee consisting of all independent members and allowing for the appointment of a nonindependent member of the compensation committee in exceptional and limited circumstances, the board has determined that the appointment of Peter M. Schulte to the compensation committee is in the best interests of the company. We expect the compensation committee to meet not less often than twice per year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Dr. Edward H. Bersoff, David C. Lucien and Peter M. Schulte are the members of the compensation committee. Neither Dr. Edward H. Bersoff, David C. Lucien nor Peter M. Schulte is an officer or employee of the company. Except for Peter M. Schulte, who serves as a member of the board of directors of FSAC, of which Dr. Edward H. Bersoff will become chairman and chief executive officer upon the completion of FSAC’s acquisition of Advanced Technology Systems, Inc., no member of our compensation committee and none of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Dr. Bersoff is also a member of the board of directors of FSAC, as is Joel R. Jacks. During fiscal year 2005, the compensation committee consisted of Sudhakar Kesavan, Joel R. Jacks and Peter M. Schulte. Additionally, as described more fully below in the section entitled “Employment Agreements—employee annual incentive compensation pool plan,” Sudhakar Kesavan and Peter M. Schulte are members, and William Moody has been a member, of the committee

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related to our Amended and Restated Annual Incentive Compensation Pool Plan. Following the completion of this offering, the Amended and Restated Employee Annual Incentive Compensation Pool Plan will be terminated and the committee related to the plan will be dissolved.

Sudhakar Kesavan is the chief executive officer, president and chairman of the company, and William Moody is an employee and has served as a director of the company. Also, as discussed more fully below in the section captioned “Certain relationships and related party transactions — Consulting Agreement,” Joel R. Jacks and Peter M. Schulte are the managing members of entities that direct the affairs of CMLS Management, L.P., with whom our subsidiary, ICF Consulting Group, Inc., has a consulting agreement. Pursuant to the consulting agreement, CMLS Management, L.P. provides financial, acquisition, strategic, business and consulting services to the company. In consideration for these services, ICF Consulting Group, Inc. annually pays a fixed consulting fee of $100,000 and a variable fee equal to 2% the average EBITDA of ICF Consulting Group, Inc., as calculated pursuant to the terms of the consulting agreement, based on recent fiscal years of ICF Consulting Group, Inc. The consulting agreement will terminate automatically upon the completion of this public offering and requires payment of a $90,000 termination fee by ICF Consulting Group, Inc. to CMLS Management, L.P. ICF Consulting Group, Inc. paid CMLS Management, L.P. approximately $333,000 for 2003, $361,000 for 2004 and $380,000 for 2005 for consulting services under the consulting agreement.

CODE OF ETHICS

We have adopted a Code of Ethics applicable to all of our directors, officers and employees, including our chief executive officer, chief financial officer and controller. The full text of the Code of Ethics is available on our website at www.icfi.com.

MANAGEMENT SHAREHOLDERS AGREEMENT

The company, CMEP and certain other stockholders are parties to a Management Shareholders Agreement, which will terminate upon completion of this public offering. Pursuant to the Management Shareholders Agreement, certain CMEP affiliates have the right to select up to a majority of the board of directors and at least one additional director, ICF’s chief executive officer is entitled to serve as a director, and the employees who are stockholders and party to the agreement are entitled to elect one director. Messrs. Jacks, Hopkins, Schulte, Bersoff and Lucien were selected by CMEP to serve on the board. The employees selected William Moody to serve on the board.

COMPENSATION OF DIRECTORS

Our policies for the compensation of directors will be reviewed annually by the compensation committee of our board of directors, and any changes in those policies will be approved by the entire board.

Cash Compensation.    Directors who are employed by us will not receive additional compensation for their service on the board of directors. All directors are entitled to reimbursement of expenses for attending each meeting of the board and each committee meeting.

Our non-employee directors will each receive annual retainers of $24,000, payable quarterly, covering up to four regular board meetings, one annual meeting and a reasonable number of special board meetings. Additional retainers, if any, for additional meetings will be determined by the board of directors or the compensation committee. The chair of the audit committee will receive $8,000 annually, and each other audit committee member will receive $4,000 annually, payable in equal quarterly installments as compensation for services as audit committee chair and committee member, respectively. The chair of the compensation committee will receive $6,000 annually, payable in equal quarterly installments, as compensation for service as chair of that committee, and each other compensation committee member will receive $3,000 annually, payable in equal quarterly installments as compensation for services as compensation committee chair and committee member, respectively.

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Restricted Stock Grants.    Non-employee members of the board upon completion of this offering, and thereafter new non-employee members of the board upon first being elected to the board of directors, will receive an initial grant of restricted shares of common stock with a fair market value equal to three times the annual cash retainer amount. These initial grants of restricted stock will vest equally over a period of three years, subject to acceleration upon events such as a change of control. Starting with their second year of service, non-employee directors will receive annual grants of restricted stock with a fair market value equal to the annual cash retainer amount. These annual restricted stock grants will vest immediately.

Board members are encouraged to own an amount of shares equal to three times their annual board compensation and may elect to convert their quarterly cash compensation into our common stock at the fair market value of our common stock on the quarterly payment date.

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EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued for the last three years for our chief executive officer and all three of our other highest paid executive officers whose combined salary and bonus exceeded $100,000 during 2005 for services rendered to us, collectively referred to as the named executives.

Summary compensation table

Name and Principal Position	Year	Annual compensation				Long-term compensation					All other compensation(2)
		Salary	Bonus(1)	Other annual compensation		Awards				Payouts
						Restricted stock awards			Securities underlying stock options (shares)	LTIP payouts
Sudhakar Kesavan Chairman, President and Chief Executive Officer	2005 2004 2003	$330,530 336,367 317,263	$282,000 70,000 80,000	$	— — —	$	— — —		— — 21,936	$ — — —	$5,587 12,970 15,866

John Wasson Executive Vice President and Chief Operating Officer	2005 2004 2003	229,142 225,436 204,359	205,000 67,000 40,000		— — —		— — —		— 20,000 19,500	— — —	8,400 13,601 15,540

Alan Stewart Senior Vice President, Chief Financial Officer and Secretary	2005 2004 2003	209,791 213,430 193,184	140,000 40,000 40,000		— — —		— — —		5,000 15,000 11,000	— — —	7,744 13,436 15,920

Ellen Glover(3) Executive Vice President	2005	75,967	—		—		121,110	(4)	20,000	—	25,000

(1)	The bonus amounts identified in this column were paid under our Amended and Restated Employee Annual Incentive Compensation Pool Plan. The bonus amounts for 2005 for each of Sudhakar Kesavan, John Wasson and Alan Stewart were paid partially in March 2005 and partially in April 2006.

(2)	Represents matching contribution to our Retirement Savings Plan, except with respect to Ellen Glover. The $25,000 payment to Ellen Glover included in this column represents a cash signing bonus. With respect to Sudhakar Kesavan, amounts in this column include annual term life insurance premiums of $1,550 paid by the Company for the benefit of Mr. Kesavan.

(3)	Ellen Glover joined us effective September 6, 2005.

(4)	Represents the market value on September 6, 2005, the date of grant (calculated by multiplying the fair market value of our common stock on the date of the grant, which was $7.34, by the number of shares awarded, which was 16,500. This restricted stock represented a market value of $149,325 on December 31, 2005 (calculated by multiplying the fair market value on December 31, 2005, which was $9.05, by the 16,500 shares awarded). Neither of these value calculations gives effect to the diminution in value attributable to the restrictions on such stock. This restricted stock vests at 25% each January 1 following the grant date. Accordingly, 4,125 shares vested on January 1, 2006. Additionally, all of these restricted shares will vest automatically if certain extraordinary transactions involving the company or CMEP occur, including the completion of this offering. If declared, dividends are payable on this stock.

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STOCK OPTIONS

The table below contains information relating to stock options granted to the named executives during the year ended December 31, 2005. All of these options were granted to purchase common stock. The percentage of total options granted to employees set forth below is based on an aggregate of 102,045 shares subject to options granted to our employees in 2005.

Option grants in 2005

	Individual grants
Name	Number of securities underlying options granted		Percent of total options granted to employees in 2005	Exercise price per share	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term(1)
						5%	10%
Sudhakar Kesavan	—		—	—	—	—	—
John Wasson	—		—	—	—	—	—
Alan Stewart	5,000	(2)	4.9%	$9.05	December 22, 2015	$52,484	$110,375
Ellen Glover	20,000	(2)	19.6%	$7.34	September 1, 2015	$244,135	$475,698

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the price of $12.00 per share in our initial public offering appreciates at the indicated rate for the entire ten-year term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2)	These options are vested and immediately exercisable.

OPTION EXERCISES AND YEAR-END OPTION VALUES

The following table sets forth information for the named executives with respect to options exercised by them during the year ended December 31, 2005 and the value of their options outstanding as of December 31, 2005.

Aggregate option exercises in 2005 and year-end option values

	Number of shares acquired on exercise	Value realized	Number of securities underlying unexercised options at year end		Value of unexercised in-the-money options at year end(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Sudhakar Kesavan	—	—	226,031	—	$1,505,549	—
John Wasson	—	—	97,771	—	587,959	—
Alan Stewart	—	—	50,000	—	272,650	—
Ellen Glover	—	—	20,000	—	93,200	—

(1)	Represents the difference between the exercise price and the initial public offering price of $12.00 per share, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

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EMPLOYMENT AGREEMENTS

Employment, severance and restricted stock agreements

We will enter into an amended and restated employment agreement with Sudhakar Kesavan as of the effective date of this offering. The agreement provides that Mr. Kesavan will serve as our chief executive officer, president and chairman of the board of directors and for Mr. Kesavan to receive a base salary of $375,000 per year, with at least a $25,000 increase in 2007 and annual increases at least equal to increases in the consumer price index each subsequent year. The compensation committee may further increase Mr. Kesavan’s base salary. Mr. Kesavan will also be eligible to receive annual incentive bonuses equal to up to 100% of his base salary in the discretion of the compensation committee. We are also required to maintain a life insurance policy in an amount of at least $1 million payable to Mr. Kesavan’s immediate family. Either we or Mr. Kesavan may terminate this agreement by giving 45 days’ notice to the other. Absent a change in control, if Mr. Kesavan is involuntarily terminated without cause or resigns for good reason, he will be paid all accrued salary, a severance payment equal to twenty-four months of his base salary and a pro rata bonus for the year of termination. Additionally, Mr. Kesavan’s options, restricted stock and other equity compensation awards will be accelerated in connection with such a termination. Pursuant to the terms of his original employment agreement, as a result of his continuous service to the company since 1999, Mr. Kesavan may, in his discretion, declare that any termination of his employment by him is for “good reason” under the amended and restated employment agreement, resulting in our payment to him of the termination amounts, and the vesting of equity awards, described in this paragraph. Mr. Kesavan’s severance agreement discussed below addresses Mr. Kesavan’s severance in connection with a change in control event where Mr. Kesavan does not exercise his right to terminate his employment and declare such termination to be for good reason as described in this paragraph.

On October 1, 2005, we entered into an employment agreement with Gerald Croan. The agreement provides for Mr. Croan to receive a base salary of $194,000 per year. Mr. Croan is also eligible to receive an award under our Amended and Restated Employee Annual Incentive Compensation Pool Plan in 2006. The employment agreement with Mr. Croan expires October 1, 2007. If Mr. Croan is involuntarily terminated without cause or resigns for good reason before October 1, 2007, he will be paid all accrued salary, bonus and benefits and a severance payment equal to the greater of twenty weeks of his base salary or his base salary for the rest of his employment term. If Mr. Croan is involuntarily terminated without cause or resigns for good reason after October 1, 2007, he will be paid all accrued salary, bonus and benefits and a severance payment equal to the greater of twenty weeks of his base salary or the amount payable, if any, under our standard severance policy on the date of his termination.

Effective as of the date of this offering, we will enter into severance protection agreements with Sudhakar Kesavan, John Wasson and Alan Stewart. For each of these executive officers, the severance protection agreements provide that if the officer is involuntarily terminated without cause or resigns for good reason within a 24 month period following a change in control, the officer will be paid all accrued salary and a pro rata bonus for the year of termination and a single lump sum equal to three times the officer’s average compensation for the prior three years or the officer’s term of employment if less than three years. The officer will also receive such life insurance, medical, dental, hospitalization, financial counseling and tax consulting benefits as are provided to other similarly situated executives who continue in the employ of ICF for the 36 months following termination and up to 12 months of outplacement services. Vesting of options, restricted stock or other equity compensation awards will be accelerated as provided in the applicable company equity incentive plans. The officer is not entitled to receive a “gross up” payment to account for any excise tax that might be payable under the Internal Revenue Code, although we may elect to have the severance payments reduced to the extent necessary to avoid an excise tax.

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Effective as of the date of this offering, we will enter into restricted stock award agreements with Sudhakar Kesavan, John Wasson and Alan Stewart. Under these agreements, effective upon completion of this offering, pursuant to our 2006 Long-Term Equity Incentive Plan, we will grant 50,000 restricted shares of common stock to Sudhakar Kesavan and 25,000 restricted shares of common stock to each of John Wasson and Alan Stewart. These grants of restricted stock will vest equally over a period of three years, subject to acceleration if we terminate the respective officer without cause or if the officer terminates his employment for good reason following a change in control. The officers generally will have all the rights and privileges of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote.

Effective September 6, 2005, we entered into a restricted stock award agreement with Ellen Glover, pursuant to which we granted 16,500 restricted shares of common stock to Ellen Glover. This restricted stock vests at 25% each January 1 following the grant date. Accordingly, 4,125 shares vested on January 1, 2006. Additionally, all of these restricted shares will vest automatically if certain extraordinary transactions involving the company or CMEP occur, including the completion of this offering. Ellen Glover has all the rights and privileges of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote.

Employee annual incentive compensation pool plan

Executive officers and other employees may receive incentive compensation under our Amended and Restated Employee Annual Incentive Compensation Pool Plan. This plan provides that, if we meet certain EBITDA targets, an amount equal to a percentage change in EBITDA is pooled and distributed to employees by a committee of the directors based on each employee’s job performance during that year. Additionally, this plan provides for a one-time pool of $2.7 million to be allocated among our employees upon the occurrence of certain extraordinary transactions involving the company or CMEP, including the completion of this offering. Thus, immediately prior to or following the effective date of this offering, we will allocate and pay $2.7 million among our executive officers and employees in accordance with determinations previously made by a board committee charged with making the allocation. Following the completion of this offering, the Amended and Restated Employee Annual Incentive Compensation Pool Plan will be terminated and the committee related to this plan will be dissolved.

STOCK AND BENEFIT PLANS

Management stock option plan

Effective June 25, 1999, ICF Consulting Group, Inc. adopted the Management Stock Option Plan or the 1999 Option Plan. The 1999 Option Plan, as amended, provides for the issuance of options for our common stock to our and our subsidiaries’ eligible employees and other service providers, including officers, directors, consultants and advisors. As of August 31, 2006, there were options outstanding under the 1999 Option Plan to purchase a total of 1,542,182 shares of our common stock. Since August 31, 2006, we have not granted any options under the 1999 Option Plan. Except for a former employee’s exercise of options for 22,500 shares of our common stock in July 2006, no options under the 1999 Option Plan have been exercised. No additional awards will be made under the 1999 Option Plan upon the completion of this offering and the effectiveness of the 2006 Long-Term Equity Incentive Plan described below.

2005 Restricted stock plan

Under our 2005 Restricted Stock Plan, a committee of the board of directors may grant restricted stock awards to our directors and employees. These awards will be subject to such terms, conditions, restrictions or limitations as the committee may determine are appropriate, including restrictions on transferability, requirements of continued employment or individual performance, or our financial

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performance. During the period in which any shares of common stock are subject to restrictions, the compensation committee may, in its discretion, grant to the recipient of the restricted shares the rights of a stockholder with respect to such shares, including the right to vote such shares and to receive dividends paid on shares of common stock. Only two issuances, for a total of 29,000 shares of restricted stock, have been made under the 2005 Restricted Stock Plan and only one additional issuance of 7,500 restricted shares under the 2005 Restricted Stock Plan is anticipated prior to the completion of this offering. No additional awards will be made under the 2005 Restricted Stock Plan upon the completion of this offering and the effectiveness of the 2006 Long-Term Equity Incentive Plan described below.

2006 Long-term equity incentive plan

Our board of directors and our stockholders have approved our 2006 Long-Term Equity Incentive Plan, or the 2006 Equity Plan, which will become effective upon completion of this offering. No additional awards will be made under our 1999 Option Plan and 2005 Restricted Stock Plan following the effectiveness of the 2006 Equity Plan.

Executive officers, other employees and non-employee directors may receive long-term incentive compensation under the 2006 Equity Plan. The 2006 Equity Plan provides for the award of stock options, stock appreciation rights, restricted stock, performance shares/units and other incentive awards.

Purpose.    The purpose of the 2006 Equity Plan is to optimize the profitability and growth of the company through incentives consistent with the company’s goals and that align the personal interests of plan participants with an incentive for individual performance. The plan is further intended to assist the company in motivating, attracting and retaining plan participants and allowing them to share in company successes.

Administration.    The 2006 Equity Plan will be administered by the compensation committee and/or executive officers to whom the committee delegates administrative powers under the 2006 Equity Plan. The compensation committee and/or any such executive officers will determine who participates in the plan and type of awards under the plan. However, the compensation committee must fix the terms, including exercise price, and amount of awards to be granted by executive officers, and no executive officer is authorized to grant awards to any other officer or executive officer of the company (as those terms are defined by rules of the Securities and Exchange Commission).

Eligibility.    Those persons eligible to participate in the 2006 Equity Plan are officers and other employees of ICF and our subsidiaries and our non-employee directors. No participant in the 2006 Equity Plan may receive more than 500,000 shares of common stock per calendar year, and no awards may be made under the plan on or after April 30, 2016.

Shares Subject to the 2006 Equity Plan.    Upon completion of this offering, there will initially be 1 million shares of our common stock reserved for issuance under the 2006 Equity Plan. The number of shares of our common stock reserved under the 2006 Equity Plan shall, beginning January 1, 2007, annually increase by an amount equal to 3% of the shares of our common stock outstanding on such date or a lesser amount established by our board of directors. Except for the planned restricted stock grants to our non-employee directors and Messrs. Kesavan, Wasson and Stewart described above, no awards have been granted under the 2006 Equity Plan. The shares of common stock reserved for options outstanding under the 1999 Option Plan as of August 31, 2006 and for issuance under the 2006 Equity Plan and the 2006 Employee Stock Purchase Plan will together initially constitute approximately 27% of the shares of common stock outstanding upon completion of this offering. To the extent outstanding options are exercised, there will be dilution to investors.

Stock Options.    Stock option awards may be granted in the form of non-statutory stock options or incentive stock options. Options are exercisable in whole or in such installments as may be determined by the compensation committee or its officer delegatees. The compensation committee establishes the

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exercise price of stock options, which exercise price may not be less than the per share fair market value of our common stock on the date of the grant. The exercise price is payable in cash, shares of common stock or a combination of cash and common stock.

Stock options granted in the form of incentive stock options are also subject to certain additional limitations, as provided in Section 422 of the Internal Revenue Code of 1986, as amended. Incentive stock options may be made only to employees, and the aggregate fair market value of common stock with respect to which incentive stock options may become exercisable by an employee in any calendar year may not exceed $100,000. In addition, incentive stock options may not be exercised after ten years from the grant date and any incentive stock option granted to an employee who owns shares of our common stock possessing more than 10% of the combined voting power of all classes of our shares must have an option price that is at least 110% of the fair market value of the shares and may not be exercisable after five years from the date of grant.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights awards on terms set by the compensation committee. The compensation committee determines the grant price for a stock appreciation right, except that unless otherwise designated by the compensation committee, the strike price of a stock appreciation right granted as a freestanding award will not be less than 100% of the fair market value of a share of common stock on the date of grant. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of the aggregate fair market value of our common stock on the date of exercise, over the grant price. The compensation committee determines the term of stock appreciation rights granted under the 2006 Equity Plan, but unless otherwise designated by the compensation committee stock appreciation rights are not exercisable after the expiration of ten years from the date of grant. For each award of stock appreciation rights, the compensation committee will determine the extent to which the award recipient may exercise the stock appreciation rights after that recipient’s service relationship with us ceases.

Restricted Stock Awards.    The compensation committee or its officer delegatees may grant restricted stock awards, which will be subject to such terms, conditions, restrictions or limitations as the compensation committee may determine are appropriate, including restrictions on transferability, requirements of continued employment or individual performance, or our financial performance. During the period in which any shares of common stock are subject to restrictions, the compensation committee may, in its discretion, grant to the recipient of the restricted shares the rights of a stockholder with respect to such shares, including the right to vote such shares and to receive dividends paid on shares of common stock.

Performance Shares/Units.    The compensation committee or its officer delegatees may grant performance shares or units subject to such terms, conditions, restrictions or limitations as the compensation committee may determine are appropriate. Performance units will be assigned an initial value established by the compensation committee and performance shares will be assigned an initial value equal to the per share fair market value of our common stock on the date of the grant. The compensation committee will set performance goals in its discretion and the number and value of the payout for the performance shares/units will be determined based on the extent to which those performance goals are met. Payouts for performance shares/units may be payable in cash, shares of common stock or a combination of cash and common stock. The compensation committee may assign rights to performance shares/units that entitle the recipient to receive any dividends declared with respect to shares of common stock earned in connection with grants of performance shares/units.

Other Awards.    The compensation committee or its officer delegatees may grant other awards, including restricted stock units, to employees or non-employee directors in amounts and on terms determined by the compensation committee.

Change in Control.    In the event of a change in control of ICF:

➢	stock options and/or stock appreciation rights not otherwise exercisable will become fully exercisable;

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➢	all restrictions previously established with respect to restricted stock awards will lapse; and

➢	all performance shares/units or other awards will be deemed to be fully earned for the entire performance period applicable to them.

The vesting of all of these awards will be accelerated as of the effective date of the change in control.

Transferability.    Except as explicitly set forth in an award agreement, the rights and interests of a participant under the 2006 Equity Plan may not be transferred, except by will or the applicable laws of descent and distribution in the event of the death of the participant.

Adjustments upon Changes in Capitalization.    The number of shares of our common stock as to which awards may be granted under the 2006 Equity Plan and shares of common stock subject to outstanding awards will be appropriately adjusted to reflect changes in our capitalization, including stock splits, stock dividends, mergers, reorganizations, consolidations and recapitalizations.

Amendments.    The board of directors may amend the 2006 Equity Plan at any time in any manner without stockholder approval, except that stockholder approval is required for amendments that materially increase the benefits to participants or the number of securities that may be issued under the 2006 Equity Plan, amendments that materially modify the requirements to participate in the 2006 Equity Plan, or amendments that require stockholder approval under applicable law or the rules of the Nasdaq Global Select Market. The compensation committee or its officer delegatees may accelerate the vesting of an award or the lapse of restrictions on an award in the event of a participant’s death, disability or normal or early retirement. The compensation committee or its officer delegatees may also amend the terms of any previously granted award prospectively or retroactively except that no amendment may impair the rights of a participant in an award previously granted under the 2006 Equity Plan without the written consent of such participant. Further, the compensation committee or its officer delegatees may not amend awards to employees who are designated by the board or the compensation committee as intended to satisfy the requirements for “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code, as amended, if such amendment would result in the loss of the Section 162(m) exemption.

2006 Employee stock purchase plan

Our board of directors approved our 2006 Employee Stock Purchase Plan as of April 20, 2006, and our stockholders approved the 2006 Employee Stock Purchase Plan at the 2006 annual meeting of our stockholders. The 2006 Employee Stock Purchase Plan will become effective upon completion of this offering. The 2006 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The 2006 Employee Stock Purchase Plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We will implement the 2006 Employee Stock Purchase Plan by offerings of purchase rights to eligible employees.

Purpose.    The purpose of the 2006 Employee Stock Purchase Plan is to provide eligible employees of ICF and its subsidiaries with an opportunity to acquire equity in the company through the purchase of common stock. The plan is further intended to assist the company in retaining employees and allow them to share in company successes.

Administration.    The 2006 Employee Stock Purchase Plan will be administered by the compensation committee.

Eligibility.    Generally, all employees of ICF or its subsidiaries designated by the compensation committee are eligible to participate in the 2006 Employee Stock Purchase Plan except for employees who customarily work 20 hours or less per week or are customarily not employed for more than 5 months per year. However, no employee may participate in the 2006 Employee Stock Purchase Plan if

Management

immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock. Further, a participant’s right to purchase our stock under the 2006 Employee Stock Purchase Plan, plus any other employee stock purchase plans intended to qualify under Section 423 of the Internal Revenue Code established by us or by our affiliates, is limited. The right may accrue to any participant at a rate of no more than $25,000 worth of our stock for each calendar year in which purchase rights are outstanding.

Shares Subject to the 2006 Employee Stock Purchase Plan.    There are currently 1 million shares of common stock of the company reserved for issuance under the 2006 Employee Stock Purchase Plan and no awards have been granted under the plan. The shares of common stock reserved for options outstanding under the 1999 Option Plan as of August 31, 2006 and for issuance under the 2006 Equity Plan and the 2006 Employee Stock Purchase Plan together constitute approximately 27% of the shares of common stock outstanding upon completion of this offering. To the extent stock is purchased under the plan, there will be dilution to investors.

Offerings.    The compensation committee has the authority to set the terms of each offering under the 2006 Employee Stock Purchase Plan. The compensation committee may specify offerings of up to 6 months where common stock is purchased for accounts of participating employees at a price per share equal to not less than 95% of the fair market value of a share on the purchase date. Fair market value means the average of the high and low price per share of our common stock on the purchase date. The offering periods may generally start on the first business day on or after January 1 and July 1 of each year.

Participants in the plan may authorize payroll deductions be made by the company for the purchase of stock under the plan. Amounts deducted and accumulated for each participant are used to purchase shares of our common stock at the end of each offering period. Participants may end their participation in an offering with at least 20 days notice prior to a payroll deduction date. Their participation ends automatically on termination of their employment.

Adjustments upon Changes in Capitalization.    The number of shares of our common stock subject to the 2006 Employee Stock Purchase Plan or rights to purchase under the plan, as well as the price of shares subject to purchase rights and the number of shares an employee can purchase, will be appropriately adjusted to reflect changes in our capitalization, including stock splits, stock dividends, mergers, reorganizations, consolidations and recapitalizations.

Amendments.    The compensation committee may amend the 2006 Employee Stock Purchase Plan from time to time in any manner without stockholder approval, except the compensation committee may not make any changes that would adversely affect purchase rights previously granted under the plan unless the changes are necessary to comply with Section 423 of the Internal Revenue Code. Additionally, the compensation committee may not, without stockholder approval, make any changes that would increase the number of common shares subject to the plan or which may be purchased by an eligible employee, decrease the minimum purchase price for a share of common stock such that the plan would no longer comply with the requirements of Section 423, or change any of the provisions relating to eligibility for participation in offerings under the plan.

401(k) plan

We maintain the ICF Consulting Group Retirement Savings Plan, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the terms of this plan, eligible employees may elect to contribute up to 70% of their eligible compensation as salary deferral contributions to the plan, subject to statutory limits. We make matching contributions each pay period equal to 100% of an employee’s contributions up to the first 3% of the employee’s compensation and we also make matching contributions equal to 50% of the employee’s contributions up to the next 2% of the employee’s compensation. We do not make matching contributions for employee contributions in excess of 5% of the employee’s compensation.

Certain relationships and related party transactions

The following includes a description of transactions since January 1, 2003 and certain transactions prior to that date to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers, or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than equity and other compensation, termination, change-in control and other arrangements, which are described under “Management.”

CONSULTING AGREEMENT

Our subsidiary, ICF Consulting Group, Inc., has a consulting agreement with CMLS Management, L.P. that we entered into on June 25, 1999 and which will be amended prior to completion of this offering. The consulting agreement will terminate upon the completion of this offering. CMLS Management, L.P. is an affiliate of CMEP, our majority stockholder prior to the completion of this offering. Also, Joel R. Jacks and Peter M. Schulte, who are both members of our board of directors, are the managing members of entities that direct the affairs of CMLS Management, L.P. and CMEP. CMLS Management, L.P. provides financial, acquisition, strategic, business and consulting services to the company. In consideration for these services, ICF Consulting Group, Inc. annually pays a fixed consulting fee of $100,000 and a variable fee equal to 2% the average EBITDA of ICF Consulting Group, Inc., as calculated pursuant to the terms of the consulting agreement, based on recent fiscal years of ICF Consulting Group, Inc. Upon termination of the consulting agreement as a result of the completion of this offering, a $90,000 termination fee will be due from ICF Consulting Group, Inc. to CMLS Management, L.P. ICF Consulting Group, Inc. paid CMLS Management, L.P. approximately $333,000 for 2003, $361,000 for 2004 and $380,000 for 2005 for consulting services under the consulting agreement.

LOANS TO EXECUTIVE OFFICERS

We provided loans to the executive officers specified below for the purpose of purchasing shares of our common stock. Each loan was approved by a majority of our board of directors, including a majority of the disinterested members of the board of directors. The loans bore interest at rates ranging from 4.0% to 7.4%. Each executive officer specified below pledged a portion of the shares acquired with the loan as security for the promissory note evidencing such loan. All of the loans were repaid by May 5, 2006.

Name & Title	Principal amount		Date of loan		January 1, 2003 to present: Largest aggregate indebtedness	Indebtedness as of August 31, 2006
Sudhakar Kesavan Chairman, President and Chief Executive Officer	$250,000		June 25, 1999		$250,000	$0
John Wasson Executive Vice President and Chief Operating Officer	139,797	(1)	October 8, 2002	(1)	139,797	0
Alan Stewart Senior Vice President, Chief Financial Officer and Secretary	71,700	(2)	August 26, 2002	(2)	71,700	0
Ellen Glover Executive Vice President	216,530		September 6, 2005		216,530	0

(1)	Represents two loans. The first loan was made as of October 8, 2002 in the principal amount of $100,000 and the second loan was made as of December 28, 2004 in the principal amount of $39,797.

(2)	Represents two loans. The first loan was made as of August 26, 2002 in the principal amount of $35,000 and the second loan was made as of December 28, 2004 in the principal amount of $36,700.

Principal and selling stockholders

The following table sets forth certain information regarding beneficial ownership of our common stock as of August 31, 2006, by:

➢	each person, or group of affiliated persons, known to us to beneficially own more than 5% of the outstanding shares of our common stock;

➢	each of our stockholders selling shares in this offering;

➢	each of our directors;

➢	each of our executive officers; and

➢	all of our directors and executive officers as a group.

The percentages shown in the following table are based on 9,286,684 shares of common stock outstanding as of August 31, 2006, after giving effect to the exercise of options and warrants to purchase an aggregate of 442,206 shares of common stock and, with respect to the percentages shown for shares beneficially owned after the offering, include the 3,659,448 shares that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares subject to options held by that person that were exercisable as of August 31, 2006 or within 60 days of August 31, 2006. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o ICF International, Inc., 9300 Lee Highway, Fairfax, VA 22031. The following table sets forth the number of shares of our common stock beneficially owned by the indicated parties. The table assumes that the underwriters’ over-allotment option is not exercised.

Principal and selling stockholders

	Shares beneficially owned prior to the offering		Shares beneficially owned and offered in the offering		Shares beneficially owned after the offering
Beneficial Owner	Number	Percentage			Number	Percentage
CM Equity Partners, L.P.(1)	3,000,000	32.30%	363,758		2,636,242	20.36%
CMEP Co-Investment ICF, L.P.(1)	3,563,693	38.37%	432,107		3,131,586	24.19%
CM Equity Partners II, L.P.(1)	1,524,446	16.42%	184,843		1,339,603	10.35%
CM Equity Partners II Co-Investors, L.P.(1)	143,593	1.55%	17,411		126,182	*
CM Equity Partners, L.P. and affiliates as a group(1), (2)	8,231,732	88.64%	998,119	(3)	7,233,613	55.87%
Anton Schrafl	21,398	*	2,595		18,803	*
Mark Shufro(4)	49,944	*	6,056		43,887	*
Kenneth MacArtney	31,192	*	3,782		27,410	*
Sudhakar Kesavan(5)	326,031	3.43%	—		326,031	2.48%
John Wasson(6)	159,586	1.70%	—		159,586	1.22%
Alan Stewart(7)	65,000	*	—		65,000	*
Ellen Glover(8)	66,000	*	—		66,000	*
Gerald Croan	22,100	*	—		22,100	*
Dr. Edward H. Bersoff	15,000	*	—		15,000	*
Dr. Srikant M. Datar	—	*	—		—	*
Joel R. Jacks(1)	8,231,732	88.64%	998,119		7,233,613	55.87%
Robert Hopkins	—	*	—		—	*
David C. Lucien	5,000	*	—		5,000	*
William Moody(9)	29,312	*	—		29,312	*
Peter M. Schulte(1)	8,231,732	88.64	998,119		7,233,613	55.87%
Directors and officers as a group (12 persons)(1), (5), (6), (7), (8), (9)	8,919,762	91.98%	998,119		7,921,642	59.31%

 * Represents beneficial ownership of less than 1%.

(1)	Directors Peter M. Schulte and Joel R. Jacks are the managing members of entities that serve as the general partners of CM Equity Partners, L.P., CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors, L.P. Messrs. Schulte and Jacks disclaim beneficial ownership of the shares of the company’s common stock owned by each of CM Equity Partners, L.P., CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors, L.P. except to the extent of their respective pecuniary interests therein. The address for each of CM Equity Partners, L.P., CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors, L.P. is 900 Third Avenue, 33rd Floor, New York, New York 10022-4775.

(2)	Represents shares of common stock held by CM Equity Partners, L.P. and CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors, L.P., affiliates of CM Equity Partners, L.P.

(3)	Represents 363,758 shares offered by CM Equity Partners, L.P., 432,107 shares offered by CMEP Co-Investment ICF, L.P., 184,843 shares offered by CM Equity Partners II, L.P. and 17,411 shares offered by CM Equity Partners II Co-Investors, L.P.

(footnotes	continued on following page)

Principal and selling stockholders

(4)	The total number of shares listed as beneficially owned by Mark Shufro includes warrants to purchase 30,904 shares of our common stock of Shufro Family Holdings, LLC.

(5)	The total number of shares listed as beneficially owned by Sudhakar Kesavan includes options to purchase 226,031 shares of our common stock.

(6)	The total number of shares listed as beneficially owned by John Wasson includes options to purchase 97,771 shares of our common stock.

(7)	The total number of shares listed as beneficially owned by Alan Stewart includes options to purchase 50,000 shares of our common stock.

(8)	The total number of shares listed as beneficially owned by Ellen Glover includes options to purchase 20,000 shares of our common stock and 12,375 shares of unvested restricted common stock.

(9)	The total number of shares listed as beneficially owned by William Moody includes options to purchase 17,500 shares of our common stock.

U.S. federal tax considerations for non-U.S. holders of common stock

The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder who acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis, or different interpretations. There can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.

The discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

➢	an individual who is a citizen or resident of the U.S.;

➢	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof;

➢	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

➢	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has made a valid election to be treated as a U.S. person for such purposes.

This discussion specifically does not address U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or through entities that are disregarded for U.S. federal income tax purposes or such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership or a disregarded entity or a holder of an interest in such an entity should consult its own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

➢	any U.S. state, local or foreign tax consequences;

➢	any U.S. federal gift tax consequences;

➢	any U.S. federal tax consideration that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, common trust funds, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the U.S., holders subject to U.S. federal alternative minimum tax, broker-dealers and dealers or traders in securities or currencies; or

➢	special tax rules that may apply to a non-U.S. holder who is deemed to sell our common stock under the constructive sale provisions of the Code and to a non-U.S. holder who holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

U.S. federal tax considerations for non-U.S. holders of common stock

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.

DIVIDENDS

As previously discussed under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on disposition of common stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the U.S. or, if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the U.S. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification and disclosure requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment in the U.S., are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the U.S. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. A non-U.S. holder who is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

➢	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

➢	the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the sale or other disposition or such lower rate as may be specified by an applicable income tax treaty; or

U.S. federal tax considerations for non-U.S. holders of common stock

➢	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a U.S. real property holding corporation. If we were or were to become a U.S. real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder who did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

FEDERAL ESTATE TAX

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such individual may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder.

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Description of capital stock

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 70 million shares of common stock, $0.001 par value per share and 5 million shares of preferred stock, $0.001 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated bylaws listed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

As of August 31, 2006, there were 9,286,684 shares of common stock outstanding held by 77 stockholders of record. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the 3,659,448 shares of common stock offered by us in this offering, there will be 12,946,132 shares of common stock outstanding upon the completion of this offering. There are no shares of preferred stock outstanding.

As of August 31, 2006, 2 million shares of common stock were reserved for grants under our stock plans, and options and warrants to purchase a total of 1,573,086 shares of our common stock were outstanding.

Our common stock is all one class. Holders of common stock have identical rights. The holders of common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

In the case of a dividend or other distribution payable in shares of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of common stock may be distributed with respect to common stock.

PREFERRED STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5 million shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us or discourage a third party from attempting to acquire us.

Description of capital stock

WARRANTS

As of August 31, 2006, warrants to purchase 30,904 shares of our common stock at a nominal price per share were outstanding. These warrants expire on June 25, 2009. These warrants contain anti-dilution provisions providing for adjustments to the exercise price and the number of shares underlying the warrant upon the occurrence of certain events, including any issuance of common stock or convertible securities at a certain price, stock dividend, stock split, stock combination, or merger, consolidation or sale of substantially all of the assets, recapitalization or other similar transaction. As of August 31, 2006, all of our outstanding warrants were held by one warrantholder, and this warrantholder has entered into an agreement for the cashless exercise of all of its warrants upon the completion of this offering.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND OUR AMENDED AND RESTATED BYLAWS

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified board of directors.    Our amended and restated certificate of incorporation and our amended and restated bylaws provide for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board.

Number of directors; removal for cause; filling vacancies.    Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors will consist of not less than one nor more than nine members, the exact number of which will be fixed from time to time by the holders of a majority of the company’s outstanding stock at a properly called and conducted stockholders meeting or by a majority vote of the board of directors. The limitation on the total number of directors may be subject to adjustment by the rights of any outstanding preferred stock. Upon the closing of this offering, the size of our board will be fixed at five directors.

Under the General Corporation Law of the State of Delaware, or the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that any vacancy occurring on the board may be filled by a majority of the board then in office, even if less than a quorum, or by a plurality of the votes entitled to be cast in the election of directors at a stockholders’ meeting. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of removing or shortening the term of any incumbent director.

The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

Special meetings of stockholders.    Our amended and restated bylaws deny stockholders the right to call a special meeting of stockholders. Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors.

Description of capital stock

Unanimous stockholder action by written consent.    Our amended and restated certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting or by a written consent without a meeting signed by all of the stockholders of outstanding common stock. Preferred stock may be issued with voting rights that alter these requirements for holders of preferred stock.

Stockholder proposals.    At any meeting of stockholders, only business that is properly brought before the meeting will be conducted. To be properly brought before a meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the board of directors, brought before the meeting by or at the direction of the board or properly brought before the meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely written notice of the business in proper written form to our corporate secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the date of the meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 15th day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the meeting:

➢	a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;

➢	the name and record address of the stockholder proposing such business;

➢	the class, series and number of our shares of our capital stock beneficially owned by the stockholder proposing the business; and

➢	any material interest of the stockholder in the business that the stockholder intends to propose.

Nomination of candidates for election to our board.    Under our amended and restated bylaws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at a meeting of the stockholders by or at the direction of the directors, by any nominating committee or person appointed by the directors or by any stockholder who is entitled to vote for the election of directors at the meeting and who nominates a director in accordance with our amended and restated bylaws. To properly nominate a director in accordance with our amended and restated bylaws, a stockholder must have given timely written notice in proper written form to our corporate secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the date of the meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 15th day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the corporate secretary must be accompanied by the written consent of each person whom the stockholder proposes to nominate for election as a director

Description of capital stock

to serve as a director if elected and must set forth as to each intended director nominee (other than an incumbent director):

➢	the name, age, business address and residence address of the person;

➢	the principal occupation or employment of the person;

➢	the class and number of shares of our capital stock that are beneficially owned by the person; and

➢	any other information relating to the person that would be required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Additionally, to be in proper written form, a stockholder’s notice to the corporate secretary must set forth as to the stockholder giving the notice:

➢	the name and record address of such stockholder; and

➢	the class and number of shares of our capital stock that are beneficially owned by the stockholder.

Amendment of amended and restated certificate of incorporation and amended and restated bylaws.    The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s amended and restated certificate of incorporation or amended and restated bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation requires the approval of the holders of our capital stock representing at least two-thirds of the company’s voting power entitled to vote in the election of directors to amend any provisions of our amended and restated certificate of incorporation described in the sections of this prospectus entitled “Classified board of directors” above and “Limitations on Liability and Indemnification of Directors and Officers” below. In addition, our amended and restated bylaws may be amended by our board of directors without a stockholder vote. Our amended and restated bylaws additionally require the approval of the holders of our capital stock representing at least two-thirds of the company’s voting power entitled to vote in the election of directors to amend any provisions of our amended and restated bylaws described in the sections of this prospectus entitled “Classified board of directors,” “Stockholder proposals” and “Nomination of candidates for election to our board” above.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales and other transactions involving us and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

➢	for any breach of the director’s duty of loyalty to us or our stockholders;

Description of capital stock

➢	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

➢	for any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also obligates us to indemnify our officers, directors, employees and other agents to the fullest extent permitted under the DGCL, subject to limited exceptions. Also, we may advance expenses to our directors, officers and employees in connection with legal proceedings, subject to limited exceptions.

We may enter into separate indemnification agreements with our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements could require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

The limited liability and indemnification provisions in our amended and restated certificate of incorporation and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

REGISTRATION RIGHTS

Following the completion of this offering, under the Amended and Restated Registration Rights Agreement between us and certain holders of shares of common stock, if we propose to register any of our equity securities under the Securities Act of 1933, our stockholders who are parties to the Amended and Restated Registration Rights Agreement are entitled to notice of such registration and are entitled to request inclusion of shares of their common stock in that registration. We are obligated to use reasonable commercial efforts to include such shares in the registration, if, and only if, CM Equity Partners, L.P., CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors L.P. or their transferees participate as a seller in such registration. These registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

LISTING

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ICFI.”

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock. Based on the number of shares outstanding as of August 31, 2006, we will have approximately 12,946,132 shares of our common stock outstanding after the completion of this offering (approximately 13,646,632 shares if the underwriters exercise their over-allotment option in full). Of those shares, the 4,670,000 shares of common stock sold in this offering (5,370,500 shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining 8,276,132 shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

LOCK-UP AGREEMENTS

The holders of approximately 8,251,935 shares of outstanding common stock as of the closing of this offering and the holders of 1,161,016 shares of common stock underlying options as of the closing of this offering, including all of our directors and executive officers and the selling stockholders have entered into lock-up agreements under which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting — No Sales of Similar Securities.”

RULE 144

In general, under Rule 144, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately 129,462 shares immediately after this offering; and

➢	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

RULE 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds

Shares eligible for future sale

options as of that date, under a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

REGISTRATION RIGHTS

Upon completion of this offering, under the Amended and Restated Registration Rights Agreement between us and certain holders of shares of common stock, if we propose to register any of our equity securities under the Securities Act of 1933 (other than registrations via SEC Form S-4 or S-8), all of the parties to the Amended and Restated Registration Rights Agreement who are then current holders of common stock that has not been previously registered and is not permitted to be sold by SEC Rule 144 are entitled to notice of such registration and are entitled to request inclusion of shares of their common stock in that registration. The company is obligated to use reasonable commercial efforts to include such shares in the registration, if, and only if, CM Equity Partners, L.P., CMEP Co-Investment ICF, L.P., CM Equity Partners II, L.P. and CM Equity Partners II Co-Investors L.P. or their transferees are participating as sellers in such registration. These registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

STOCK PLANS

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our 1999 Option Plan, 2006 Equity Plan and 2006 Employee Stock Purchase Plan as soon as practicable after the completion of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

Underwriting

We and the selling stockholders are offering shares of our common stock through the underwriters named below. UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated, William Blair & Company, L.L.C. and Jefferies Quarterdeck, a division of Jefferies & Company, Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of our offering, and UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated are the joint lead managers of our offering. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	1,634,500
Stifel, Nicolaus & Company, Incorporated	1,634,500
William Blair & Company, L.L.C.	700,500
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.	700,500

Total	4,670,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The underwriters have an option to buy up to an aggregate of 700,500 additional shares of our common stock from us. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares on a pro rata basis in approximately the same proportion to the amounts specified in the table above.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the aggregate number of shares of common stock offered hereby for sale at the public offering price set forth on the cover page of this prospectus to persons who are our directors, officers, and employees, to certain vendors, suppliers, customers and business associates, and to persons who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the directed share program. Any directed

Underwriting

shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. We have been advised by UBS Securities LLC that any participants in the directed share program who purchase more than $100,000 of our common stock will be required to sign a lock-up agreement, the form of which will be the same as the lock-up agreements to be entered into by all of our directors and officers and substantially all of our existing stockholders. See “—No Sales of Similar Securities” for a description of the material terms of these agreements.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.50 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of their over-allotment option:

	Paid by us		Paid by the selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$0.84	$0.84	$0.84	$0.84	$0.84	$0.84
Total	$3,073,936	$3,662,356	$848,864	$848,864	$3,922,800	$4,511,220

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.2 million. The selling stockholders are not obligated to reimburse us for any of such expenses.

NO SALES OF SIMILAR SECURITIES

We, the selling stockholders, our executive officers and directors and most of our other existing security holders (representing in excess of 95% of our shares outstanding prior to this offering on a fully diluted basis) have entered, and certain individuals who purchase shares of our common stock in this offering through the directed share program may enter, into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Underwriting

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

LISTING

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ICFI.”

PRICE-STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq Global Select Market may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of

Underwriting

Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiation by us, the selling stockholders and the representatives of the underwriters. The principal factors considered in determining the initial public offering price included:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history of, and prospects for, the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters, the selling stockholders and us.

AFFILIATIONS

Certain of the underwriters or their affiliates have in the past provided commercial banking, financial advisory, investment banking or other services for us and our affiliates, including companies we have acquired, or for the selling stockholders and their affiliates, for which they received customary fees. The underwriters and their affiliates may in the future provide these types of services to us, the selling stockholders and our respective affiliates.

Notice to investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

SWITZERLAND

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Tysons Corner, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements of ICF as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing in giving said reports.

The consolidated financial statements of Caliber Associates, Inc. as of and for the year ended December 31, 2004 included in this prospectus have been audited by Argy, Wiltse & Robinson, P.C., independent auditors, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Argy, Wiltse & Robinson, P.C., are not registered with the Public Company Accounting Oversight Board, and their audit opinion on the financial statements of Caliber Associates, Inc. is included herein in reliance upon paragraph II.P.2 of the outline entitled “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” dated March 4, 2005, prepared by accounting staff members in the Division of Corporation Finance of the Securities and Exchange Commission.

Where you can find more information

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet website at www.icfi.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Report of Independent Registered Public Accounting Firm

Board of Directors

ICF International, Inc., and Subsidiaries

(formerly known as ICF Consulting Group Holdings, Inc., and Subsidiaries)

We have audited the accompanying consolidated balance sheets of ICF International Inc., and Subsidiaries (formerly known as ICF Consulting Group Holdings, Inc., and Subsidiaries) (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICF International, Inc. and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Vienna, Virginia

April 4, 2006 (except for Note R, as to which the date is April 14, 2006)

ICF International, Inc., and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2005	June 30, 2006
			(unaudited)
	(in thousands, except share amounts)
ASSETS
Current Assets
Cash	$797	$499	$1,144
Contract receivables, net	29,470	52,871	67,651
Notes receivable, current portion	600	—	—
Prepaid expenses	928	1,549	1,672
Deferred income tax	983	2,342	5,115

Total Current Assets	32,778	57,261	75,582
Property and Equipment, net	4,065	3,984	4,901
Note Receivable, net of current portion	600	—	—
Goodwill	53,287	81,182	81,145
Other Intangible Assets	2,205	4,127	3,430
Restricted Cash	—	3,500	3,596
Other Assets	1,122	1,070	2,578

Total Assets	$94,057	$151,124	$171,232

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$4,187	$7,062	$7,786
Accrued salaries and benefits	7,410	10,201	9,810
Accrued expenses	7,205	8,271	11,853
Current portion of long-term debt	4,235	6,767	12,400
Deferred revenue	4,081	6,396	14,745
Income tax payable	158	423	800

Total Current Liabilities	27,276	39,120	57,394
Long-term Debt, net of current portion	16,844	54,205	52,532
Deferred Rent	1,395	1,568	1,441
Deferred Income Tax	591	2,730	2,730
Other Liabilities	90	598	3,273

Total Liabilities	46,196	98,221	117,370
Commitments and Contingencies	—	—	—

Stockholders’ Equity
Common stock, $.01 par value; 20,000,000 shares authorized, 9,232,565, 9,300,685 and 9,300,685 issued, and 9,016,947, 9,164,157 and 9,229,807 outstanding as of December 31, 2004, December 31, 2005 and June 30, 2006	92	93	93
Additional paid-in capital	48,099	50,825	51,144
Retained earnings	1,812	3,834	3,522
Treasury stock	(1,383)	(918)	(520)
Stockholder notes receivable	(944)	(1,139)	(568)
Accumulated other comprehensive income	185	208	191

Total Stockholders’ Equity	47,861	52,903	53,862
Total Liabilities and Stockholders’ Equity	$94,057	$151,124	$171,232

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
				(unaudited)
	(in thousands, except per share amounts)
Revenue	$145,803	$139,488	$177,218	$83,285	$109,593
Direct Costs	91,022	83,638	106,078	49,415	66,462
Operating Expenses
Indirect and selling expenses	45,335	46,097	60,039	27,516	39,861
Depreciation and amortization	3,000	3,155	5,541	1,673	1,666

Earnings from Operations	6,446	6,598	5,560	4,681	1,604
Other (Expense) Income
Interest expense, net	(3,095)	(1,266)	(2,981)	(1,210)	(2,165)
Other	33	(33)	1,308	—	—

Total Other Expense	(3,062)	(1,299)	(1,673)	(1,210)	(2,165)

Income (Loss) from Continuing Operations Before Income Taxes	3,384	5,299	3,887	3,471	(561)
Income Tax Expense (Benefit)	1,320	2,466	1,865	1,666	(249)

Income (Loss) from Continuing Operations	2,064	2,833	2,022	1,805	(312)

Discontinued Operations
Income (loss) from discontinued operations, net of taxes of $194, and $(123) respectively	308	(196)	—	—	—
Gain from disposal of subsidiary, net of tax of $239	—	380	—	—	—

Income from Discontinued Operations	308	184	—	—	—

Net Income (Loss)	$2,372	$3,017	$2,022	$1,805	$(312)

Earnings (Loss) from Continuing Operations per Share-Basic	$0.23	$0.31	$0.22	$0.20	$(0.03)
Earnings (Loss) from Continuing Operations per Share-Diluted	$0.23	$0.30	$0.21	$0.19	$(0.03)
Earnings from Discontinued Operations per Share-Basic	$0.03	$0.02	$—	$—	$—
Earnings from Discontinued Operations per Share-Diluted	$0.03	$0.02	$—	$—	$—
Earnings (Loss) per Share-Basic	$0.26	$0.33	$0.22	$0.20	$(0.03)
Earnings (Loss) per Share-Diluted	$0.26	$0.32	$0.21	$0.19	$(0.03)
Weighted-average Shares Outstanding — Basic	9,088	9,080	9,185	9,163	9,248
Weighted-average Shares Outstanding — Diluted	9,210	9,398	9,737	9,487	9,248

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Treasury Stock		Stockholder Notes Receivable	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			Shares	Amount
	(in thousands)
January 1, 2003	9,035	$92	$48,554	$(3,577)	197	$(1,199)	$(737)	$(54)	$43,079
Net income	—	—	—	2,372	—	—	—	—	2,372
Other Comprehensive Income
Foreign currency translation adjustment	—	—	—	—	—	—	—	349	349

Total Comprehensive Income									2,721
Purchase of warrants	—	—	(506)	—	—	—	—	—	(506)
Payments on stockholder notes	—	—	—	—	—	—	13	—	13
Interest receivable from stockholder notes	—	—	—	—	—	—	(31)	—	(31)

December 31, 2003	9,035	92	48,048	(1,205)	197	(1,199)	(755)	295	45,276
Net income	—	—	—	3,017	—	—	—	—	3,017
Other Comprehensive Income
Foreign currency translation adjustment	—	—	—	—	—	—	—	(110)	(110)

Total Comprehensive Income									2,907
Net payments from management stockholder issuances and buybacks	(18)	—	51	—	18	(184)	(191)	—	(324)
Payments on stockholder notes	—	—	—	—	—	—	33	—	33
Interest receivable from stockholder notes	—	—	—	—	—	—	(31)	—	(31)

December 31, 2004	9,017	92	48,099	1,812	216	(1,383)	(944)	185	47,861
Net income	—	—	—	2,022	—	—	—	—	2,022
Other Comprehensive Income
Foreign currency translation adjustment	—	—	—	—	—	—	—	23	23

Total Comprehensive Income									2,045
Issuance of common stock–Synergy acquisition	68	1	499	—	—	—	—	—	500
Non-cash equity compensation	—	—	2,138	—	—	—	—	—	2,138
Net payments from management stockholder issuances and buybacks	79	—	89	—	(79)	465	(242)	—	312
Payments on stockholder notes	—	—	—	—	—	—	107	—	107
Interest receivable from stockholder notes	—	—	—	—	—	—	(60)	—	(60)

December 31, 2005	9,164	$93	$50,825	$3,834	137	$(918)	$(1,139)	$208	$52,903
Net Loss				(312)					(312)
Other Comprehensive Income
Foreign currency translation adjustment				—				(17)	(17)

Total Comprehensive Income (Loss)				—					(329)
Non-cash equity compensation			272						272
Net payments from management stockholder issuances	66		47		(66)	398	(145)		300
Payments on stockholder notes							752		752
Interest receivable from stockholder notes							(36)		(36)

June 30, 2006 (unaudited)	9,230	$93	$51,144	$3,522	71	$(520)	$(568)	$191	$53,862

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
				(unaudited)
	(in thousands)
Cash Flows from Operating Activities
Net income (loss) from continuing operations	$2,064	$2,833	$2,022	$1,805	$(312)
Net income (loss) from discontinued operations	308	(196)	—	—	—
Gain on disposal of subsidiary, net of tax	—	380	—	—	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Accrued interest on stockholder notes	(31)	(31)	(60)	(26)	(36)
(Benefit) Provision for deferred income taxes	967	(280)	(1,916)	—	(2,773)
Gain on disposal of subsidiary	—	(620)	—	—	—
(Gain) loss on disposal of fixed assets	(11)	33	50	—	163
Non-cash equity compensation			2,138	—	272
Depreciation and amortization	3,000	3,155	5,541	1,673	1,666
Amortization of debt discount	913	—	—	—	—
Changes in operating assets and liabilities:
Contract receivables, net	5,096	4,350	(4,340)	(3,428)	(14,900)
Prepaid expenses and other assets	(124)	(259)	(100)	(650)	(147)
Assets held for sale	(191)	—	—	—	—
Income tax receivable	177	259	—	—	—
Accounts payable	(2,434)	(179)	1,279	(1,452)	724
Accrued salaries and benefits	383	(1,990)	(3,170)	709	(391)
Accrued expenses	(1,365)	(2,365)	(580)	1,218	3,590
Deferred revenue	3,035	(2,163)	1,670	671	8,349
Income tax payable	—	158	(472)	(1,846)	377
Liabilities held for sale	(17)	—	—	—	—
Deferred rent	414	184	41	56	(79)
Other liabilities	(424)	—	133	—	2,675

Net Cash Provided by (Used in) Operating Activities	11,760	3,269	2,236	(1,270)	(822)

Cash Flows from Investing Activities
Purchase of property and equipment	(1,930)	(1,155)	(1,370)	(547)	(1,913)
Proceeds from sale of property and equipment	222	11	—	—	—
Proceeds from sale of subsidiary	—	659	—	—	—
Payments received on notes receivable	—	300	1,200	300	—
Payments for trademark applications				—	(37)
Payments for ADL acquisition	(383)	—	—	—	—
Payments for Synergy acquisition	—	—	(18,546)	(18,563)	—
Payments for Caliber acquisition	—	—	(20,058)	—	102
Capitalized software development costs	(30)	—	(70)	—	(142)

Net Cash Used in Investing Activities	(2,121)	(185)	(38,844)	(18,810)	(1,990)

Cash Flows from Financing Activities
Payments on notes payable	(23,537)	(4,235)	(21,808)	(2,083)	(2,567)
Proceeds from notes payable	12,000	—	38,647	18,647	—
Net borrowings from working capital facilities	3,518	766	23,054	2,642	6,527
Restricted cash related to Caliber acquisition	—	—	(3,500)	—	(96)
Debt issue costs	(493)	(60)	(525)	(323)	(132)
Prepaid offering costs	—	—	—	—	(1,310)
Purchase of warrants	(506)	—	—	—	—
Net payments for stockholder issuances and buybacks	—	(324)	312	350	300
Payments received on stockholder notes	13	33	107	41	752

Net Cash Provided by (Used In) Financing Activities	(9,005)	(3,820)	36,287	19,274	3,474

Effect of Exchange Rate on Cash	349	(110)	23	9	(17)

(Decrease) Increase in Cash	983	(846)	(298)	(797)	645
Cash, beginning of year	660	1,643	797	797	499

Cash, end of year	$1,643	$797	$499	$—	$1,144

The accompanying notes are an integral part of these statements.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Basis of Presentation and Nature of Operations

Interim Results

The financial statements as of June 30, 2006 and for the six months ended July 1, 2005 and June 30, 2006 have been prepared by ICF International, Inc. without an audit and in accordance with accounting principles generally accepted in the United States (US GAAP) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required by US GAAP for complete financial statements. All disclosures as of June 30, 2006 and for the six months ended July 1, 2005 and June 30, 2006, presented in the notes to the financial statements are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary to present fairly the financial condition as of June 30, 2006 and results of operations and cash flows for the six months ended July 1, 2005 and June 30, 2006, have been made. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2006.

Basis of presentation and nature of operations

The accompanying consolidated financial statements include the accounts of ICF International, Inc. (ICFI), and its subsidiary, ICF Consulting Group, Inc. (Consulting), (collectively, the Company). The operations of Consulting are conducted within the following subsidiaries:

➢	The K.S. Crump Group, LLC

➢	ICF Incorporated, LLC

➢	ICF Information Technology, LLC

➢	ICF Resources, LLC

➢	Systems Applications International, LLC

➢	ICF Associates, LLC

➢	Commentworks.com Company, LLC

➢	ICF Services Company, LLC

➢	ICF Consulting Services, LLC

➢	ICF Emergency Management Services, LLC

➢	ICF Program Services, LLC

➢	ICF Consulting Ltd. (UK)

➢	ICF Consulting Canada, Inc.

➢	ICF Consulting PTY Ltd (Australia)

➢	ICF/EKO (Russia)

➢	ICF Consultoria do Brasil, Ltda.

➢	ICF Consulting India Private, Ltd.

➢	Synergy, Inc.

➢	Simulation Support, Inc.

➢	ICF Biomedical Consulting, LLC

➢	Caliber Associates, Inc.

➢	Collins Management Consulting, Inc.

➢	Fried & Sher, Inc.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

With the exception of immaterial minority interests in ICF Consulting do Brasil, Ltda. and ICF/EKO, all subsidiaries are wholly owned by Consulting.

On June 25, 1999, ICFI purchased 90 percent of the outstanding shares of common stock of Consulting from Consulting’s then parent, ICF Kaiser International, Inc. (Kaiser). In September 2002, ICFI purchased the remaining 10 percent of the outstanding shares of Consulting previously owned by Kaiser for $4.5 million (see Note K). Consulting then became a wholly owned subsidiary of ICFI. ICFI is a holding company with no operations or assets, other than its investment in the common stock of Consulting. All significant intercompany transactions and balances have been eliminated.

Nature of operations

The Company provides management, technology, and policy professional services in the areas of defense and homeland security, energy, environment and infrastructure, and health, human services and social programs. The Company’s major clients are United States (U.S.) government agencies, especially the Department of Defense, the Environmental Protection Agency, Department of Homeland Security, Department of Justice, Department of Health and Human Services, and Department of Transportation; commercial entities, particularly electric and gas utilities and other energy market participants; and other government organizations throughout the United States and the world. The Company offers a full range of services to these clients, including strategy, analysis, program management, and information technology solutions that combine experienced professional staff, industry and institutional knowledge, and analytical methods.

The Company, incorporated in Delaware, is headquartered in Fairfax, Virginia, with 15 primary domestic regional offices and international offices in Brazil, Canada, India, Russia, and the United Kingdom.

Segment

The Company has concluded that it operates in one segment based upon the information used by our chief operating decision makers in evaluating the performance of its business and allocating resources. Our single segment represents the Company’s core business, professional services primarily for federal government clients. Although the Company describes multiple service offerings to four markets to provide a better understanding of the Company’s business operations, the Company does not manage its business or allocate resources based upon those service offerings or markets.

Note B — Summary of Significant Accounting Policies

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured.

The Company’s contracts with clients are either cost-type, time-and-materials, or fixed-price contracts. Revenues under cost-type contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees, or penalties related to performance are also considered in estimating revenues and profit rates based on actual and anticipated awards. Revenues for time-and-materials contracts are recorded on the basis of allowable labor hours worked, multiplied by the contract-defined billing rates, plus the costs of other items used in the performance of the contract. Profits on time-and-materials contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Service revenue for fixed-price contracts is recognized when earned, generally as work is performed in accordance with the provisions of the Securities and Exchange Commission’s (SEC) Staff Accounting

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bulletin No. 104, Revenue Recognition. Services performed vary from contract to contract and are not uniformly performed over the term of the arrangement. Revenues on most fixed-price contracts are recorded based on contract costs incurred to date compared with total estimated costs at completion on a task or work order basis. Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Customers are obligated to pay as services are performed, and in the event that an agency of the federal government cancels the contract, payment for services performed through the date of cancellation is negotiated with the client. Revenues under certain other fixed-price contracts are recognized ratably over the contract period.

Revenue recognition requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company’s contracts, the estimation of revenue and costs can be complicated and is subject to many variables. Contract costs include labor, subcontracting costs, and other direct costs, as well as allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages, prices for subcontractors, and other direct costs. From time to time, facts develop that require the Company to revise its estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables, and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenue until the revenue recognition criteria are met. Reimbursements of out-of-pocket expenses are included in revenues with corresponding costs incurred by the Company included in cost of revenues.

From time to time, the Company may proceed with work based on client commitment prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work. Revenue associated with such work is recognized only when it can reliably be estimated and realization is probable.

Approximately 72 percent of the Company’s revenue for each of the years 2003, 2004, and 2005 was derived under prime contracts and subcontracts with agencies and departments of the federal government. Revenue by contract type is as follows:

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
				(unaudited)
Time-and-materials	40%	37%	42%	43%	44%
Cost-based	44%	41%	34%	34%	32%
Fixed-price	16%	22%	24%	23%	24%

Total	100%	100%	100%	100%	100%

For the years ending December 31, 2003, 2004, and 2005, revenue from various branches of the Department of Defense (DoD) accounted for approximately 6 percent or $8.2 million, 8 percent or $11.3

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

million, and 18 percent or $31.8 million, respectively. The accounts receivable due from DoD contracts as of December 31, 2004 and 2005, was approximately $1.7 million and $7.8 million, respectively.

For the years ending December 31, 2003, 2004, and 2005, revenue from various branches of the Environmental Protection Agency (EPA) accounted for approximately 21 percent or $30.3 million, 21 percent or $29.4 million, and 16 percent or $27.7 million, respectively. The accounts receivable due from EPA contracts as of December 31, 2004 and 2005, was approximately $4.4 million and $4.6 million, respectively.

Payments to the Company on cost-type contracts with the U.S. government are provisional payments subject to adjustment upon audit by the government. Such audits have been finalized through December 31, 2001. Contract revenue for subsequent periods has been recorded in amounts, which are expected to be realized upon final audit and settlement of costs in those years.

Cash

As of December 31, 2004 and 2005, the Company held $0.9 million and $0.4 million, respectively, in foreign financial institutions.

Property and equipment

Property and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, which range from two to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic life of the improvement or the related lease term.

Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead reviewed annually (or more frequently if impairment indicators arise) for impairment in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

The Company has elected to perform the annual goodwill impairment review on September 30 of each year. Based upon management’s review, including a valuation report issued by an investment bank, it was determined that a goodwill impairment charge was not required in 2003, 2004, or 2005.

Long-lived assets

The Company follows the provisions of SFAS No. 144 in accounting for impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

Stock-based compensation plan

Prior to January 1, 2006, as permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounted for its stock-based compensation plan using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

On December 26, 2005, the Board of Directors approved resolutions to accelerate the vesting of all outstanding unvested options previously awarded to employees and officers of the Company effective December 30, 2005. Options to purchase 774,450 shares of stock with exercise prices ranging from $5.00 to $9.05 were accelerated. The majority of these options were performance based and subject to variable plan accounting under APB Opinion No. 25. Because the Company never attained the performance objectives, a measurement date had yet to be established for the performance based options. The option agreements also provide for full vesting upon a “change of control” event. Such an event would trigger a measurement date under APB Opinion No. 25 and the recording of compensation expense. The acceleration of the vesting of these options resulted in the Company recording a non-cash stock compensation expense of approximately $2.1 million during the year ended December 31, 2005, using the intrinsic value method.

Historically, as a private company, the Company has disclosed pro forma SFAS No. 123 information using the minimum value method, which, in accordance with SFAS No. 123(R), is no longer presented.

Implementation of FASB 123(R)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS No. 123(R)), Share-Based Payment, which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS No. 123(R) eliminates the alternative to use the intrinsic method of accounting provided for in APB Opinion No. 25, which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the prospective method. Under this method, compensation costs for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption are measured at estimated fair value and included in operating expenses over the performance period during which an employee provides service in exchange for the award.

In adopting SFAS No. 123(R), companies must choose among alternative valuation models and amortization assumptions. The Company has elected to use the Black-Scholes-Merton option pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

The following assumptions were used for option grants made during the six months ended June 30, 2006:

Expected Volatility.    Because the Company is not publicly traded, it has no history of share prices determined on the open market. Therefore, the expected volatility of the Company’s shares was estimated based upon analyzing volatilities of similar public companies. The expected volatility factor used in valuing options granted during the six months ended June 30, 2006 was 36%.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expected Term.    The Company does not have any history of employee exercise behavior. The expected term of five years was estimated by consideration of the contractual terms of the grants, vesting schedules, employee forfeitures and expected terms of option grants by similar public companies.

Risk-Free Interest Rate.    The Company bases the risk-free interest rates used in the Black-Scholes-Merton valuation method on implied interest rates for U.S. Treasury securities with a term consistent with the expected life of the stock options. The range of risk-free interest rates used in valuing options granted during the six months ended June 30, 2006 were from 4.3% to 4.99%.

Dividend Yield.    The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future. The Company therefore used a dividend yield percentage of zero.

During the six months ended June 30, 2006, the Company granted stock options to purchase 78,780 shares of the Company’s common stock at an exercise price of $9.05 per share, the fair value of the stock on the date of grant. The Black-Scholes-Merton weighted average valuation of the options granted during the six months ended June 30, 2006 was $3.59 per share. These options expire in ten years and vest upon the attainment of certain levels of operating income or upon certain events, including an initial public offering. The Company is expensing the value of these option grants over the period of time from the date of award to the expected date of the initial public offering, when they will vest.

In addition, in September 2005 the Company made a restricted common stock award to a key employee of 16,500 shares, 25% of which vests each January 1 thereafter, with vesting accelerating effective upon the completion of the Company’s initial public offering. This stock award is also being expensed based on the grant date value of the stock of $9.05 per share.

The total intrinsic value of the options outstanding and exercisable at June 30, 2006 was approximately $4.8 million.

The Company recognized stock-based compensation expense of $272,484 in the six months ended June 30, 2006, which is included in indirect and selling expenses. All of this expense related to the options granted in the six months ended June 30, 2006 and a single stock grant awarded in September 2005. Net income for the six months ended June 30, 2006 also reflects income tax benefits relating to this expense of $105,233. There was no stock-based compensation expense in the six months ended July 1, 2005.

As of June 30, 2006, there was approximately $0.2 million of total unrecognized compensation cost related to unvested stock-based compensation agreements. This amount relates entirely to stock option grants during the six months ended June 30, 2006 and a single stock grant awarded in September 2005. This cost is expected to be fully amortized over the next year because such grants will vest in the event of the initial public offering.

Foreign currency translation

The financial positions and results of operations of the Company’s foreign affiliates are translated using the local currency as the functional currency. Assets and liabilities of the affiliates are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in stockholders’ equity. Gains and losses resulting from foreign currency transactions included in operations are not material for any of the periods presented.

Deferred rent

The Company recognizes rent expense on a straight-line basis over the term of each lease. Lease incentives or abatements, received at or near the inception of leases, are accrued and amortized ratably over the life of the lease.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments

Financial instruments are defined as cash, contract receivables, debt agreements, accounts payable and accrued expenses. The carrying amounts of contract receivables, accounts payable, and accrued expenses in the accompanying financial statements approximate fair value because of the short maturity of these instruments. The carrying value of the Company’s long-term debt that incurs interest based on floating market rates approximates fair value as of December 31, 2005.

Derivative financial instruments

The Company uses a derivative financial instrument to manage its exposure to fluctuations in interest rates on its credit facility. This derivative is not accounted for as a hedge and is recorded as either an asset or liability in the consolidated balance sheet, and periodically adjusted to fair value. Adjustments to reflect the change in the fair value of the derivative are reflected in earnings. The Company does not hold or issue derivative instruments for trading purposes.

Income taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company evaluates its ability to benefit from all deferred tax assets and establishes valuation allowances for amounts it believes are not more likely than not to be realizable.

Risks and uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and contract receivables. The majority of the Company’s cash transactions are processed through one U.S. commercial bank. Cash in excess of daily requirements is used to reduce amounts outstanding under the Company’s line-of-credit. To date, the Company has not incurred losses related to cash and cash equivalents.

The Company’s contract receivables consist principally of contract receivables from agencies and departments of, as well as from prime contractors to the U.S. government. The Company extends credit in the normal course of operations and does not require collateral from its clients.

The Company has historically been, and continues to be, heavily dependent upon contracts with the U.S. government and is subject to audit by audit agencies of the government. Such audits determine, among other things, whether an adjustment of invoices rendered to the government is appropriate under the underlying terms of the contracts. Management does not expect any significant adjustments, as a result of government audits, that will adversely affect the Company’s financial position.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Earnings per share

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of shares and warrants outstanding. Diluted EPS considers the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into stock. The difference between the basic and diluted weighted-average equivalent shares with respect to the Company’s EPS calculation is due entirely to the assumed exercise of stock options. For the six months ended June 30, 2006, stock options equivalent to 538 shares of common stock were not included in diluted weighted-average shares outstanding because their inclusion would have an anti-dilutive effect as a result of the assumed exercise price of these stock options. The dilutive effect of stock options for each period reported is summarized below:

	Year ended December 31,			Six months ended
	2003	2004	2005	July 1, 2005	June 30, 2006
				(unaudited)
	(in thousands)
Basic weighted-average shares outstanding	9,088	9,080	9,185	9,163	9,248
Effect of potential exercise of stock options	122	318	552	324	—

Diluted weighted-average shares outstanding	9,210	9,398	9,737	9,487	9,248

Note C — Acquisitions

Synergy, Inc.

Effective January 1, 2005, the Company acquired 100 percent of the outstanding common shares of Synergy, Inc. Synergy provides strategic consulting, planning, analysis, and technology solutions in the areas of logistics, defense operations, and command and control, primarily to the U.S. Air Force. As a result of the acquisition, the Company expects to enhance its presence in the areas of homeland security and national defense, as well as government technology and program management.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. The aggregate purchase price was approximately $19.5 million, including $18.4 million of cash, stock valued at $0.5 million, and $0.6 million of transaction expenses. The value of the 68,120 shares of the Company’s stock included in the purchase price ($0.5 million, or $7.34 per share) was estimated by the board of directors, with input from management. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $14.9 million. In September 2005, the Company obtained an independent valuation to assist management in the purchase price allocation. The independent valuation was used by the Company to allocate approximately $14.1 million to goodwill and $0.8 million to customer-related intangible assets. The customer-related intangible assets are being amortized over 48 months. Neither the goodwill nor the amortization of intangibles is deductible for tax purposes. The results of operations for Synergy are included in the Company’s statement of operations for the entire year.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets acquired and liabilities assumed consist of the following (in thousands of dollars):

Cash	$435
Contract receivables	8,386
Deferred tax asset — current	472
Other current assets	274
Customer-related intangibles	851
Goodwill	14,092
Property and equipment	175

Total assets	24,685

Accounts payable	687
Accrued salaries and benefits	3,164
Deferred tax liability — non-current	189
Other current liabilities	1,163

Total liabilities	5,203

Net assets	$19,482

Caliber Associates, Inc.

Effective October 1, 2005, the Company acquired 100 percent of the outstanding common shares of Caliber Associates, Inc. (Caliber), which was formerly 100 percent owned by an Employee Stock Ownership Plan (ESOP) created in 2001. Caliber provides high-quality research and consulting services in the areas of human services programs and policies. As a result of the acquisition, the Company expects to enhance its presence in the areas of child and family studies, as well as information technology and human services.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. The aggregate purchase price was approximately $20.7 million, including $19.4 million of cash and $1.3 million of transaction expenses. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was approximately $17.7 million. In February 2006, the Company obtained an independent valuation to assist management in the purchase price allocation. The independent valuation was used by the Company to allocate approximately $13.8 million to goodwill and $3.9 million to intangible assets. The intangible assets consist of customer-related intangibles, developed technology and non-compete agreement in the amounts of $2.6 million, $0.5 million, and $0.8 million, respectively. The customer-related intangibles, developed technology and non-compete agreement are being amortized over 48 months, 24 months, and 48 months, respectively. Neither the goodwill, nor the amortization of intangibles, is deductible for tax purposes. In addition to the initial consideration, the purchase agreement provides for additional cash payments of approximately $3.5 million over two years following closing, which are contingent upon the attainment of certain performance criteria. The additional payments were placed in escrow and classified as restricted cash. If the performance criteria are met, the payments will be recorded as goodwill. The results of operations for Caliber are included in the Company’s statement of operations since October 1, 2005.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets acquired and liabilities assumed consist of the following (in thousands of dollars):

Cash	$749
Contract receivables	10,092
Other current assets	849
Customer-related intangibles	2,560
Developed technology	545
Non-compete agreement	778
Goodwill	13,765
Property and equipment	605

Total assets	29,943

Accounts payable	909
Accrued salaries and benefits	2,848
Non-compete liability	1,000
Deferred tax liability–current	2,375
Deferred tax liability–non-current	742
Other current liabilities	1,365

Total liabilities	9,239

Net assets	$20,704

Proforma information

The following unaudited condensed proforma information presents combined financial information as if the acquisitions of Synergy and Caliber had been effective at the beginning of each year presented. The proforma information includes adjustments reflecting changes in the amortization of intangibles, interest expense, ESOP related expenses, and to record income tax effects as if Synergy and Caliber had been included in the Company’s results of operations:

	2004	2005
	(in thousands of dollars, except per share amounts)
Revenue	$202,293	$207,794
Income from continuing operations	$2,514	$1,777
Net income	$2,698	$1,777

Earnings per share:
Basic earnings per share	$.30	$.19
Diluted earnings per share	$.29	$.18

Note D — Divestiture

On March 19, 2004, the Company agreed to sell ICF Energy Solutions, Inc. (ESI), to Nexus Energy Software, Inc. (Nexus). The sale of ESI closed on April 8, 2004, and the consideration received consisted of the following components:

➢	$1.3 million in cash upon closing

➢	$1.5 million 30-month note with quarterly payments of principal and interest at 6 percent

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

➢	Earn-out of 13 percent of all future billings in excess of $4 million a year for the first 24 months after the closing, and in excess of $2 million for the six-month period following the initial 24 month period

The net assets sold had a carrying value of $1.5 million and consisted primarily of capitalized software development costs. The gain on the sale of ESI was calculated using the cash and note received upon closing, totaling $2.8 million. The earn-out was excluded due to the uncertainty of realization; therefore, the proceeds received upon closing, less the $1.5 million of net assets sold and selling expenses of approximately $0.6 million, resulted in a gain of approximately $0.4 million, net of tax.

Net income (loss) from the Company’s discontinued operations has been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations for all periods presented.

The following amounts related to ESI have been segregated from continuing operations and reflected as discontinued operations (in thousands of dollars) :

	2003	2004
Revenue	$5,827	$1,133
Expenses	5,519	1,329

Net (loss) income from discontinued operations, net of taxes of $194 and $(123), respectively	$308	$(196)

During 2005, Nexus paid the remaining balance of the $1.5 million note in full.

Note E — Contract Receivables

Contract receivables consist of the following (in thousands of dollars):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Billed	$23,975	$45,316	$57,679
Unbilled	7,191	9,539	11,484
Allowance for doubtful accounts	(1,696)	(1,984)	(1,512)

Contract receivables, net	$29,470	$52,871	$67,651

Contract receivables, net of the established allowance, are stated at amounts expected to be realized in future periods. Unbilled receivables result from revenue that has been earned in advance of billing. The unbilled receivables can be invoiced at contractually defined intervals or milestones, as well as upon completion of the contract or U.S. government cost audits. The Company anticipates that the majority of unbilled receivables will be substantially billed and collected within one year. Contract receivables are classified as current assets in accordance with industry practice.

The allowance for doubtful accounts is determined based upon management’s best estimate of potentially uncollectible contract receivables. The factors that influence management’s estimate include historical experience and management’s expectations of future losses on a contract by contract basis. The Company writes off contracts receivable when such amounts are determined to be uncollectible. Losses have historically been within management’s expectations.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Property and Equipment

Property and equipment consist of the following:

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Leasehold improvements	$4,278	$5,404	$5,187
Software	3,682	5,330	7,010
Furniture and equipment	3,005	2,097	2,097
Computers	2,242	2,935	2,996

	13,207	15,766	17,290
Accumulated depreciation and amortization	(9,142)	(11,782)	(12,389)

	$4,065	$3,984	$4,901

Note G — Goodwill and Other Intangible Assets

Goodwill

(in thousands of dollars)
Balance at December 31, 2003	$53,287
Goodwill acquired during year	—

Balance at December 31, 2004	53,287
Goodwill acquired during year (Note C)	27,895

Balance at December 31, 2005	$81,182
Adjustment to Caliber goodwill (Note C) (unaudited)	(37)

Balance at June 30, 2006 (unaudited)	$81,145

The balance of $53.3 million as of December 31, 2003, consists of $48.6 million and $4.7 million arising from ICFI’s June 1999 purchase of Consulting’s common stock from Kaiser, and the Company’s 2002 acquisition of two divisions of former Arthur D. Little International, Inc. (ADL), respectively.

Other intangible assets

Intangible assets related to contracts and customers acquired from the Company’s acquisition of two divisions of the former ADL in May 2002, were being amortized on a straight-line basis over expected contract periods and the estimated life of customer relationships over a weighted-average period of nine and 90 months, respectively. During 2005, the Company revised the initial estimated life of 90 months for customer-related intangible assets to 44 months, which was determined to be consistent with the estimated economic benefits of the intangible asset. The effect of the change in the estimated life of the ADL intangible assets was the recording of an additional $1.8 million of amortization expense in 2005.

The customer-related intangible assets, which consists of customer contracts, backlog and non-contractual customer relationships, related to the Synergy and Caliber acquisitions are being amortized based on estimated cash flows and respective estimated economic benefit of the assets. The estimated life of the customer contracts assets is 48 months. Intangible assets related to acquired developed technology and non-compete agreements obtained in connection with business combinations are amortized on a straight-line basis over their estimated lives of 24 months and 48 months, respectively.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other intangibles consist of the following (in thousands of dollars):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Customer related intangibles	$5,355	$8,767	$3,411
Non-compete agreements	—	778	778
Developed technology	—	545	545
Trademarks	—	—	37

	5,355	10,090	4,771
Less: accumulated amortization	(3,150)	(5,963)	(1,341)

Total	$2,205	$4,127	$3,430

Aggregate amortization expense for the years ended December 31, 2003, 2004, and 2005, was $0.7 million, $0.5 million, and $2.8 million, respectively. The estimated amortization expense relating to intangible assets for the next four years is as follows at December 31, 2005 (in thousands of dollars):

Year ended December 31,
2006	$1,465
2007	1,226
2008	880
2009	556

$4,127

Note H — Accrued Salaries and Benefits

Accrued salaries and benefits consist of the following (in thousands of dollars):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Accrued compensation	$2,442	$5,204	$4,626
Accrued vacation	2,019	3,193	3,583
Accrued profit sharing	2,032	343	—
Other	917	1,461	1,601

Total	$7,410	$10,201	$9,810

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note I — Accrued Expenses

Accrued expenses consist of the following (in thousands of dollars):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Accrued subcontractor costs	$3,025	$3,355	$3,988
Pre-acquisition contingency — ADL acquisition	1,440	—	—
Accrued non-compete liability	—	560	440
Accrued insurance premiums	595	862	1,041
Accrued professional services	439	729	1,722
Accrued rent	501	665	1,847
Accrued taxes	226	358	300
Accrued software licensing costs	—	352	1,311
Other accrued expenses/liabilities	979	1,390	1,204

Total	$7,205	$8,271	$11,853

During 2005, a pre-acquisition contingency recorded during the ADL acquisition was resolved in the Company’s favor, which resulted in the Company recording other income of $1.4 million in 2005.

Note J — Long-Term Debt

In August 2003, the Company entered into a credit facility with a syndicate of lenders. The agreement required the Company to retire its existing bank debt in full with the proceeds from Facilities A and B (see table below). The Company incurred approximately $0.6 million in debt issuance costs related to its new credit facility.

In January 2005, in connection with the Synergy acquisition (Note C), the Company and its lenders agreed to modify the credit facility. The modification provided for an increase in the Facility A and B commitment amounts from $28 million to $35 million, and $12 million to $15 million, respectively. Substantially, all the other terms and conditions remained the same. The Company incurred approximately $0.3 million in debt issuance costs related to its amended financing arrangement.

In October 2005, in connection with the Caliber acquisition (Note C), the Company and its lenders agreed to amend and restate its existing credit facility. The amendment provided for an increase in the Facility A commitment amount from $35 million to $45 million and replaced the Facility B commitment of $15 million with a Term Loan Facility commitment of $22 million and a Time Loan Facility commitment of $8 million. In addition, the Note Payable to Kaiser (Note K) was paid in full. The Company incurred approximately $0.2 million in debt issuance costs related to its amended financing arrangement. With the finalization of the new banking arrangement in October 2005, the unamortized debt issuance costs of approximately $0.3 million associated with the January 2005 credit facility were charged to earnings. The banking arrangement has been amended twice, once in March 2006 and once in August 2006, as described below, resulting in an increase in the in the Facility A commitment amount from $45 million to $65 million.

The Company’s debt issuance costs are being amortized over the term of indebtedness and total approximately $0.3 million and $0.2 million, net of accumulated amortization of $0.2 million and $0.01 million as of December 31, 2004 and 2005, respectively. Amortization expense of approximately $0.5 million, $0.2 million, and $0.6 million was recorded during the years ended December 31, 2003, 2004, and 2005, respectively.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt consists of the following (in thousands of dollars):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Facility A/Swing Line provides for borrowings up to the lesser of $28 million for 2004, $45 million for 2005 and $65 million for 2006 for the eligible borrowing base, and matures in October 2010. Outstanding borrowings bear daily interest at a base rate (based on either the U.S. Prime Rate, which was 5.25% at December 31, 2004, 7.25% at December 31, 2005 and 8.25% at June 30, 2006, and, or London Interbank Offered Rate (LIBOR) plus spread), payable monthly.	$8,284	$31,338	$37,865
Facility B note for $15 million, maturing on June 1, 2006. The Facility B note was replaced by the Term Loan Facility and Time Loan Facility in October 2005. The outstanding principal incurred daily interest at the base rate plus 0.25% (4.25% at December 31, 2004), payable monthly. Monthly principal payments of $352,942 commenced on September 1, 2003.	6,353	—	—
The Term Loan Facility for $22 million, maturing in October 2010. Outstanding principal bears daily interest at a base rate plus 0.25% (based on the U.S. Prime Rate, which was 7.25% at December 31, 2005 and 8.25% at June 30, 2006, or LIBOR plus spread), payable monthly. Monthly principal payments of $366,667 commenced in November 2005.	—	21,634	19,067
The Time Loan Facility for $8 million, maturing in January 2007. Outstanding principal bears daily interest at a base rate plus 0.75% (based on the U.S. Prime Rate, which was 7.25% at December 31, 2005 and 8.25% at June 30, 2006, or LIBOR plus spread), payable monthly. Six monthly principal payments of $333,334 commencing on July 1, 2006. The remaining balance of $6 million is due upon maturity.	—	8,000	8,000
Note payable to Kaiser, subordinate to bank debt, due in full on June 25, 2006. The note bears interest at a fixed rate of 8.5%. Quarterly payments of interest commenced October 1, 2002 (see Note J). The note was paid in its entirety in October 2005.	6,442	—	—

	21,079	60,972	64,932
Less: current portion	(4,235)	(6,767)	(12,400)

	$16,844	$54,205	$52,532

The bank loans are collateralized by substantially all assets of the Company, and require the Company to remain in compliance with certain financial ratios, as well as other restrictive covenants.

Minimum future principal payments of debt are as follows at December 31, 2005 (in thousands of dollars):

2006	$6,767
2007	10,400
2008	4,400
2009	4,400
2010	35,005

60,972
Less: current maturities	(6,767)

Total long-term debt	$54,205

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amendments to credit facility

On March 14, 2006, the Company and its lenders agreed to the 1st Amendment to the Business Loan and Security Agreement (dated October 5, 2005), to provide the Company with a temporary increase to Facility A (revolving line) of $6 million through June 30, 2006, and then decreasing to $4 million from the period July 1 through August 31, 2006, to cover working capital needs, not to exceed the total capacity of Facility A of $45 million.

On August 25, 2006, the Company and its lenders agreed to the 2nd Amendment to the Business Loan and Security Agreement (dated October 5, 2005), to increase the Facility A commitment amount from $45 million to $65 million and to provide the Company with a temporary increase to Facility A (revolving line) of $10 million through the earlier of the completion of the Company’s initial public offering or December 15, 2006, to cover working capital needs, not to exceed the total capacity of Facility A of $65 million.

Letters-of-credit

At December 31, 2004 and 2005, the Company had outstanding letters-of-credit totaling $0.7 million. These letters-of-credit expire on various dates through September 30, 2006.

Derivative instruments

The Company designates its derivatives based upon the criteria established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value.

In November 2005, the Company entered into an interest rate swap agreement as part of its amended credit facility as a partial hedge of the Company’s variable rate debt to reduce the Company’s exposure to interest rate fluctuations. The effect of the agreement was to effectively establish a fixed USD-LIBOR rate of 5.11 percent. The interest rate swap agreement expires November 10, 2008. At December 31, 2005, the interest rate swap agreement covered a notional amount of $15 million, and variable rate debt outstanding totaled approximately $61 million.

The interest rate swap agreement did not qualify for hedge accounting. Therefore, the change in fair value resulted in a charge of approximately $0.2 million to earnings.

Note K — Commitments and Contingencies

Litigation and claims

Various lawsuits and claims and contingent liabilities arise in the ordinary course of the Company’s business. The ultimate disposition of certain of these contingencies is not determinable at this time. The Company’s management believes there are no current outstanding matters that will materially affect the Company’s financial position or results of operations.

Operating leases

The Company has entered into various operating leases for equipment and office space. Certain of the facility leases require that the Company pay operating expenses in addition to base rental amounts, and three leases require the Company to maintain letters-of-credit. Rent expense, net of sub-lease income, for operating leases was approximately $10.6 million, $9.9 million, and $10.3 million for the years ended December 31, 2003, 2004, and 2005, respectively.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum rental payments under all non-cancelable operating leases are as follows (in thousands of dollars):

Year ended December 31,
2006	$11,148
2007	10,087
2008	8,830
2009	8,528
2010	7,951
Thereafter	12,932

$59,476

Contingent bonuses

In September 2004, the Board of Directors approved a contingent bonus pool of $2.7 million, which will be payable from the proceeds of an event, such as a sale, merger, or initial public offering of the Company’s common stock, realized or received by the Company at the time of distribution of the net proceeds to shareholders.

Settlement of claims with Kaiser

In June 2002, the Company and Kaiser executed a mutual release and settlement agreement to settle the pending claims (the Dispute) by the Company against Kaiser. In consideration of the Company settling the Dispute, Kaiser and the Company agreed to the following terms:

➢	Cancellation of $2.2 million of the principal amount of indebtedness owed by the Company to Kaiser.

➢	Cancellation of the original notes owed to Kaiser, which totaled $6.6 million, and the issuance of a new promissory note in the amount of $6.4 million (see Note J). The new promissory note bears interest at 8.5 percent during the period the note is held by Kaiser. Upon the sale of the note to a third party, the interest rate will be adjusted to 10.5 percent per annum.

➢	Released by Kaiser, and all of its assigns of the Company from any liabilities, debts, and damages arising out of the Dispute.

➢	Sale by Kaiser to the Company of all its remaining common stock in Consulting for $4.5 million.

➢	Release of Kaiser from its indemnification obligations to the Company against certain future subcontractor claims and other liabilities existing in 1999. Therefore, the Company recorded accrued liabilities based upon its best estimate of anticipated subcontractor claims and other liabilities. The carrying amount of this accrued liability was approximately $1.0 million and $0.9 million as of December 31, 2004 and 2005, respectively. Such amounts are reviewed periodically and adjusted when appropriate.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L — Income Taxes

Income tax expense (benefit) consists of the following at December 31 (in thousands of dollars):

	2003	2004	2005
Current:
Federal	$384	$2,314	$3,008
State	163	548	773

	547	2,862	3,781

Deferred:
Federal	918	(230)	(1,578)
State	49	(50)	(338)

	967	(280)	(1,916)

	$1,514	$2,582	$1,865

Deferred tax assets (liabilities) consist of the following at December 31 (in thousands of dollars):

	2004	2005
Deferred Tax Assets
Current:
Allowance for doubtful accounts	$317	$388
Accrued liabilities	555	1,193
Stock option compensation	—	846
Accrued vacation	477	873
Other	97	385

Total current deferred tax asset	1,446	3,685

Non-current:
Foreign net operating loss carryforward (NOL)	565	636
Depreciation	28	973
Deferred rent	548	682
Other	69	103
Valuation allowance	(565)	(636)

Total non-current deferred tax assets	645	1,758

Total Deferred Tax Assets	2,091	5,443

Deferred Tax Liabilities
Current:
Retention	(463)	(616)
Section 481(a) adjustment	—	(727)

Total current deferred liability	(463)	(1,343)

Non-current:
Amortization	(874)	(2,994)
Section 481(a) adjustment	—	(1,455)
Installment sale	(362)	—
Other	—	(39)

Total non-current deferred tax liabilities	(1,236)	(4,488)

Total Net Deferred Tax Liabilities	(1,699)	(5,831)

Total Net Deferred Tax (Liability) Asset	$392	$(388)

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, the Company had NOL carryforwards for state income tax purposes of approximately $0.4 million, expiring through 2019. As of December 31, 2005, the Company had foreign NOL carryforwards of approximately $1.6 million, which are fully reserved and begin to expire in 2006.

The Company has deferred tax assets applicable to the following jurisdictions where the Company’s operations have a recent history of pre-tax cumulative losses for financial reporting purposes.

	2004	2005
	(in thousands of dollars)
Canada	$417	$452
Russia	148	184

Total	$565	$636

The need to establish valuation allowances for these deferred assets is based on a more likely than not threshold that the benefit of such assets will be realized in future periods. Appropriate consideration is given to all available evidence, including historical operating results, projections of taxable income, and tax planning alternatives. It has been determined that is more likely than not that the deferred assets in the Company’s Canadian and Russian operations will not be realized. Therefore, the Company has recorded a full valuation allowance against these deferred assets.

The Company’s provision for income taxes differs from the anticipated United States federal statutory rate. Differences between the statutory rate and the Company’s provision are as follows:

	2003	2004	2005
Taxes at statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.6%	4.6%	4.6%
Other permanent differences	3.2%	2.2%	4.5%
Research and development credits	(5.0)%	0.0%	0.0%
Change in valuation allowance	1.6%	2.4%	1.4%
Prior year tax adjustments	0.6%	0.2%	3.2%
Deferred asset changes due to tax rate and other	0.0%	2.7%	0.3%

	39.0%	46.1%	48.0%

Note M — Employee Benefit Plans

Effective June 30, 1999, the Company established the ICF Consulting Group Retirement Savings Plan (the Retirement Savings Plan). The Retirement Savings Plan is a defined contribution profit sharing plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code.

Effective January 1, 2005, participants in the Retirement Savings Plan were able to elect to defer up to 70 percent of their compensation subject to statutory limitations, and were entitled to receive 100 percent employer matching contributions for the first 3 percent and 50 percent for the next 2 percent of the participant’s compensation. During 2003 and 2004, participants were entitled to receive 50 percent employer matching contributions up to a maximum of 4 percent of the participant’s compensation. For 2003 and 2004, the Retirement Savings Plan also provided for non-elective employer contributions. Effective with the 2005 Plan Year, the Retirement Savings Plan was amended to cease employer non-elective contributions. Contribution expense related to the Plans for the years ended December 31, 2003, 2004, and 2005, was approximately $3.7 million, $2.7 million, and $2.1 million, respectively.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note N — Stockholders’ Equity

Management shareholder agreement

Pursuant to the 1999 acquisition by Holdings of Consulting, a management shareholder agreement (the Agreement) was executed, which provides management shareholders with the right to sell their shares back to the Company under certain circumstances at values specified in the Agreement. The agreement terminates upon an initial public offering of the Company’s common stock.

Employee stock option plan

On June 25, 1999, the Company adopted the ICF Consulting Group, Inc., Management Stock Option Plan (the Plan). The Plan provides for the granting of straight and incentive awards to employees of the Company to purchase shares of the Company’s common stock. A total of 1,334,027 shares of common stock was reserved for issuance under the Plan. In May 2002, the Company amended the Plan to reserve an additional 238,313 shares for issuance. The exercise price for straight awards granted under the Plan shall not be less than $5.00 per share. The option price for incentive awards granted under the Plan is determined by the Compensation Distribution Committee of the Board of Directors based upon the fair market value of the Company’s common stock on the date of grant, and the Plan will expire in June 2009.

The following table depicts stock option activity for the years ended December 31, 2003, 2004, and 2005 and the six months ended June 30, 2006:

		Options Outstanding
	Options Available for Grant	Shares	Weighted- Average Exercise Price
As of January 1, 2003	397,618	1,174,722	$5.48
Options granted in 2003	189,936	189,936	$6.10
Options forfeited or cancelled	11,375	11,375	$5.75

As of December 31, 2003	219,057	1,353,283	$5.56
Options granted in 2004	132,500	132,500	$7.34
Options forfeited or cancelled	51,791	51,791	$5.82

As of December 31, 2004	138,348	1,433,992	$5.72
Options granted in 2005	102,045	102,045	$7.84
Options forfeited or cancelled	18,798	18,798	6.28

As of December 31, 2005	55,101	1,517,239	$5.85

Options granted in the first six months of 2006	78,780	78,780	$9.05
Options forfeited or cancelled	31,337	31,337	6.32

As of June 30, 2006 (unaudited)	7,658	1,564,682	$6.01

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes additional information about stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$ 5.00–9.05	1,517,239	6.51	$5.85	1,517,239	$5.85

Prior to January 1, 2006, the fair value of each option grant is established on the date of grant using the minimum value method, as prescribed by SFAS No. 123. The following assumptions were used under the minimum value method for grants in the 12 months ended December 31, 2003, 2004, and 2005, respectively: no dividends yield; risk-free interest rates of approximately 3.05 percent, 3.24 percent, and 4.10 percent, and expected life of five years. The weighted-average fair values of options granted during the years ended December 31, 2003, 2004 and 2005, were $.85, $1.00, and $1.43, respectively.

The following table summarizes additional information about stock options outstanding as of June 30, 2006 (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$ 5.00-9.05	1,564,682	5.65	$6.01	1,485,902	$5.84

As discussed in Note B, effective January 1, 2006, the fair value of each option grant is established on the date of grant using the prospective method under SFAS No. 123(R) using the Black-Scholes-Merton option pricing model. The following assumptions were used under the prospective method for grants in the six months ended June 30, 2006: expected volatility factor of 36 percent; dividend yield percentage of 0 percent; risk-free interest rates of 4.3 to 4.99 percent; and expected term of five years. The Black-Scholes-Merton weighted-average fair value of options granted during the six months ended June 30, 2006 was $3.59 per share.

Warrants

On June 25, 1999, the Company issued 20.074028 warrants that entitled the holders, subject to certain conditions, to purchase 15,452.07 shares of the Company per warrant at an exercise price of $.01 per share, for a total of 310,185.286 shares of the Company. The following table summarizes information about shares associated with outstanding warrants for the years ending December 31, 2003, 2004, and 2005 and the six months ended June 30, 2006:

Outstanding at January 1, 2003	310,185.286
Repurchased in 2003	257,403.938

Balance at December 31, 2003	52,781.348
Activity during 2004	—

Balance at December 31, 2004	52,781.348
Activity during 2005	—

Balance at December 31, 2005	52,781.348
Activity during first six months of 2006	—

Balance at June 30, 2006 (unaudited)	52,781.348

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note O — Related-Party Transactions

Effective with the 1999 purchase of Consulting from Kaiser, the Company entered into a seven-year management services agreement with the majority shareholder of ICFI. The agreement calls for a fixed consulting fee of $0.1 million per annum, as well as a variable fee based upon the Company’s annual earnings, adjusted as defined in the agreement. During 2003, 2004, and 2005, management fees related to this agreement were $0.3 million, $0.4 million, and $0.4 million, respectively, and are included in operating expenses in the accompanying consolidated financial statements. The agreement terminates upon an initial public offering of the Company’s common stock.

Note P — Supplemental Cashflow Information

Cash paid

Cash paid for interest for the years ended December 31, 2003, 2004, and 2005, was approximately $2.5 million, $1.4 million, and $2.8 million, respectively. Income taxes paid for the years ended December 31, 2003, 2004, and 2005, were $0.3 million, $2.2 million, and $5.0 million, respectively. Cash paid for interest for the six months ended June 30, 2006 was approximately $2.8 million. Income taxes paid for the six months ended June 30, 2006 was approximately $2.2 million.

Note Q — Supplemental Information

Valuation and qualifying accounts

Allowance for Doubtful Accounts (in thousands of dollars)

	December 31,			June 30, 2006
	2003	2004	2005
				(unaudited)
Balance at beginning of period	$2,586	$1,672	$1,696	1,984
Addition at cost	—	274	1,167	(250)
Deductions	914	250	879	222

Balance at end of period	$1,672	$1,696	$1,984	1,512

Note R — Subsequent Event

On April 14, 2006, the Company decided to abandon, effective June 30, 2006, its San Francisco, California leased facility and relocate its staff there to other space. The San Francisco lease obligation expires in July 2010 and covers 12,000 square feet, at an annual rate of $79 per square foot plus operating expenses. Management believes, based upon consultation with its leasing consultants, that the current market for similar space is substantially below this cost. The Company recognized a $3.5 million pre-tax charge during the second quarter of 2006, which is included in indirect and selling expenses, consisting of $3.3 million for costs, primarily for rent expense, and $0.2 million for the disposal of leasehold improvements associated with the abandonment of the San Francisco facility.

In addition, on April 14, 2006, the Company decided to abandon a portion of its Lexington, Massachusetts leased facility that it has been unable to sublease. The lease for the abandoned space expires in June 2012 and the abandoned space covers approximately 6,000 square feet. The Company recognized a $0.8 million pre-tax charge during the second quarter of 2006, which is included in indirect and selling expenses, for costs, primarily for rent expense, associated with the abandonment of this Lexington, Massachusetts space.

ICF International, Inc., and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information regarding the liabilities associated with the above lease abandonments, of which $1.4 million is included in accrued expenses with the remainder included in other liabilities, on the Company’s consolidated balance sheet for the six months ended June 30, 2006 (in thousands of dollars):

Six months ended June 30, 2006
(unaudited)
Beginning balance	$—
Costs incurred and charged to indirect and selling expenses	4,309
Costs settled	236

Ending Balance	$4,073

Report of Independent Accountants

To the Board of Directors and Stockholders

of Caliber Associates, Inc.:

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, of stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Caliber Associates, Inc. (an S Corporation) and its subsidiary (collectively referred to as “the Company”) at December 31, 2004, and results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/    ARGY, WILTSE & ROBINSON, P.C.

McLean, Virginia

March 6, 2005

Caliber Associates, Inc.

CONSOLIDATED BALANCE SHEET

December 31, 2004

ASSETS
Current assets
Cash and cash equivalents	$61,684
Accounts receivable	7,604,828
Unbilled receivables	4,062,560
Income taxes receivable	0
Other current assets	451,071

Total current assets	12,180,143
Property and equipment, net	756,515
Contract rights, net	49,984
Deposits	233,161
Marketable securities — restricted	455,410

Total assets	$13,675,213

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$739,687
Accrued payroll and related liabilities	2,097,767
Bank line-of-credit	836,678
Billings in excess of revenue recognized	499,325
Subordinated notes payable to employees	1,723,372
Deferred rent	170,230

Total current liabilities	6,067,059
Subordinated notes payable to employees	11,468,791
Deferred rent	243,367
Deferred compensation	559,586
Deferred income taxes	2,531,321

Total liabilities	20,870,124

Stockholders’ deficit
Common stock — no par value, 900,000 shares authorized	500
Retained earnings	5,791,083
Less: unallocated employee stock ownership plan shares	(12,986,494)

Total stockholders’ deficit	(7,194,911)

Commitments
Total liabilities and stockholders’ deficit	$13,675,213

The accompanying notes are an integral part of these financial statements.

Caliber Associates, Inc. (An S Corporation)

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2004

Contract revenue	$36,482,610

Operating costs and expenses
Direct labor	12,810,648
Other direct costs	6,344,747
Indirect costs	15,862,768
Unallowable costs	103,843

35,122,006

Income from operations	1,360,604

Other income (expense)
Interest income	12,324
Interest expense	(979,312)

Net income	$393,616

The accompanying notes are an integral part of these financial statements.

Caliber Associates, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

Year ended December 31, 2004

	Common Stock		Retained Earnings	Unallocated Employee Stock Ownership Plan Shares	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2003	900,000	$500	$5,976,168	$(15,053,283)	$(9,076,615)
Value of ESOP shares released for allocation to participants in 2004	0	0	(578,701)	2,066,789	1,488,088
Net income for the year ended December 31, 2004	0	0	393,616	0	393,616

Balance at December 31, 2004	900,000	$500	$5,791,083	$(12,986,494)	$(7,194,911)

The accompanying notes are an integral part of these financial statements.

Caliber Associates, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities:
Net income	$393,616

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	722,722
Employee stock ownership plan expense	1,488,088
(Increase) decrease in:
Accounts receivable	(1,904,778)
Unbilled receivables	3,330,854
Income taxes receivable	2,700
Other current assets	26,707
Marketable securities — restricted	(178,348)
Increase (decrease) in:
Accounts payable and accrued expenses	130,276
Accrued payroll and related liabilities	(728,545)
Billings in excess of revenue recognized	(608,878)
Deferred rent	(332,114)
Deferred compensation	163,373

Total adjustments	2,112,057

Net cash provided by operating activities	2,505,673

Cash flows from investing activities:
Purchases of property and equipment, net	(205,312)
Increase in deposits	(179,139)

Net cash used in investing activities	(384,451)

Cash flows from financing activities:
Net (repayments) borrowings under bank line-of-credit	(855,003)
Repayments under subordinated notes payable to employees	(1,523,457)

Net cash (used in) provided by financing activities	(2,378,460)

Net decrease in cash and cash equivalents	(257,238)
Cash and cash equivalents at the beginning of the year	318,922

Cash and cash equivalents at the end of the year	$61,684

The accompanying notes are an integral part of these financial statements.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

Note 1 — Organization and Significant Accounting Policies

Description of business and principles of consolidation

The accompanying consolidated financial statements include the accounts of Caliber Associates, Inc. (Caliber) and its subsidiary, Fried & Sher, Inc. (Fried & Sher) (collectively referred to as the “Company”). Caliber is incorporated under the laws of the Commonwealth of Virginia to provide research and management consulting services to departments and agencies of the federal government. Fried & Sher provides leading work life professional services to the federal government and commercial businesses. All significant intercompany balances have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue recognition

Revenue on fixed-price and cost-reimbursable contracts includes direct costs and allocated indirect costs incurred plus recognized profit. Revenue is recognized under fixed-price contracts on the percentage-of-completion basis. Revenue on time-and-material contracts is recognized based upon time (at established rates) and other direct costs incurred. Unbilled receivables and billings in excess of revenue recognized result from differences between billings, which are determined based upon contractual terms, and amounts recognized as earned, which are based upon costs incurred and contract performance. Losses on contracts are provided for in the period they are first determined.

Federal government contract costs for 2002 through 2004, including indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract revenue has been recorded in amounts which are expected to be realized upon final settlement.

Cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Marketable securities

Management of the Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Management has classified its marketable securities as trading and, thus, is carrying them at current market value, with realized and unrealized gains and losses included in earnings. The cost of securities sold is based on the specific identification method.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004

Contract rights

Contract rights are stated at cost less accumulated amortization. Amortization of contract rights is computed using the straight-line method over the estimated useful life of three years. Contract rights were recorded at $545,358 with accumulated amortization of $495,374 at December 31, 2004. Amortization expense related to contract rights was $160,720 for the year ended December 31, 2004.

Income taxes

Effective January 1, 2002, the Company became an S Corporation for federal income tax purposes (which also applies to most states). Accordingly, as of this date, the Company is generally not subject to corporate income taxes and the income, deductions and credits generated by the Company will flow to the Company’s stockholders. However, any taxable income generated by the Company for any year through December 31, 2011 would subject the Company to income taxes to the extent income earned under C Corporation status had been previously deferred for income tax purposes. Accordingly, a deferred tax liability remains on the Company’s consolidated balance sheet to reflect this liability, which may be triggered in future years.

Note 2 — Marketable Securities

The Company invests in several publicly-traded mutual funds under a Rabbi Trust Agreement for the funding of the nonqualified deferred compensation plan (Note 9). As such, all amounts are restricted for this use. During the year ended December 31, 2004, the securities produced unrealized capital gains of $19,378. All investment income earned during the year ended December 31, 2004 relate to marketable securities held at year end.

Note 3 — Unbilled Receivables

Unbilled receivables consists of the following at December 31, 2004:

Amounts currently billable	$3,160,863
Amounts billable upon completion of milestones	703,838
Rate variances	100,318
Contract retainages	97,541

$4,062,560

Note 4 — Property and Equipment

Property and equipment consists of the following at December 31, 2004:

Software licenses	$809,709
Leasehold improvements	760,906
Computer equipment	753,855
Other equipment	615,321
Office furniture	442,969

3,382,760
Less: accumulated depreciation and amortization	(2,626,245)

$756,515

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004

Depreciation and amortization expense on property and equipment totaled $562,002 for the year ended December 31, 2004.

Note 5 — Bank Line-of-Credit

The Company maintains a bank line-of-credit facility under which it may borrow up to the lesser of $4,000,000 or 85% of eligible billed receivables. Borrowings under this bank line-of-credit agreement are due upon demand, are secured by all of the Company’s assets, and bear interest at the bank’s prime rate (5.25% at December 31, 2004). This agreement requires the Company to comply with certain financial covenants. At December 31, 2004, the Company was in compliance with these covenants. The maturity date of this agreement is January 31, 2006.

Interest expense resulting from the line-of-credit agreement, which approximated interest paid, totaled $75,026 for the year ended December 31, 2004.

Note 6 — Subordinated Notes Payable to Employees

Subordinated notes payable to employees consists of eleven subordinated notes payable to employees with stated amounts totaling $18,239,857, with one-time payments ranging from $4,500 to $708,171, and remaining quarterly principal payments ranging from $4,893 to $152,743, plus accrued interest (ranging from 5.75% to 8.25% per annum), and terms ranging from 5 to 15 years. These notes payable are secured by the Company’s common stock, and are subordinated to the bank line-of-credit agreement.

The scheduled maturities of these notes payable at December 31, 2004 are as follows:

Years ending December 31,
2005	$1,505,148
2006	1,502,884
2007	1,280,081
2008	1,278,054
2009	1,114,971
Thereafter	6,292,801

$12,973,939

Interest expense resulting from subordinated notes payable to employees totaled $904,286, of which $718,924 was paid during the year ended December 31, 2004. As of December 31, 2004, the current portion of subordinated notes payable to employees includes accrued interest payable of $218,224.

Note 7 — Deferred Rent

In October 1995, the Company entered into the first of a series of leases for office space. The net cost under these leases is approximately $13,239,000 over the eleven year and eight month term including rent abatements, scheduled rent increases, and other related factors associated with these leases. The Company is recognizing the expense associated with these leases on a straight-line basis ratably over the lease terms in accordance with accounting principles generally accepted in the United States of America. The deferred rent liability represents the cumulative difference between the monthly rent expense recorded and the amount of rent paid.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004

Note 8 — Employee Benefit Plans

401(k) profit sharing plan

The Company maintains a defined contribution 401(k) profit sharing plan (the Plan) for all employees who have attained the age of 21. Employees are eligible for the profit sharing contribution once they have completed twelve months of service with the Company. Participants may make voluntary contributions up to the maximum amount allowable by law. Company contributions to the Plan are at the discretion of management and vest to the participants ratably over a five year period for profit sharing contributions and ratably over a three year period for matching contributions. Employees begin vesting in the Company matching contribution upon completion of 1,000 hours of service to the Company and in the profit sharing contribution in the second year of participation. The Company recorded no contributions to the Plan for the year ended December 31, 2004.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (the ESOP) that covers all employees over the age of 21 who have work at least 1,000 hours in a year. Company contributions on behalf of the employees are determined at the discretion of the Board of Directors and vest to the participants ratably over five years, beginning with the second year of credited service. Initially, the ESOP borrowed funds from the Company to purchase 900,000 shares of common stock from the stockholders of the Company. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated, based on the proportion of debt service paid in the year. Debt of the ESOP is recorded as subordinated notes payable to employees (see Note 6) and the shares pledged as collateral are reported as unallocated ESOP shares in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding. ESOP compensation expense was $1,073,500 for the year ended December 31, 2004. The Company also recorded contributions to the 401(k) Plan of $320,544, through shares acquired from the ESOP, for the year ended December 31, 2004.

The ESOP shares are as follows at December 31, 2004:

Allocated shares at the beginning of the year	147,336
Shares released for allocation	68,410
Unallocated shares at the end of the year	684,254

Total ESOP shares	900,000

Fair value of unallocated shares at the end of the year	$9,853,258

Note 9 — Nonqualified Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the deferred compensation plan) for all employees not eligible to participate in the Company’s Employee Stock Plan (Note 8). Contributions to the deferred compensation plan are made through voluntary employee salary reductions of up to 100 percent of total compensation. The Company, at its discretion, may make a contribution to the deferred compensation plan. The Company’s contribution to the deferred compensation plan vests immediately. The Company recorded contributions of $123,526 to the Plan for the year ended December 31, 2004. The Company has funded its deferred compensation liability with marketable securities, as selected by the participating employees. The liability to the participants will increase or decrease according to the

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004

performance of the selected investments. The fair value of the liability, therefore, approximates the book value as of December 31, 2004, except for Company contributions accrued, but not yet paid.

Note 10 — Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and unbilled receivables. The Company’s management believes the risk of loss associated with cash and cash equivalents is very low since cash and cash equivalents are maintained in financial institutions. However, at various times throughout the year, the Company had cash and cash equivalents on deposit with a financial institution that exceeded the federally insured limit. To date, accounts receivable and unbilled receivables have been derived primarily from contracts with agencies of the federal government. Accounts receivable are generally due within 30 days and no collateral is required. The Company maintains reserves for potential credit losses and historically such losses have been insignificant and within management’s expectations.

Note 11 — Commitments

The Company leases office space under the terms of noncancelable operating leases that expire at various dates through December 2008. These leases require the Company to reimburse the landlord for its pro rata share of the increases in annual operating expenses and real estate taxes. The following is a schedule of the future minimum lease payments required under noncancelable operating leases that have initial or remaining terms in excess of one year as of December 31, 2004:

Years ending December 31,
2005	$2,120,000
2006	1,264,000
2007	580,000
2008	35,000

$3,999,000

Rent expense aggregated $1,975,424 for the year ended December 31, 2004.

Note 12 — Subsequent Event

On January 10, 2005, the Company acquired certain assets and liabilities of Collins Management Consulting, Inc. Collins Management Consulting, Inc. provides consulting services in the field of child development. As a result of the acquisition, the Company becomes one of the largest purveyors of information about early childhood currently under contract to the government.

The aggregate purchase price was $950,000 in cash plus additional consideration. The purchase price will be adjusted for any additional consideration earned during each accounting period.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2004

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of valuing these assets and liabilities. Thus, the allocation of the purchase price is subject to adjustment.

Cash	$27,306
Accounts receivable	743,996
Other current assets	18,170
Other assets	13,489
Property and equipment	68,305
Non-compete agreements	200,000
Contract rights	604,740

Total assets acquired	1,676,006
Current liabilities	(717,103)
Noncurrent liabilities	(8,903)

Net assets acquired	$950,000

Caliber Associates, Inc.

CONSOLIDATED BALANCE SHEETS

September 30, 2004 and 2005

	2004	2005
ASSETS
Current assets
Cash and cash equivalents	$45,971	$1,760,760
Accounts receivable	5,637,455	6,505,174
Unbilled receivables	5,359,332	4,174,650
Other current assets	354,999	179,878

Total current assets	11,397,757	12,620,462
Property and equipment, net	775,102	605,313
Intangible assets, net	79,510	726,727
Deposits	53,471	66,318
Marketable securities — restricted	306,037	0

Total assets	$12,611,877	$14,018,820

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$605,762	$1,195,002
Accrued payroll and related liabilities	3,146,291	2,805,336
Bank line-of-credit	185,234	0
Billings in excess of revenue recognized	757,957	915,865
Subordinated notes payable to employees	1,717,433	1,516,501
Deferred rent	323,561	157,423

Total current liabilities	6,736,238	6,590,127
Subordinated notes payable to employees	11,846,430	10,329,929
Deferred rent	124,965	133,368
Deferred compensation	400,500	0
Deferred income taxes	2,585,000	2,588,164

Total liabilities	21,693,133	19,641,588

Stockholders’ deficit
Common stock — no par value, 900,000 and 2,000,000 shares authorized, respectively	500	500
Retained earnings	5,971,527	3,654,253
Less: unallocated employee stock ownership plan shares	(15,053,283)	(9,277,521)

Total stockholders’ deficit	(9,081,256)	(5,622,768)
Commitments

Total liabilities and stockholders’ deficit	$12,611,877	$14,018,820

See the accompanying notes.

Caliber Associates, Inc. (An S Corporation)

CONSOLIDATED STATEMENTS OF INCOME

Nine month periods ended September 30, 2004 and 2005

	2004	2005
Contract revenue	$27,305,611	$30,576,421

Operating costs and expenses
Direct labor	9,712,835	10,515,734
Other direct costs	4,355,717	5,597,971
Indirect costs	12,266,499	14,410,301
Unallowable costs	242,903	491,071

	26,577,954	31,015,077

Income from operations	727,657	(438,656)

Other income (expense)
Interest income	5,150	16,828
Interest expense	(737,448)	(780,340)

Net loss	$(4,641)	$(1,202,168)

See the accompanying notes.

Caliber Associates, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Nine month periods ended September 30, 2004 and 2005

	Common Stock		Retained Earnings	Unallocated Employee Stock Ownership Plan Shares	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2003	900,000	$500	$5,976,168	$(15,053,283)	$(9,076,615)
Net loss for the nine-month period ended September 30, 2004	0	0	(4,641)	0	(4,641)

Balance at September 30, 2004	900,000	$500	$5,971,527	$(15,053,283)	$(9,081,256)

Balance at December 31, 2004	900,000	$500	$5,791,083	$(12,986,494)	$(7,194,911)
Stock split	900,000	0	0	0	0
Value of ESOP shares released for allocation to participants for the nine-month period ended September 30, 2005	0	0	(934,662)	3,708,973	2,774,311
Net loss for the nine-month period ended September 30, 2005	0	0	(1,202,168)	0	(1,202,168)

Balance at September 30, 2005	1,800,000	$500	$3,654,253	$(9,277,521)	$(5,622,768)

See the accompanying notes.

Caliber Associates, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine month periods ended September 30, 2004 and 2005

	2004	2005
Cash flows from operating activities:
Net loss	$(4,641)	$(1,202,168)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	601,877	384,339
Employee stock ownership plan expense	805,125	2,774,311
Deferred rent	(297,185)	(138,050)
(Increase) decrease in:
Accounts receivable	62,595	1,846,149
Unbilled receivables	2,034,082	(112,090)
Income taxes receivable	56,379	0
Other current assets	122,779	289,363
Marketable securities — restricted	(28,975)	455,410
Increase (decrease) in:
Accounts payable and accrued expenses	(808,774)	67,010
Accrued payroll and related liabilities	319,979	529,007
Billings in excess of revenue recognized	(350,246)	416,540
Deferred compensation	4,287	(559,586)

Total adjustments	2,521,923	5,952,403

Net cash provided by operating activities	2,517,282	4,750,235

Cash flows from investing activities:
Purchases of property and equipment, net	(102,580)	(36,386)
Purchase of intangible assets	(30,000)	(892,694)
Decrease in deposits	551	180,332

Net cash used in investing activities	(132,029)	(748,748)

Cash flows from financing activities:
Net repayments under bank line-of-credit	(1,506,447)	(956,678)
Repayments under subordinated notes payable to employees	(1,151,757)	(1,345,733)

Net cash used in financing activities	(2,658,204)	(2,302,411)

Net increase (decrease) in cash and cash equivalents	(272,951)	1,699,076
Cash and cash equivalents at the beginning of the period	318,922	61,684

Cash and cash equivalents at the end of the period	$45,971	$1,760,760

See the accompanying notes.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2005

Note 1 — Organization and Significant Accounting Policies

Description of business and principles of consolidation

The accompanying consolidated financial statements include the accounts of Caliber Associates, Inc. (Caliber) and its subsidiaries, Fried & Sher, Inc. (Fried & Sher) and Collins Management, Inc. (Collins) (collectively referred to as the Company). Caliber is incorporated under the laws of the Commonwealth of Virginia to provide research and management consulting services to departments and agencies of the federal government. Fried & Sher provides leading work life professional services to the federal government and commercial businesses. Collins provides consulting services in the field of child development. All significant intercompany balances have been eliminated in consolidation.

Purchase of the company

Effective October 5, 2005, under the terms of a stock purchase agreement (the Agreement), ICF Consulting Group, Inc. (ICF) acquired all of the outstanding shares of the Company. The purchase price consists of a base consideration amount, plus or minus other items, as defined in the Agreement.

The accompanying financial statements do not include or reflect any other amounts or transactions related to the purchase of the Company by ICF.

The significant accounting policies followed by the Company are described below.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue recognition

Revenue on fixed-price and cost-reimbursable contracts includes direct costs and allocated indirect costs incurred plus recognized profit. Revenue is recognized under fixed-price contracts on the percentage-of-completion basis. Revenue on time-and-material contracts is recognized based upon time (at established rates) and other direct costs incurred. Unbilled receivables and billings in excess of revenue recognized result from differences between billings, which are determined based upon contractual terms, and amounts recognized as earned, which are based upon costs incurred and contract performance. Losses on contracts are provided for in the period they are first determined.

Federal government contract costs for 2002 through 2005, including indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract revenue has been recorded in amounts which are expected to be realized upon final settlement.

Cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

Marketable securities — restricted

Management of the Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Management has classified its marketable securities as trading and, thus, is carrying them at current market value, with realized and unrealized gains and losses included in earnings. The cost of securities sold is based on the specific identification method.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease.

Intangible assets

Intangible assets, which consist of contract rights and non-compete agreements, are stated at cost less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of three years to 80 months. Intangible assets were recorded at $1,381,111 and $575,358, with accumulated amortization of $654,384 and $495,848 at September 30, 2005 and 2004, respectively. Amortization expense related to intangible assets totaled $129,010 and $161,194 for the nine month periods ended September 30, 2005 and 2004, respectively.

The following is a schedule of estimated future amortization expense:

Years ending September 30,
2006	$163,904
2007	163,904
2008	113,904
2009	97,237
2010	97,237
Thereafter	90,540

$726,727

Income taxes

Effective January 1, 2002, the Company became an S Corporation for federal income tax purposes (which also applies to most states). Accordingly, as of this date, the Company is generally not subject to corporate income taxes and the income, deductions and credits generated by the Company will flow to the Company’s stockholders. However, any taxable income generated by the Company for any year through December 31, 2011 would subject the Company to income taxes to the extent income earned under C Corporation status had been previously deferred for income tax purposes. Accordingly, a deferred tax liability remains on the Company’s consolidated balance sheet to reflect this liability, which may be triggered in future years.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

Note 2 — Business Combination

On January 10, 2005, the Company acquired certain assets and liabilities of Collins Management Consulting, Inc. Collins Management Consulting, Inc. provides consulting services in the field of child development. As a result of the acquisition, the Company has become one of the largest purveyors of information about early childhood development currently under contract to the federal government.

The aggregate purchase price was $950,000, which included net cash paid of $922,694 (of which $30,000 was paid in 2004). The purchase price will be adjusted for any additional consideration earned during future accounting periods.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$27,306
Accounts receivable	746,495
Other current assets	18,170
Other assets	13,489
Property and equipment	67,741
Non-compete agreements	200,000
Contract rights	635,753

Total assets acquired	1,708,954
Current liabilities	(750,051)
Noncurrent liabilities	(8,903)

Net assets acquired	$950,000

Note 3 — Marketable Securities — Restricted

The Company invests in several publicly-traded mutual funds under a Rabbi Trust Agreement for the funding of the nonqualified deferred compensation plan (see Note 10). As such, all amounts are restricted for this use. During the nine month periods ended September 30, 2005 and 2004, the securities produced unrealized capital gains of $0 and $28,975, respectively. All investment income earned during the nine month periods ended September 30, 2005 and 2004 relate to marketable securities held at the end of each period. In September 2005, the marketable securities were sold for $602,571 resulting in a realized gain of $180,885.

Note 4 — Unbilled Receivables

Unbilled receivables consists of the following at September 30:

	2004	2005
Amounts currently billable	$4,009,187	$3,306,170
Amounts billable upon completion of milestones	1,162,476	765,986
Rate variances	103,825	83,799
Contract retainages	83,844	18,695

	$5,359,332	$4,174,650

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

Note 5 — Property and Equipment

Property and equipment consists of the following at September 30:

	2004	2005
Leasehold improvements	$760,905	$769,125
Other equipment	621,656	620,464
Computer equipment	753,856	528,676
Software licenses	700,642	468,473
Office furniture	442,969	442,969

	3,280,028	2,829,707
Less: accumulated depreciation and amortization	(2,504,926)	(2,224,394)

	$755,102	$605,313

Depreciation and amortization expense on property and equipment totaled $255,329 and $440,683 for the nine month periods ended September 30, 2005 and 2004, respectively.

Note 6 — Bank Line-of-credit

The Company maintains a bank line-of-credit facility under which it may borrow up to the lesser of $4,000,000 or 85% of eligible billed receivables. Borrowings under this bank line-of-credit agreement are due upon demand, are secured by all of the Company’s assets, and bear interest at the bank’s prime rate (6.75% at September 30, 2005). This agreement requires the Company to comply with certain financial covenants. At September 30, 2005, the Company was in compliance with these covenants. The bank line-of-credit was terminated on October 5, 2005.

Note 7 — Subordinated Notes Payable to Employees

Subordinated notes payable to employees consists of eleven subordinated notes payable to employees with stated amounts totaling $18,205,233, with one-time payments ranging from $4,969 to $796,666, and remaining quarterly principal payments ranging from $4,893 to $152,743, plus accrued interest (ranging from 5.75% to 8.25% per annum), and terms ranging from 5 to 15 years. These notes payable are secured by the Company’s common stock, and are subordinated to the bank line-of-credit agreement.

The scheduled maturities of these notes payable at September 30, 2005 are as follows:

Years ending September 30,
2006	$1,516,501
2007	1,323,898
2008	1,281,624
2009	1,152,865
2010	1,114,971
2011	1,114,971
Thereafter	4,341,600

$11,846,430

Interest expense resulting from subordinated notes payable to employees totaled $703,444 and $712,840, of which $703,444 and $488,531 was paid during the nine month periods ended

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

September 30, 2005 and 2004, respectively. As of September 30, 2005 and 2004, the current portion of subordinated notes payable to employees includes accrued interest payable of $0 and $224,309, respectively.

Note 8 — Deferred Rent

In October 1995, the Company entered into the first of a series of leases for office space. The net cost under these leases is approximately $13,239,000 over the eleven-year and eight-month term including rent abatements, scheduled rent increases, and other related factors associated with these leases. The Company is recognizing the expense associated with these leases on a straight-line basis ratably over the lease terms in accordance with generally accepted accounting principles. The deferred rent liability reflected in the accompanying consolidated balance sheet represents the cumulative difference between the monthly rent expense recorded and the amount of rent paid.

Note 9 — Employee Benefit Plans

401(k) profit sharing plan

The Company maintains a defined contribution 401(k) profit sharing plan (the Plan) for all employees who have attained the age of 21. Employees are eligible for the profit sharing contribution once they have completed twelve months of service with the Company. Participants may make voluntary contributions up to the maximum amount allowable by law. Company contributions to the Plan are at the discretion of management and vest to the participants ratably over a five-year period for profit sharing contributions and ratably over a three-year period for matching contributions. Employees begin vesting in the Company matching contribution upon completion of 1,000 hours of service to the Company, and in the profit sharing contribution in the second year of participation. The Company recorded no contributions to the Plan for either of the nine month periods ended September 30, 2005 and 2004. On September 30, 2005, the Company’s Board of Directors approved an amendment to the Plan to distribute all Plan assets to participants immediately prior to the effective date of the stock purchase agreement (see Note 1).

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (the ESOP) that covers all employees over the age of 21 who have work at least 1,000 hours in a year. Company contributions on behalf of the employees are determined at the discretion of the Board of Directors and vest to the participants ratably over five years, beginning with the second year of credited service. Initially, the ESOP borrowed funds from the Company to purchase 900,000 shares of common stock from the stockholders of the Company, and these shares were initially pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated, based on the proportion of debt service paid in the year. Debt of the ESOP is recorded as subordinated notes payable to employees (see Note 7) and the shares pledged as collateral are reported as unallocated ESOP shares in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding. ESOP compensation expense totaled $2,505,408 and $564,717 for the periods ended September 30, 2005 and 2004, respectively. The Company also recorded contributions to the 401(k) Plan of $268,903 and $240,408, through shares acquired from the ESOP, for the nine month periods ended September 30, 2005 and 2004, respectively. Effective October 1, 2005, the Company’s Board of Directors approved, immediately prior to the effective date of the stock purchase agreement (see Note 1), the sale of the ESOP assets, rights, title, and all interests in the issued and

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

outstanding ESOP shares to Caliber ESOP Custodial Corporation (the ESOP Sponsor) for $10 to a former officer of Caliber Associates, Inc. The ESOP Sponsor was created to administer the proceeds that resulted from the stock purchase agreement (see Note 1).

The ESOP shares are as follows at September 30:

	2004	2005
Allocated shares at the beginning of the period	147,336	501,350
Shares released for allocation	0	375,980
Unallocated shares at the end of the period	752,664	922,670

Total ESOP shares	900,000	1,800,000

Fair value of unallocated shares at the end of the period	$10,311,496	$6,320,290

Note 10 — Nonqualified Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the Deferred Compensation Plan) for all employees not eligible to participate in the Company’s Employee Stock Plan (Note 9). Contributions to the Deferred Compensation Plan are made through voluntary employee salary reductions of up to 100 percent of total compensation. The Company, at its discretion, may make a contribution to the Deferred Compensation Plan. The Company’s contribution to the Deferred Compensation Plan vests immediately. The Company recorded contributions of $12,900 and $112,763 to the Plan for the nine month periods ended September 30, 2005 and 2004, respectively. The Company has funded its deferred compensation liability with marketable securities, as selected by the participating employees. The liability to the participants will increase or decrease according to the performance of the selected investments. The fair value of the liability, therefore, approximates the book value as of September 30, 2005 and 2004, respectively, except for Company contributions accrued, but not yet paid. On September 30, 2005, the Company’s Board of Directors approved an amendment to the Deferred Compensation Plan to distribute all of its assets to the participants immediately prior to the effective date of the stock purchase agreement (see Note 1).

Note 11 — Common Stock

On May 18, 2005, the Company increased its authorized common stock to 2,000,000 shares, and approved a two-for-one stock split.

Note 12 — Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and unbilled receivables. The Company’s management believes the risk of loss associated with cash and cash equivalents is very low since cash and cash equivalents are maintained in financial institutions. However, at various times throughout the periods and at September 30, 2005, the Company had cash and cash equivalents on deposit with a financial institution that exceeded the federally insured limit. To date, accounts receivable and unbilled receivables have been derived primarily from contracts with agencies of the federal government. Accounts receivable are generally due within 30 days and no collateral is required. The Company maintains reserves for potential credit losses and historically such losses have been insignificant and within management’s expectations.

Caliber Associates, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2004 and 2005

Note 13 — Commitments

The Company leases office space under the terms of noncancelable operating leases that expire at various dates through December 31, 2008. These leases require the Company to reimburse the landlord for its pro rata share of the increases in annual operating expenses and real estate taxes. The following is a schedule of the future minimum lease payments required under noncancelable operating leases that have initial or remaining terms in excess of one year as of September 30, 2005:

Years ending September 30,
2006	$1,708,000
2007	853,000
2008	35,000
2009	9,000

$2,605,000

Rent expense aggregated $1,793,160 and $1,557,150 for the nine month periods ended September 30, 2005 and 2004, respectively.

ICF

Corporate Headquarters — Fairfax, Virginia USA

Rio De Janeiro, Brazil • Toronto, Canada • New Delhi, India • Moscow, Russia • London, England
Albany, New York • Charleston, South Carolina • Dallas, Texas • Dayton, Ohio • Houston, Texas
Lexington, Massachusetts • Los Angeles, California • Middletown, Pennsylvania
Ogden, Utah • Oklahoma City, Oklahoma • Orange County, California
Research Triangle Park, North Carolina • San Francisco, California • Washington, DC

ICF INTERNATIONAL

Client Mission and Needs

	Advise	Implement	Improve
Defense & Homeland Security Energy Environment & Infrastructure Health, Human Services & Social Programs	▪ Needs and Market Assessments ▪ Policy Analysis ▪ Strategy ▪ Concept Development ▪ Planning ▪ Change Management ▪ Architecture ▪ Design	▪ IT Solutions ▪ Project Management ▪ Program Delivery ▪ Technical Assistance ▪ Outsourcing ▪ Clearinghouses ▪ Communications ▪ Training and Exercises	▪ Program Evaluation ▪ Transformation ▪ Continuous Improvement ▪ Performance Management ▪ Benchmarking ▪ Customer Satisfaction ▪ Business Process Reengineering ▪ Return on Investment Analysis

Passion. **Expertise. Results.**

4,670,000 Shares

ICF INTERNATIONAL, INC.

Common Stock

Until October 23, 2006 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.